
06018664

CLEARY GOTTLIEB STEEN & HAMILTON LLP

CGS&H Limited Liability Company
Paveletskaya Square, 2, Building 3, 10th floor
Moscow, Russia 115054
Ph. (7-501) 258-5006
Fax (7-501) 258-5011
www.clearygottlieb.com

E-Mail: chalf@cgsh.com



November 14, 2006

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Information Announcements by Evraz Group S.A. (File No. 82-34947) Pursuant to Rule 12g3-2(b)(l)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, Evraz Group S.A. (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith copies of the disclosure materials as indicated below:

Public communications and materials that the Company has made available to holders of its securities pursuant to Luxembourg law since July 31, 2006

Exhibit A1	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg*, No. 1617, dated August 25, 2006
Exhibit A2	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg*, No. 1631, dated August 29, 2006
Exhibit A3	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg*, No. 1824, dated September 29, 2006
Exhibit A4	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg*,

[Moscow #74877 v3]

dlw 11/22

	No.1829, dated September 29, 2006
Exhibit A5	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg,* No.1951, dated October 18, 2006
Exhibit A6	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg,* No.1980, dated October 21, 2006
Exhibit A7	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg,* No.1981, dated October 23, 2006
Exhibit A8	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg,* No.1982, dated October 23, 2006
Exhibit A9	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg,* No.2002, dated October 25, 2006
Exhibit A10	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg,* No.2012, dated October 26, 2006
Exhibit A11	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg,* No.2038, dated October 31, 2006
Exhibit A12	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg,* No.2039, dated October 31, 2006
Exhibit A13	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg,* No.2049, dated November 2, 2006
Exhibit A14	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg,* No.2050, dated November 2, 2006
Exhibit A15	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg,* No.2059, dated November 3, 2006

Public communications and materials that the Company has made available to holders of its securities pursuant to a stock exchange requirement since July 31, 2006

Exhibit B1	Annual Information Update, August 2, 2006
Exhibit B2	Further statement re sale of significant interest in the Company, August 9, 2006
Exhibit B3	Evraz Group's major operating subsidiaries report Q2 2006 RAS Financial Results, August 10, 2006
Exhibit B4	Notice of Results, August 11, 2006
Exhibit B5	Holding(s) in the Company, August 14, 2006
Exhibit B6	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, August 14, 2006
Exhibit B7	Vitkovice Steel, August 21, 2006
Exhibit B8	Evraz completes acquisition of 73% stake in Strategic Minerals Corporation, August 24, 2006
Exhibit B9	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, August 25, 2006
Exhibit B10	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, August 25, 2006
Exhibit B11	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, August 25, 2006
Exhibit B12	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, August 25, 2006
Exhibit B13	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, August 30, 2006

Exhibit B14	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, August 31, 2006
Exhibit B15	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, September 4, 2006
Exhibit B16	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, September 5, 2006
Exhibit B17	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, September 5, 2006
Exhibit B18	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, September 5, 2006
Exhibit B19	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, September 5, 2006
Exhibit B20	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, September 6, 2006
Exhibit B21	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, September 6, 2006
Exhibit B22	Block Listing Six Monthly Return, September 14, 2006
Exhibit B23	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, September 14, 2006
Exhibit B24	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, September 18, 2006
Exhibit B25	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, September 20, 2006
Exhibit B26	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, September 20, 2006

Exhibit B27	Evraz Group repays $175 million eurobonds, September 25, 2006
Exhibit B28	2006 Interim Results, October 5, 2006
Exhibit B29	Evraz welcomes Fitch Ratings' upgrade of Evraz Group S.A. to "BB", October 9, 2006
Exhibit B30	Evraz Group releases 3Q 2006 trading update, October 10, 2006
Exhibit B31	Evraz receives a licence to develop Sobstvenno-Kachkanarskoye ore deposit, October 11, 2006
Exhibit B32	Interim Results for the Six Months Ended June 30, 2006, October 12, 2006
Exhibit B33	Bruno Bolfo Resigns from Evraz's Board, October 23, 2006
Exhibit B34	Evraz welcomes change of Moody's outlook to Evraz ratings to "Positive," October 23, 2006
Exhibit B35	Evraz published MD&A on the website, November 3, 2006

If you have any questions or require any further information, please do not hesitate to contact me at (+7 501) 258 5006.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,



Cameron E. Half

Enclosures

MEMORIAL

Journal Officiel
du Grand-Duché de
Luxembourg



MEMORIAL

Amtsblatt
des Großherzogtums
Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales
et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 1617 **25 août 2006**

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

Il résulte du procès-verbal de la réunion du conseil d'administration de la Société tenue en date du 27 juin 2006 que:

- M. Alexander V. Frolov, né le 17 mai 1964 à Tula, Russie, demeurant professionnellement au 15, Dolgorukovskaya, bâtiments 4 and 5, Moscou 127006, Russie, est réélu Président du Conseil d'Administration de la Société. Son mandat expirera lors de l'assemblée générale ordinaire qui approuvera les comptes de la Société au 31 décembre 2006.

- M. Valery I. Khoroshkovsky, né le 1er janvier 1969 à Kiev, Ukraine, demeurant professionnellement au 15, Dolgorukovskaya, bâtiments 4 and 5, Moscou 127006, Russie, est réélu en tant qu'administrateur-délégué de la Société. La Société est valablement engagée par la signature individuelle de l'administrateur-délégué jusqu'au montant de EUR 30.000.000,00. Le mandat de l'administrateur-délégué expirera lors de l'assemblée générale ordinaire qui approuvera les comptes de la Société au 31 décembre 2006.

Pour mention aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 27 juin 2006.

Pour avis conforme

TMF MANAGEMENT LUXEMBOURG S.A.

Domiciliataire

X. Kotoula

Enregistré à Luxembourg, le 29 juin 2006, réf. LSO-BR09475. – Reçu 14 euros.

Le Receveur (signé): D. Hartmann.

(064119.3/805/23) Déposé au registre de commerce et des sociétés de Luxembourg, le 5 juillet 2006.

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

It resulted from the minutes of the Board of Directors of the Company held on June 27, 2006 that:
- Mr. Alexander V. Frolov, born on May 17, 1964 in Tula, Russia, residing professionally at 15, Dolgorukovskaya, buildings 4 and 5, Moscow 127006, Russia, was reelected as Chairman of the Board of Directors of the Company. His term of office will expire when the Ordinary Shareholders' Meeting approving the Company's financial statements as at December 31, 2006 is held.
- Mr. Valery Khoroshkovsky, born on January 1, 1969 in Kiev, Ukraine, residing professionally at 15, Dolgorukovskaya, buildings 4 and 5, Moscow 127006, Russia, was reelected as managing director (*administrateur-délégué*) of the Company. The Company is validly bound by the individual signature of the managing director up to € 30,000,000. The term of office of the managing director will expire when the Ordinary Shareholders' Meeting approving the Company's financial statements as at December 31, 2006 is held.

Mention for purposes of publication at the Memorial, Book of Companies and Associations (*Recueil des Sociétés et Associations*).

Luxembourg, June 27, 2006.
For certified true notice
TMF MANAGEMENT LUXEMBOURG S.A.
Paying Agent
X. Kotoula
Registered in Luxembourg, on June 29, 2006, ref. LSO-BR09475. – Received 14 euros.
The Collector (signed): D. Hartmann
(064119.3/805/23) Filed with the Registry of Commerce and Companies of Luxembourg on July 5, 2006.

Exhibit A2

MEMORIAL
Journal Officiel
du Grand-Duché de
Luxembourg



MEMORIAL
Amtsblatt
des Großherzogtums
Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 1631 29 août 2006

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.
R. C. Luxembourg B 105.615.

—

Il résulte du procès-verbal de l'assemblée générale ordinaire des actionnaires de la Société du 20 juin 2006 que:

1. Les mandats des administrateurs suivants étant venus à échéance, les actionnaires ont décidé de réélire les administrateurs suivants:

- M. Alexander G. Abramov, né le 20 février 1959, à Krasnodar, Russie, demeurant professionnellement au 15, Dolgorukovskaya, bâtiments 4 et 5, Moscou 127006, Russie.
- M. Otari I. Arshba, né le 12 avril 1955, à Sukhumi, Géorgie, demeurant professionnellement au 15, Dolgorukovskaya, bâtiments 4 et 5, Moscou 127006, Russie.
- M. Alexander V. Frolov, né le 17 mai 1964, à Tula, Russie, demeurant professionnellement au 15, Dolgorukovskaya, bâtiments 4 et 5, Moscou 127006, Russie.
- M. Valery I. Khoroshkovsky, ne le 1er janvier 1969, à Kiev, Ukraine, demeurant professionnellement au 15, Dolgorukovskaya, bâtiments 4 et 5, Moscou 127006, Russie.
- M. James W. Campbell, né le 12 décembre 1949, à Ballymoney, Royaume-Uni, demeurant au 91 East Avenue, Athol, Sandton, Johannesburg 2146, Afrique du Sud.
- M. Terry J. Robinson, né le 23 novembre 1944, à Peterborough, Royaume-Uni, demeurant à The Corner House, 34 Burkes Road, Beaconsfield, Bucks, HP9 1PN, Royaume-Uni.

Les mandats des administrateurs susmentionnés arriveront à échéance lors de l'assemblée générale ordinaire qui approuvera les comptes de la Société au 31 décembre 2006.

2. Le mandat de M. Peter Daresbury, né le 18 juillet 1953, à Londres, Royaume-Uni, demeurant à Hall Lane Farm, Daresbury, GB-WA4 4AF Warrington, Cheshire, au Royaume-Uni, étant venu à échéance, les actionnaires ont décidé de ne pas le renouveler mais d'élire M. Bruno Bolfo, né le 11 août 1941, à Lavagna, Italie, demeurant au 6, Via Vicari, 6900, Lugano, en Suisse. Le mandat de M. Bolfo expirera également lors de l'assemblée générale ordinaire qui approuvera les comptes de la Société au 31 décembre 2006.

3. Le mandat de ERNST & YOUNG, ayant son siège social au 7, Parc d'Activité Syrdall, L-5365 Munsbach, enregistré auprès du R.C.S. Luxembourg sous le numéro R.C.S. B 47.771, en tant que commissaire aux comptes étant venu à échéance les actionnaires décident de ne pas le renouveler, mais d'élire Mme Alexandra Trunova, née le 11 juin 1973, à Krasnodar, Russie, demeurant professionnellement au 15, Dolgorukovskaya, bâtiments 4 et 5, Moscou 127006, Russie. Le mandat de Mme Trunova expirera également lors de l'assemblée générale ordinaire qui approuvera les comptes de la Société au 31 décembre 2006.

4. Les actionnaires décident d'élire en tant que réviseur d'entreprises, la société ERNST & YOUNG, susmentionnée. Son mandat expirera lors de l'assemblée générale ordinaire qui approuvera les comptes de la Société au 31 décembre 2006.

Pour mention aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 20 juin 2006.

Pour la société
TMF MANAGEMENT LUXEMBOURG S.A.
Le domiciliataire
X. Kotoula

Enregistré à Luxembourg, le 22 juin 2006, réf. LSO-BR06533. – Reçu 16 euros.

Le Receveur (signé): D. Hartmann.

(060118.3/805/45) Déposé au registre de commerce et des sociétés de Luxembourg, le 27 juin 2006.

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

It resulted from the minutes of the Ordinary Shareholders' Meeting of the Company of June 20, 2006 that:
1. The term of office of the following directors having expired, the shareholders decided to reelect the following directors:
- Mr. Alexander G. Abramov, born on February 20, 1959 in Krasnodar, Russia, residing professionally at 15, Dolgorukovskaya, buildings 4 and 5, Moscow 127006, Russia,
- Mr. Otari I. Arshba, born on April 12, 1955 in Sukhumi, Georgia, residing professionally at 15, Dolgorukovskaya, buildings 4 and 5, Moscow 127006, Russia,
- Mr. Alexander V. Frolov, born on May 17, 1964 in Tula, Russia, residing professionally at 15, Dolgorukovskaya, buildings 4 and 5, Moscow 127006, Russia,
- Mr. Valéry I. Khoroshkovsky, born on January 1, 1969 in Kiev, Ukraine, residing professionally at 15, Dolgorukovskaya, buildings 4 and 5, Moscow 127006, Russia,
- Mr. James W. Campbell, born on December 12, 1949 in Ballymoney, United Kingdom, residing at 91 East Avenue, Athol, Sandton, Johannesburg 2146, South Africa,
- Mr. Terry J. Robinson, born on November 23, 1944, in Peterborough, United Kingdom, residing at The Corner House, 34 Burkes Road, Beaconsfield, Bucks. HP9 1PN, Great-Britain.
The terms of office of the aforementioned directors will expire when the Ordinary Shareholders' Meeting approving the Company's financial statements for the year ending December 31, 2006 is held.
2. The term of office of Mr. Peter Daresbury, born on July 18, 1953 in London, United Kingdom, residing at Hall Lane Farm, Daresbury, GB-WA4 4AF Warrington, Cheshire, United Kingdom having expired, the shareholders decided not to renew it but to elect Mr. Bruno Bolfo, born on August 11, 1941, in Lavagna, Italy, residing at 6, Via Vicari, 6900, Lugano, Switzerland. The term of office of Mr. Bolfo will also expire when the Ordinary Shareholders' Meeting approving the Company's financial statements as at December 31, 2006 is held.
3. The term of office of ERNST & YOUNG, having its registered office at 7, Parc d'Activité Syrdall, L-5365 Munsbach, registered with the Registry of Commerce and Companies of Luxembourg under number R.C.S. B 47.771, as statutory auditor having expired, the shareholders decided not to renew it but to elect Mrs. Alexandra Trunova, born on June 11, 1973 in Krasnodar, Russia, residing professionally at 15, Dolgorukovskaya, buildings 4 and 5, Moscow 127006, Russia. The term of office of Mrs. Trunova will also expire when the Ordinary Shareholders' Meeting approving the Company's financial statements as at December 31, 2006 is held.
4. The shareholders decided to elect as corporate auditor ERNST & YOUNG, aforementioned. Its term of office will expire when the Ordinary Shareholders' Meeting approving the Company's financial statements as at December 31, 2006 is held.
Mention for purposes of publication at the Memorial, Book of Companies and Associations (*Recueil des Sociétés et Associations*).

Luxembourg, June 20, 2006.
For the company
TMF MANAGEMENT LUXEMBOURG S.A.

Paying Agent
X. Kotoula
Registered in Luxembourg, on June 22, 2006, ref. LSO-BR06533. – Received 16 euros.
The Collector (signed): D. Hartmann
(064118.3/805/45) Filed with the Registry of Commerce and Companies of Luxembourg on June 27, 2006.

MEMORIAL

Journal Officiel du Grand-Duché de Luxembourg



MEMORIAL

Amtsblatt des Großherzogtums Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 1824 **29 septembre 2006**

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

In the year two thousand six, on the thirtieth day of June.

Before Maître Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A., (the «Company») having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies under number B 105.615, incorporated by deed of Me Paul Frieders, notary, on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C number 440, page 21116 dated 12 May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 233,808,652.- (two hundred and thirty-three million eight hundred and eight thousand six hundred and fifty-two Euro) divided into 116,904,326 (one hundred and sixteen million nine hundred and four thousand three hundred and twenty-six) shares of EUR 2.- (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the un-issued but authorised capital of the Company is set at EUR 314,408,652.- (three hundred and fourteen million four hundred and eight thousand six hundred and

fifty-two) represented by 157,204,326.- (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2.- (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17 May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25 May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The company has received the subscription of 18,391 (eighteen thousand three hundred and ninety-one) new shares on 16 June 2006. The share capital is as a consequence increased by an amount of EUR 36,782.- (thirty-six thousand seven hundred and eighty-two Euro) in order to raise it from its current amount of EUR 233,808,652.- (two hundred and thirty-three million eight hundred and eight thousand six hundred and fifty-two Euro) to EUR 233,845,434.- (two hundred and thirty-three million eight hundred and forty-five thousand four hundred and thirty-four Euro) by the issuance of 18,391 (eighteen thousand three hundred and ninety-one) new shares with a nominal value of EUR 2.- (two Euro) each. The subscription price per each new share is of USD 43.5 whereof EUR 2.- (two Euro) to be paid as par value on each new share and the remaining amount of EUR 32.49 (thirty-two Euro and forty-nine cents) as valuated below as share premium on each new share.

These 18,391 (eighteen thousand three hundred and ninety-one) new shares with a nominal value of EUR 2.- (two Euro) of an aggregate amount of EUR 36,782.- (thirty-six thousand seven hundred and eighty-two Euro) and the global share premium of an aggregate amount of EUR 597,458.- (five hundred ninety-seven thousand four hundred and fifty-eight Euro) have been fully paid up in cash by the Shareholder so that the amount of USD 800,000.- (USD eight hundred thousand) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 634,240.- (six hundred and thirty-four thousand two hundred and forty Euro) at the exchange rate fixed at EUR 0.7928/USD 1.-.

The justifying documents of such subscription have been produced to the undersigned notary, who expressly acknowledges it.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 233,845,434.- (two hundred and thirty-three million eight hundred and forty-five thousand four hundred and thirty-four Euro) and is divided into 116,922,717 (one hundred and sixteen million nine hundred and twenty-two thousand seven hundred and seventeen) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 233,845,434.- (two hundred and thirty-three million eight hundred and forty-five thousand four hundred and thirty-four Euro) divided into 116,922,717 (one hundred and sixteen million nine hundred and twenty-two thousand seven hundred and seventeen) shares of EUR 2.- (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 325,281,287.- (three hundred and twenty-five million two hundred and eighty-one thousand two hundred and eighty-seven Euro) have been paid up.

The company shall have an authorized capital of EUR 314,371,870.- (three hundred and fourteen million three hundred and seventy-one thousand eight hundred and seventy Euro) represented by 157,185,935 (one hundred and fifty-seven million one hundred and eighty-five thousand nine hundred and thirty-five) shares of two Euro (EUR 2.-) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of two Euro (EUR 2.-) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as it in its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of the present deed are estimated at approximately ten thousand Euro.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le trente juin.

Par-devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A., (la «Société»), ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 233.808.652,- (deux cent trente-trois millions huit cent huit mille six cent cinquante-deux euros) divisé en 116.904.326 (cent seize millions neuf cent quatre mille trois cent vingt-six) actions d'une valeur nominale de EUR 2,- (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652,- (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2,- (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires, avec ou sans prime d'émission, pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu la souscription de 18,391 (dix-huit mille trois cent quatre-vingt-onze) nouvelles actions le 16 juin 2006. Le capital social est par conséquent augmenté d'une somme de EUR 36.782,- (trente-six mille sept cent quatre-vingt-deux euros) dans le but de le porter de sa somme actuelle de EUR 233.808.652,- (deux cent trente-trois millions huit cent huit mille six cent cinquante-deux euros) à EUR 233.845.434,- (deux cent trente-trois millions huit cent quarante-cinq mille quatre cent trente-quatre euros) par l'émission de 18.391 (dix-huit mille trois cent quatre-vingt-onze) nouvelles actions d'une valeur nominale de EUR 2,- (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,5 dont EUR 2,- (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 32,49 (trente-deux euros et quarante-neuf cents) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

Ces 18.391 (dix-huit mille trois cent quatre-vingt-onze) nouvelles actions d'une valeur nominale de EUR 2,- (deux euros) d'une somme totale de EUR 36.782,- (trente-six mille sept cent quatre-vingt-deux euros) et la prime d'émission globale d'une somme totale de EUR 597.458,- (cinq cent quatre-vingt-dix-sept mille quatre cent cinquante-huit) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 800.000,- (huit cent mille dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 634.240,- (six cent trente-quatre mille deux cent quarante euros) au taux de change fixé à EUR 0,7928/USD 1.-.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 233.845.434,- (deux cent trente-trois millions huit cent quarante-cinq mille quatre cent trente-quatre euros) et est divisé en 116.922.717 (cent seize millions neuf cent vingt-deux sept cent dix-sept) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 233.845.434,- (deux cent trente-trois millions huit cent quarante-cinq mille quatre cent trente-quatre euros) divisé en 116.922.717 (cent seize millions neuf cent vingt-deux sept cent dix-sept) actions de EUR 2,- (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 325.281.287,- (trois cent vingt-cinq millions deux cent quatre-vingt-un mille deux cent quatre-vingt-sept euros) ont été payées.

La société a un capital autorisé de EUR 31.371.870,- (trois cent quatorze millions trois cent soixante et onze mille huit cent soixante-dix euros) représenté par 157.185.935 (cent cinquante-sept millions cent quatre-vingt-cinq mille neuf cent trente-cinq) actions de deux euros (EUR 2,-) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de deux euros (EUR 2,-) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française, et en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ EUR 10.000,-.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Dont acte, fait et passé à Luxembourg, date qu'en tête des présentes.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 5 juillet 2006, vol. 154S, fol. 35, case 1. – Reçu 6.342,40 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 26 juillet 2006. J. Elvinger.

(080072.3/211/200) Déposé au registre de commerce et des sociétés de Luxembourg, le 3 août 2006.

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

Les statuts coordonnés suivant l'acte n° 43285 ont été déposés au registre de commerce et des sociétés de Luxembourg, le 3 août 2006.

J. Elvinger.

(080074.3/211/9) Déposé au registre de commerce et des sociétés de Luxembourg, le 3 août 2006.

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

The coordinated by-laws following instrument no. 43285 were filed with the Registry of Commerce and Companies of Luxembourg on August 3, 2006.

J. Elvinger

(080074.3/211/9) Filed with the Registry of Commerce and Companies of Luxembourg on August 3, 2006.

Evraz Group S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

In the year two thousand six, on the seventh day of August.

Before Maître Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of E*vraz Group* S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company E*vraz Group* S.A., (the «Company») having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies under number B 105.615, incorporated by deed of Me Paul Frieders notary on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C number 440, page 21116 dated 12 May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 233,983,360 (two hundred and thirty-three million nine hundred and eighty-three thousand three hundred and sixty Euro) and is divided into 116,991,680 (one hundred and sixteen million nine hundred and ninety-one thousand six hundred and eighty) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the un-issued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17 May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25 May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY N*ominees Limited*, One Canada Square, London E14 5AL (the «Shareholder»). The company has received the subscription of 17,241 (seventeen thousand two hundred and forty-one) new shares on 1 August 2006. The share capital is as a consequence increased by an amount of EUR 34,482 (thirty-four thousand four hundred and eighty-two Euro) in order to raise it from its

current amount of EUR 233,983,360 (two hundred and thirty-three million nine hundred and eighty-three thousand three hundred and sixty Euro) to EUR 234,017,842 (two hundred and thirty-four million seventeen thousand eight hundred and forty-two Euro) by the issuance of 17,241 (seventeen thousand two hundred and forty-one) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.5 (forty-three Dollar and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 32.09 (thirty-two Euro and nine cents) as valuated below as share premium on each new share.

These 17,241 (seventeen thousand two hundred and forty-one) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 34,482 (thirty-four thousand four hundred and eighty-two Euro) and the global share premium of an aggregate amount of EUR 553,187.25 (five hundred and fifty-three thousand one hundred and eighty-seven Euro and twenty-five cents) have been fully paid up in cash by the Shareholder so that the amount of USD 749,983.50 (seven hundred and forty-nine thousand nine hundred and eighty-three Dollar and fifty cents) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 587,669.25 (five hundred and eighty-seven thousand six hundred and sixty-nine Euro and twenty-five cents) at the exchange rate fixed at EUR 1 / USD 1.2762.

The justifying documents of such subscription have been produced to the undersigned notary, who expressly acknowledges it.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 234,017,842 (two hundred and thirty-four million seventeen thousand eight hundred and forty-two Euro) and is divided into 117,008,921 (one hundred and seventeen million eight thousand nine hundred and twenty-one) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 234,017,842 (two hundred and thirty-four million seventeen thousand eight hundred and forty-two Euro) divided into 117,008,921 (one hundred and seventeen million eight thousand nine hundred and twenty-one) shares of EUR 2 (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 328,049,503 (three hundred and twenty-eight million forty-nine thousand five hundred and three Euro) have been paid up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of two Euro (EUR 2.-) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of two Euro (EUR 2.-) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as it in its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of the present deed are estimated at approximately six thousand euros.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le sept août, devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société E*vraz Group* S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de

l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société Evraz *Group* S.A., (la «Société») ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au registre de commerce et des sociétés de Luxembourg sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 233.983.360 (deux cent trente-trois millions neuf cent quatre-vingt-trois mille trois cent soixante Euro) et est divisé en 116.991.680 (cent seize millions neuf cent quatre-vingt-onze mille six cent quatre-vingt) actions d'une valeur nominale de EUR 2 (deux Euro) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux Euro), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux Euro) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY N*ominees Limited*, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu la souscription de 17.241 (dix-sept mille deux cent quarante et un) nouvelles actions le 1er août 2006. Le capital social est par conséquent augmenté d'une somme de EUR 34.482 (trente-quatre mille quatre cent quatre-vingt-deux Euro) dans le but de le porter de sa somme actuelle de EUR 233.983.360 (deux cent trente-trois millions neuf cent quatre-vingt-trois mille trois cent soixante Euro) à EUR 234,017,842 (deux cent trente-quatre millions dix-sept mille huit cent quarante-deux Euro) par l'émission de 17.241 (dix-sept mille deux cent quarante et un) nouvelles actions d'une valeur nominale de EUR 2 (deux Euro) chacune. Le prix de souscription pour chaque action est de USD 43,5 (quarante-trois Dollars et cinquante centimes) dont EUR 2 (deux Euro) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 32,09 (trente-deux Euro et neuf centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

Ces 17.241 (dix-sept mille deux cent quarante et un) nouvelles actions d'une valeur nominale de EUR 2 (deux Euro) d'une somme totale de EUR 34.482 (trente-quatre mille quatre cent quatre-vingt-deux Euro) et la prime d'émission globale d'une somme totale de EUR 553.187,25 (cinq cent cinquante-trois mille cent quatre-vingt-sept Euro et vingt-cinq centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 749.983,50 (sept cent quarante-neuf mille neuf cent quatre-vingt-trois Dollars et cinquante centimes) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 587.669,25 (cinq cent quatre-vingt-sept mille six cent soixante-neuf Euro et vingt-cinq centimes) au taux de change fixé à EUR 1 / USD

1,2762.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 234.017.842 (deux cent trente-quatre millions dix-sept mille huit cent quarante-deux Euro) et est divisé en 117.008.921 (cent dix-sept millions huit mille neuf cent vingt et une) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 234.017.842 (deux cent trente-quatre millions dix-sept mille huit cent quarante-deux Euro) divisé en 117.008.921 (cent dix-sept millions huit mille neuf cent vingt et un) actions de EUR 2 (deux Euro) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 328.049.503 (trois cent vingt-huit millions quarante-neuf mille cinq cent trois Euro) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux Euro) représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de deux Euro (EUR 2,-) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de deux Euro (EUR 2) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre

toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française, et en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ six mille euros.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 9 août 2006, vol. 29CS, fol. 36, case 1. – Reçu 5.876,69 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 août 2006. J. Elvinger.

(100482.3/211/201) Déposé au registre de commerce et des sociétés de Luxembourg, le 20 septembre 2006.

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Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 1951 **18 octobre 2006**

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.
R. C. Luxembourg B 105.615.

—

In the year two thousand six, on the seventeenth day of July.

Before Maître Joseph Elvinger, notary residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Laurent Massinon, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A. (the «Company»), having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies, under number B 105.615, incorporated by deed of Mᵉ Paul Frieders, notary, on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C, number 440, page 21116 dated 12th May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 233,845,434 (two hundred and thirty-three million eight hundred and forty-five thousand four hundred and thirty-four Euro), divided into 116,922,717 (one hundred and sixteen million nine hundred and twenty-two thousand seven hundred and seventeen) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the un-issued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two), represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17th May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25th May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The company has received the subscription of 13,793 (thirteen thousand seven hundred and ninety-three) new shares on 12th July 2006. The share capital is as a consequence increased by an amount of EUR 27,586 (twenty-seven thousand five hundred and eighty-six Euro) in order to raise it from its current amount of EUR 233,845,434 (two hundred and thirty-three million eight hundred and forty-five thousand four hundred and thirty-four Euro) to EUR 233,873,020 (two hundred and thirty-three million eight hundred and seventy-three thousand twenty Euro) by the issuance of 13,793 (thirteen thousand seven hundred and ninety-three) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.5 (forty-three Dollars and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 32.14 (thirty-two Euro and fourteen cents) as valuated below as share premium on each new share.

These 13,793 (thirteen thousand seven hundred and ninety-three) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 27,586 (twenty-seven thousand five hundred and eighty-six Euro) and the global share premium of an aggregate amount of EUR 443,368.08 (five hundred ninety-seven thousand four hundred and fifty-eight Euro and eight cents) have been fully paid up in cash by the Shareholder so that the amount of USD 599,995.50 (five hundred ninety-nine thousand nine hundred and ninety-five Dollars and fifty cents) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 470,954.08 (four hundred seventy thousand nine hundred and fifty-four Euro and eight cents) at the exchange rate fixed at EUR 1/USD 1.2740.

The justifying documents of such subscription have been produced to the undersigned notary who expressly acknowledges it.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 233,873,020 (two hundred and thirty-three million eight hundred and seventy-three thousand twenty Euro) and is divided into 116,936,510 (one hundred and sixteen million nine hundred and thirty-six thousand five hundred and ten) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 233,873,020 (two hundred and thirty-three million eight hundred and seventy-three thousand twenty Euro), divided into 116,936,510 (one hundred and sixteen million nine hundred and thirty-six thousand five hundred and ten) shares of EUR 2 (two Euro) each. In addition to the issued capital, issue

premiums for a total amount of EUR 325,724,655 (three hundred and twenty-five million seven hundred and twenty-four thousand six hundred and fifty-five Euro) have been paid up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two), represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of two Euro (EUR 2) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17th, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of two Euro (EUR 2) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as it in its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and, in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges in any form, whatsoever which shall be borne by the Company as a result of the present deed, are estimated at approximately nine thousand Euro.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le dix-sept juillet.

Par-devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Laurent Massinon, avocat, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A. (la «Société»), ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg, sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C, numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 233.845.434 (deux cent trente-trois millions huit cent quarante-cinq mille quatre cent trente-quatre euros), divisé en 116.922.717 (cent seize millions neuf cent vingt-deux mille sept cent dix-sept) actions d'une valeur nominale de EUR 2 (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter

le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu la souscription de 13.793 (treize mille sept cent quatre-vingt-treize) nouvelles actions le 12 juillet 2006. Le capital social est par conséquent augmenté d'une somme de EUR 27.586 (vingt-sept mille cinq cent quatre-vingt-six euros) dans le but de le porter de sa somme actuelle de EUR 233.845.434 (deux cent trente-trois millions huit cent quarante-cinq mille quatre cent trente-quatre euros) à EUR 233.873.020 (deux cent trente-trois millions huit cent soixante-treize mille vingt euros) par l'émission de 13.793 (treize mille sept cent quatre-vingt-treize) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,5 (quarante-trois dollars et cinquante centimes) dont EUR 2 (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 32,14 (trente-deux euros et quatorze centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

Ces 13.793 (treize mille sept cent quatre-vingt-treize) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 27.586 (vingt-sept mille cinq cent quatre-vingt-six euros) et la prime d'émission globale d'une somme totale de EUR 443.368,08 (quatre cent quarante-trois mille trois cent soixante-huit euros et huit centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 599.995,50 (cinq cent quatre-vingt-dix-neuf mille neuf cent quatre-vingt-quinze dollars et cinquante centimes) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 470.954,08 (quatre cent soixante-dix mille neuf cent cinquante-quatre euros et huit centimes) au taux de change fixé à EUR 1/USD 1,2740.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 233.873.020 (deux cent trente-trois millions huit cent soixante-treize mille vingt euros) et est divisé en 116.936.510 (cent seize millions neuf cent trente-six cinq cent dix) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 233.873.020 (deux cent trente-trois millions huit cent soixante-treize mille vingt euros), divisé en 116.936.510 (cent seize millions neuf cent trente-six cinq cent dix) actions de EUR 2 (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 325.724.655 (trois cent vingt-cinq millions sept cent vingt-quatre mille six cent cinquante-cinq euros) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de deux euros (EUR 2) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de deux euros (EUR 2) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française et, en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ neuf mille euros.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Dont acte, fait à Luxembourg, date qu'en tête des présentes.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: L. Massinon, J. Elvinger.

Enregistré à Luxembourg, le 21 juillet 2006, vol. 29CS, fol. 6, case 5. – Reçu 4.709,54 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 août 2006. J. Elvinger.

(091372.3/211/202) Déposé au registre de commerce et des sociétés de Luxembourg, le 29 août 2006.

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

Les statuts coordonnés suivant l'acte n° 43475 ont été déposés au registre de commerce et des sociétés de Luxembourg, le 29 août 2006.

J. Elvinger.

(091373.3/211/9) Déposé au registre de commerce et des sociétés de Luxembourg, le 29 août 2006.

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

The coordinated by-laws following instrument no. 43475 were filed with the Registry of Commerce and Companies of Luxembourg on August 29, 2006.

J. Elvinger

(091373.3/211/9) Filed with the Registry of Commerce and Companies of Luxembourg on August 29, 2006.

MEMORIAL

Journal Officiel
du Grand-Duché de
Luxembourg



MEMORIAL

Amtsblatt
des Großherzogtums
Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 1980 **21 octobre 2006**

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

In the year two thousand six, on the forth day of August.

Before Maître Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A. (the «Company»), having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies under number B 105.615, incorporated by deed of Me Paul Frieders, notary, on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C number 440, page 21116, dated 12 May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 233,948,878 (two hundred and thirty-three million nine hundred and forty-eight thousand eight hundred and seventy-eight Euro) and is divided into 116,974,439 (one hundred and sixteen million nine hundred and seventy-four thousand four hundred and thirty-nine) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the un-issued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17 May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25 May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The company has received the subscription of 17,241 (seventeen thousand two hundred and forty-one) new shares on 1st August 2006. The share capital is as a consequence increased by an amount of EUR 34,482 (thirty-four thousand four hundred and eighty-two Euro) in order to raise it from its current amount of EUR 233,948,878 (two hundred and thirty-three million nine hundred and forty-eight thousand eight hundred and seventy-eight Euro) to EUR 233,983,360 (two hundred and thirty-three million nine hundred and eighty-three thousand three hundred and sixty Euro) by the issuance of 17,241 (seventeen thousand two hundred and forty-one) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.50 (forty-three Dollar and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 32.09 (thirty-two Euro and nine cents) as valuated below as share premium on each new share.

These 17,241 (seventeen thousand two hundred and forty-one) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 34,482 (thirty-four thousand four hundred and eighty-two Euro) and the global share premium of an aggregate amount of EUR 553,187.25 (five hundred and fifty-three thousand one hundred and eighty-seven Euro and twenty-five cents) have been fully paid up in cash by the Shareholder so that the amount of USD 749,983.50 (seven hundred and forty-nine thousand nine hundred and eighty-three Dollar and fifty cents) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 587,669.25 (five hundred and eighty-seven thousand six hundred and sixty-nine Euro and twenty-five cents) at the exchange rate fixed at EUR 1 / USD 1.2762.

The justifying documents of such subscription have been produced to the undersigned notary, who expressly acknowledges it.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 233,983,360 (two hundred and thirty-three million nine hundred and eighty-three thousand three hundred and sixty Euro) and is divided into 116,991,680 (one hundred and sixteen million nine hundred and ninety-one thousand six hundred and eighty) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 233,983,360 (two hundred and thirty-three million nine hundred and eighty-three thousand three hundred and sixty Euro) divided into 116,991,680 (one hundred and sixteen million nine hundred and ninety-one thousand six hundred and eighty) shares of EUR 2 (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 327,496,316 (three hundred and twenty-seven million four hundred and ninety-six thousand three hundred and sixteen Euro) have been paid up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two Euro) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of EUR 2 (two Euro) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised

to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of the present deed are estimated at approximately ten thousand Euro.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le quatre août.

Par-devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A. (la «Société») ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 233.948.878 (deux cent trente-trois millions neuf cent quarante-huit mille huit cent soixante-dix-huit euros) et est divisé en 116.974.439 (cent seize millions neuf cent soixante-quatorze mille quatre cent trente-neuf) actions d'une valeur nominale de EUR 2 (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième,anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu la souscription de 17.241 (dix-sept mille deux cent quarante et une) nouvelles actions le 1er août 2006. Le capital social est par conséquent augmenté d'une somme de EUR 34.482 (trente-quatre mille quatre cent quatre-vingt-deux euros) dans le but de le porter de sa somme actuelle de EUR 233.948.878 (deux cent trente-trois millions neuf cent quarante-huit mille huit cent soixante-dix-huit euros) à EUR 233.983.360 (deux cent trente-trois millions neuf cent quatre-vingt-trois mille trois cent soixante euros) par l'émission de 17.241 (dix-sept mille deux cent quarante et une) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,50 (quarante-trois dollars et cinquante centimes) dont EUR 2 (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 32,09 (trente-deux euros et neuf centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

Ces 17.241 (dix-sept mille deux cent quarante et un) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 34.482 (trente-quatre mille quatre cent quatre-vingt-deux euros) et la prime d'émission globale d'une somme totale de EUR 553.187,25 (cinq cent cinquante-trois mille cent quatre-vingt-sept euros et vingt-cinq centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 749.983,50 (sept cent quarante-neuf mille neuf cent quatre-vingt-trois dollars et cinquante centimes) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 587.669,25 (cinq cent quatre-vingt-sept mille six cent soixante-neuf euros et vingt-cinq centimes) au taux de change fixé à EUR 1 / USD 1,2762.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 233.983.360 (deux cent trente-trois millions neuf cent quatre-vingt-trois mille trois cent soixante euros) et est divisé en 116.991.680 (cent seize millions neuf cent quatre-vingt-onze mille six cent quatre-vingts) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 233.983.360 (deux cent trente-trois millions neuf cent quatre-vingt-trois mille trois cent soixante euros) divisé en 116.991.680 (cent seize millions neuf cent quatre-vingt-onze mille six cent quatre-vingts) actions de EUR 2 (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 327.496.316 (trois cent vingt-sept millions quatre cent quatre-vingt-seize mille trois cent seize euros) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros) représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de EUR 2 (deux euros) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française, et en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ dix mille euros.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 9 août 2006, vol. 29CS, fol. 35, case 8. – Reçu 5.876,69 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 août 2006. J. Elvinger.

(093781.3/211/203) Déposé au registre de commerce et des sociétés de Luxembourg, le 4 septembre 2006.

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

Les statuts coordonnés suivant l'acte n° 43729 ont été déposés au registre de commerce et des sociétés de Luxembourg, le 4 septembre 2006.

J. Elvinger.

(093783.3/211/9) Déposé au registre de commerce et des sociétés de Luxembourg, le 4 septembre 2006.

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

The coordinated by-laws following instrument no. 43729 were filed with the Registry of Commerce and Companies of Luxembourg on September 4, 2006.

J. Elvinger

(093783.3/211/9) Filed with the Registry of Commerce and Companies of Luxembourg on September 4, 2006.

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

In the year two thousand six, on the fourth day of August.

Before Maître Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A. (the «Company»), having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies under number B 105.615, incorporated by deed of Me Paul Frieders, notary, on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C number 440, page 21116, dated 12 May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 233,935,086 (two hundred and thirty-three million nine hundred and thirty-five thousand eighty-six Euro) and is divided into 116,967,543 (one hundred and sixteen million nine hundred and sixty-seven thousand five hundred and forty-three) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the un-issued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17 May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25 May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred

and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The Company has received the subscription of 3,448 (three thousand four hundred and forty-eight) new shares on 1st August 2006. The share capital is as a consequence increased by an amount of EUR 6,896 (six thousand eight hundred and ninety-six Euro) in order to raise it from its current amount of EUR 233,935,086 (two hundred and thirty-three million nine hundred and thirty-five thousand eighty-six Euro) to EUR 233,941,982 (two hundred and thirty-three million nine hundred and forty-one thousand nine hundred and eighty-two Euro) by the issuance of 3,448 (three thousand four hundred and forty-eight) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.50 (forty-three Dollar and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 32.09 (thirty-two Euro and nine cents) as valuated below as share premium on each new share.

These 3,448 (three thousand four hundred and forty-eight) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 6,896 (six thousand eight hundred and ninety-six Euro) and the global share premium of an aggregate amount of EUR 110,631.03 (one hundred and ten thousand six hundred and thirty-one Euro and three cents) have been fully paid up in cash by the Shareholder so that the amount of USD 149,988 (one hundred and forty-nine thousand nine hundred and eighty-eight Dollar) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 117,527.03 (one hundred and seventeen thousand five hundred and twenty-seven Euro and three cents) at the exchange rate fixed at EUR 1 / USD 1.2762.

The justifying documents of such subscription have been produced to the undersigned notary, who expressly acknowledges it.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 233,941,982 (two hundred and thirty-three million nine hundred and forty-one thousand nine hundred and eighty-two Euro) and is divided into 116,970,991 (one hundred and sixteen million nine hundred and seventy thousand nine hundred and ninety-one) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 233,941,982 (two hundred and thirty-three million nine hundred and forty-one thousand nine hundred and eighty-two Euro) divided into 116,970,991 (one hundred and sixteen million nine hundred and seventy thousand nine hundred and ninety-one) shares of EUR 2 (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 326,832,498 (three hundred and twenty-six million eight hundred and thirty-two thousand four hundred and ninety-eight Euro) have been paid up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two Euro) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of EUR 2 (two Euro) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of the present deed are estimated at approximately six thousand Euro.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le quatre août.

Par-devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A. (la «Société») ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 233.935.086 (deux cent trente-trois millions neuf cent trente-cinq mille quatre-vingt-six euros) et est divisé en 116.967.543 (cent seize millions neuf cent soixante-sept mille cinq cent quarante-trois) actions d'une valeur nominale de EUR 2 (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu la souscription de 3.448 (trois mille quatre cent quarante-huit) nouvelles actions le 1er août 2006. Le capital social est par conséquent augmenté d'une somme de EUR 6.896 (six mille huit cent quatre-vingt-seize euros) dans le but de le porter de sa somme actuelle de EUR 233.935.086 (deux cent trente-trois millions neuf cent trente-cinq mille quatre-vingt-six euros) à EUR 233.941.982 (deux cent trente-trois millions neuf cent quarante et un mille neuf cent quatre-vingt-deux euros) par l'émission de 3.448 (trois mille quatre cent quarante-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,5 (quarante-trois dollars et cinquante centimes) dont EUR 2 (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 32,09 (trente-deux euros et neuf centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

Ces 3.448 (trois mille quatre cent quarante-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 6.896 (six mille huit cent quatre-vingt-seize euros) et la prime d'émission globale d'une somme totale de EUR 110.631,03 (cent dix mille six cent trente et un euros et trois centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 149.988 (cent quarante-neuf mille neuf cent quatre-vingt-huit dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 117.527,03 (cent dix-sept mille cinq cent vingt-sept euros et trois centimes) au taux de change fixé à EUR 1 / USD 1,2762.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 233.941.982 (deux cent trente-trois millions neuf cent quarante et un mille neuf cent quatre-vingt-deux euros) et est divisé en 116.970.991 (cent seize millions neuf cent soixante-dix mille cinq neuf cent quatre-vingt-onze) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 233.941.982 (deux cent trente-trois millions neuf cent quarante et un mille neuf cent quatre-vingt-deux euros) divisé en 116.970.991 (cent seize millions neuf cent soixante-dix mille cinq neuf cent quatre-vingt-onze) actions de EUR 2 (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 326.832.498 (trois cent vingt-six millions huit cent trente-deux mille quatre cent quatre-vingt-dix-huit euros) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros) représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de EUR 2 (deux euros) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française, et en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ six mille euros.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 9 août 2006, vol. 29CS, fol. 35, case 6. – Reçu 1.175,27 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 août 2006. J. Elvinger.

(093777.3/211/202) Déposé au registre de commerce et des sociétés de Luxembourg, le 4 septembre 2006.

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

In the year two thousand six, on the fourth day of August.

Before Maître Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A. (the «Company»), having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies under number B 105.615, incorporated by deed of Me Paul Frieders, notary, on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C number 440, page 21116, dated 12 May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 233,941,982 (two hundred and thirty-three million nine hundred and forty-one thousand nine hundred and eighty-two Euro) and is divided into 116,970,991 (one hundred and sixteen million nine hundred and seventy thousand nine hundred and ninety-one Euro) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the un-issued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two Euro) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three

hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17 May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25 May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The Company has received the subscription of 3,448 (three thousand four hundred and forty-eight) new shares on 1st August 2006. The share capital is as a consequence increased by an amount of EUR 6,896 (six thousand eight hundred and ninety-six Euro) in order to raise it from its current amount of EUR 233,941,982 (two hundred and thirty-three million nine hundred and forty-one thousand nine hundred and eighty-two Euro) to EUR 233,948,878 (two hundred and thirty-three million nine hundred and forty-eight thousand eight hundred and seventy-eight Euro) by the issuance of 3,448 (three thousand four hundred and forty-eight) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.50 (forty-three Dollar and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 32.09 (thirty-two Euro and nine cents) as valuated below as share premium on each new share.

These 3,448 (three thousand four hundred and forty-eight) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 6,896 (six thousand eight hundred and ninety-six Euro) and the global share premium of an aggregate amount of EUR 110,631.03 (one hundred and ten thousand six hundred and thirty-one Euro and three cents) have been fully paid up in cash by the Shareholder so that the amount of USD 149,988 (one hundred and forty-nine thousand nine hundred and eighty-eight Dollar) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 117,527.03 (one hundred and seventeen thousand five hundred and twenty-seven Euro and three cents) at the exchange rate fixed at EUR 1 / USD 1.2762.

The justifying documents of such subscription have been produced to the undersigned notary, who expressly acknowledges it.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 233,948,878 (two hundred and thirty-three million nine hundred and forty-eight thousand eight hundred and seventy-eight Euro) and is divided into 116,974,439 (one hundred and sixteen million nine hundred and seventy-four thousand four hundred and thirty-nine) shares.

Aricle 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 233,948,878 (two hundred and thirty-three million nine hundred and forty-eight thousand eight hundred and seventy-eight Euro) divided into 116,974,439 (one hundred and sixteen million nine hundred and seventy-four thousand four hundred and thirty-nine) shares of EUR 2 (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 326,943,129 (three hundred and twenty-six million nine hundred and forty-three thousand one hundred and twenty-nine Euro) have been paid up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two Euro) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of EUR 2 (two Euro) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of the present deed are estimated at approximately six thousand Euro.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le quatre août.

Par-devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A., (la «Société») ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 233.941.982 (deux cent trente-trois millions neuf cent quarante et un mille neuf cent quatre-vingt-deux euros) et est divisé en 116.970.991 (cent seize millions neuf cent soixante-dix mille cinq neuf cent quatre-vingt-onze) actions d'une valeur nominale de EUR 2 (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu la souscription de 3.448 (trois mille quatre cent quarante-huit) nouvelles actions le 1er août 2006. Le capital social est par conséquent augmenté d'une somme de EUR 6.896 (six mille huit cent quatre-vingt-seize euros) dans le but de le porter de sa somme actuelle de EUR 233.941.982 (deux cent trente-trois millions neuf cent quarante et un mille neuf cent quatre-vingt-deux euros) à EUR 233.948.878 (deux cent trente-trois millions neuf cent quarante-huit mille huit cent soixante-dix-huit euros) par l'émission de 3.448 (trois mille quatre cent quarante-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,50 (quarante-trois dollars et cinquante centimes) dont EUR 2 (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 32,09 (trente-deux euros et neuf centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

Ces 3.448 (trois mille quatre cent quarante-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 6.896 (six mille huit cent quatre-vingt-seize euros) et la prime d'émission globale d'une somme totale de EUR 110.631,03 (cent dix mille six cent trente et un euros et trois centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 149.988,00 (cent quarante-neuf mille neuf cent quatre-vingt-huit dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 117.527,03 (cent dix-sept mille cinq cent vingt-sept euros et trois centimes) au taux de change fixé à EUR 1 / USD 1,2762.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 233.948.878 (deux cent trente-trois millions neuf cent quarante-huit mille huit cent soixante-dix-huit euros) et est divisé en 116.974.439 (cent seize millions neuf cent soixante-quatorze mille quatre cent trente-neuf) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 233.948.878 (deux cent trente-trois millions neuf cent quarante-huit mille huit cent soixante-dix-huit euros) divisé en 116.974.439 (cent seize millions neuf cent soixante-quatorze mille quatre cent trente-neuf) actions de EUR 2 (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 326.943.129 (trois cent vingt-six millions neuf cent quarante-trois mille cent vingt-neuf euros) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros) représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de deux euros (EUR 2) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française, et en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ six mille euros.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 9 août 2006, vol. 29CS, fol. 35, case 7. – Reçu 1.175,27 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 août 2006. J. Elvinger.

(093779.3/211/201) Déposé au registre de commerce et des sociétés de Luxembourg, le 4 septembre 2006.

MEMORIAL

Journal Officiel
du Grand-Duché de
Luxembourg



MEMORIAL

Amtsblatt
des Großherzogtums
Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 1981 23 octobre 2006

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

In the year two thousand six, on the fourth day of August.

Before Maître Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A. (the «Company»), having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies under number B 105.615, incorporated by deed of Me Paul Frieders, notary, on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C number 440, page 21116, dated 12 May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 233,900,604 (two hundred and thirty-three million nine hundred thousand six hundred and four Euro) divided into 116,950,302 (one hundred and sixteen million nine hundred and fifty thousand three hundred and twoEuro) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the un-issued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two Euro) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17 May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25 May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The Company has received the subscription of 13,793 (thirteen thousand seven hundred and ninety-three) new shares on 1st August 2006. The share capital is as a consequence increased by an amount of EUR 27,586 (twenty-seven thousand five hundred and eighty-six Euro) in order to raise it from its current amount of EUR 233,900,604 (two hundred and thirty-three million nine hundred thousand six hundred and four Euro) to EUR 233,928,190 (two hundred and thirty-three million nine hundred and twenty-eight thousand one hundred and ninety Euro) by the issuance of 13,793 (thirteen thousand seven hundred and ninety-three) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.50 (forty-three Dollar and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 32.09 (thirty-two Euro and nine cents) as valuated below as share premium on each new share.

These 13,793 (thirteen thousand seven hundred and ninety-three) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 27,586 (twenty-seven thousand five hundred and eighty-six Euro) and the global share premium of an aggregate amount of EUR 442,556.22 (four hundred and forty-two thousand five hundred and fifty-six Euro and twenty-two cents) have been fully paid up in cash by the Shareholder so that the amount of USD 599,995.50 (five hundred and ninety-nine thousand nine hundred and ninety-five Dollar and fifty cents) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 470,142.22 (four hundred and seventy thousand one hundred and forty-two Euro and twenty-two cents) at the exchange rate fixed at EUR 1 / USD 1.2762.

The justifying documents of such subscription have been produced to the undersigned notary, who expressly acknowledges it.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 233,928,190 (two hundred and thirty-three million nine hundred and twenty-eight thousand one hundred and ninety Euro) and is divided into 116,964,095 (one hundred and sixteen million nine hundred and sixty-four thousand ninety-five) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 233,928,190 (two hundred and thirty-three million nine hundred and twenty-eight thousand one hundred and ninety Euro) divided into 116,964,095 (one hundred and sixteen million nine hundred and sixty-four thousand ninety-five) shares of EUR 2 (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 326,611,236 (three hundred and twenty-six million six hundred and eleven thousand two hundred and thirty-six Euro) have been paid up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two Euro) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as its

discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of two Euro (EUR 2) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of the present deed are estimated at approximately six thousand Euro.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le quatre août.

Par-devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A., (la «Société») ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 233.900.604 (deux cent trente-trois millions neuf cent mille six cent quatre euros) divisé en 116.950.302 (cent seize millions neuf cent cinquante mille trois cent deux) actions d'une valeur nominale de EUR 2 (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada

Square, London E14 5AL (l'«Actionnaire»). La Société a reçu la souscription de 13.793 (treize mille sept cent quatre-vingt-treize) nouvelles actions le 1er août 2006. Le capital social est par conséquent augmenté d'une somme de EUR 27.586 (vingt-sept mille cinq cent quatre-vingt-six euros) dans le but de le porter de sa somme actuelle de EUR 233.900.604 (deux cent trente-trois millions neuf cent mille six cent quatre euros) à EUR 233.928.190 (deux cent trente-trois millions neuf cent vingt-huit mille cent quatre-vingt-dix euros) par l'émission de 13.793 (treize mille sept cent quatre-vingt-treize) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,5 (quarante-trois dollars et cinquante centimes) dont EUR 2 (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 32,09 (trente-deux euros et neuf centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

Ces 13.793 (treize mille sept cent quatre-vingt-treize) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 27.586 (vingt-sept mille cinq cent quatre-vingt-six euros) et la prime d'émission globale d'une somme totale de EUR 442.556,22 (quatre cent quarante-deux mille cinq cent cinquante-six euros et vingt-deux centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 599,995,50 (cinq cent quatre-vingt-dix-neuf mille neuf cent quatre-vingt-quinze dollars et cinquante centimes) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 470.142,22 (quatre cent soixante-dix mille cent quarante-deux euros et vingt-deux centimes) au taux de change fixé à EUR 1 / USD 1,2762.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 233.928.190 (deux cent trente-trois millions neuf cent vingt-huit mille cent quatre-vingt-dix euros) et est divisé en 116.964.095 (cent seize millions neuf cent soixante-quatre mille quatre-vingt-quinze) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 233.928.190 (deux cent trente-trois millions neuf cent vingt-huit mille cent quatre-vingt-dix euros) divisé en 116.964.095 (cent seize millions neuf cent soixante-quatre mille quatre-vingt-quinze) actions de EUR 2 (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 326.611.236 (trois cent vingt-six millions six cent onze mille deux cent trente-six euros) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros) représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de EUR 2 (deux euros) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française, et en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ six mille euros.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 9 août 2006, vol. 29CS, fol. 35, case 4. – Reçu 4.701,42 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 août 2006. J. Elvinger.

(093773.3/211/202) Déposé au registre de commerce et des sociétés de Luxembourg, le 4 septembre 2006.

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.
R. C. Luxembourg B 105.615.

—

In the year two thousand six, on the fourth day of August.

Before Maître Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A. (the «Company»), having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies under number B 105.615, incorporated by deed of Me Paul Frieders, notary, on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C number 440, page 21116, dated 12 May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 233,928,190 (two hundred and thirty-three million nine hundred and twenty-eight thousand one hundred and ninety Euro) and is divided into 116,964,095 (one hundred and sixteen million nine hundred and sixty-four thousand ninety-five) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the un-issued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two Euro) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17 May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25 May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The Company has received the subscription of 3,448 (three thousand four hundred and forty-eight) new shares on 1st August 2006. The share capital is as a consequence increased by an amount of EUR 6,896 (six thousand eight hundred and ninety-six Euro) in order to raise it from its current amount of EUR 233,928,190 (two hundred and thirty-three million nine hundred and twenty-eight thousand one hundred and ninety Euro) to EUR 233,935,086 (two hundred and thirty-three million nine hundred and thirty-five thousand eighty-six Euro) by the issuance of 3,448 (three thousand four hundred and forty-eight) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.50 (forty-three Dollar and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 32.09 (thirty-two Euro and nine cents) as valuated below as share premium on each new share.

These 3,448 (three thousand four hundred and forty-eight) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 6,896 (six thousand eight hundred and ninety-six Euro) and the global share premium of an aggregate amount of EUR 110,631.03 (one hundred and ten thousand six hundred and thirty-one Euro and three cents) have been fully paid up in cash by the Shareholder so that the amount of USD 149,988 (one hundred and forty-nine thousand nine hundred and eighty-eight Dollar) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 117,527.03 (one hundred and seventeen thousand five hundred and twenty-seven Euro and three cents) at the exchange rate fixed at EUR 1 / USD 1.2762.

The justifying documents of such subscription have been produced to the undersigned notary, who expressly acknowledges it.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 233,935,086 (two hundred and thirty-three million nine hundred and thirty-five thousand eighty-six Euro) and is divided into 116,967,543 (one hundred and sixteen million nine hundred and sixty-seven thousand five hundred and forty-three) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 233,935,086 (two hundred and thirty-three million nine hundred and thirty-five thousand eighty-six Euro) divided into 116,967,543 (one hundred and sixteen million nine hundred and sixty-seven thousand five hundred and forty-three) shares of EUR 2 (two Euro) each. In addition to the issued cap-

ital, issue premiums for a total amount of EUR 326,721,867 (three hundred and twenty-six million seven hundred and twenty-one thousand eight hundred and sixty-seven Euro) have been paid up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two Euro) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of EUR 2 (two Euro) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of the present deed are estimated at approximately six thousand Euro.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le quatre août.

Par-devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A. (la «Société») ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 233.928.190 (deux cent trente-trois millions neuf cent vingt-huit mille cent quatre-vingt-dix euros) et est divisé en 116.964.095 (cent seize millions neuf cent soixante-quatre mille quatre-vingt-quinze) actions d'une valeur nominale de EUR 2 (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter

le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu la souscription de 3.448 (trois mille quatre cent quarante-huit) nouvelles actions le 1er août 2006. Le capital social est par conséquent augmenté d'une somme de EUR 6.896 (six mille huit cent quatre-vingt-seize euros) dans le but de le porter de sa somme actuelle de EUR 233.928.190 (deux cent trente-trois millions neuf cent vingt-huit mille cent quatre-vingt-dix euros) à EUR 233.935.086 (deux cent trente-trois millions neuf cent trente-cinq mille quatre-vingt-six euros) par l'émission de 3.448 (trois mille quatre cent quarante-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,50 (quarante-trois dollars et cinquante centimes) dont EUR 2 (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 32,09 (trente-deux euros et neuf centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

Ces 3.448 (trois mille quatre cent quarante-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 6.896 (six mille huit cent quatre-vingt-seize euros) et la prime d'émission globale d'une somme totale de EUR 110.631,03 (cent dix mille six cent trente et un euros et trois centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 149.988 (cent quarante-neuf mille neuf cent quatre-vingt-huit dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 117.527,03 (cent dix-sept mille cinq cent vingt-sept euros et trois centimes) au taux de change fixé à EUR 1 / USD 1,2762.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 233.935.086 (deux cent trente-trois millions neuf cent trente-cinq mille quatre-vingt-six euros) et est divisé en 116.967.543 (cent seize millions neuf cent soixante-sept mille cinq cent quarante-trois) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 233.935.086 (deux cent trente-trois millions neuf cent trente-cinq mille quatre-vingt-six euros) divisé en 116.967.543 (cent seize millions neuf cent soixante-sept mille cinq cent quarante-trois) actions de EUR 2 (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 326.721.867 (trois cent vingt-six millions sept cent vingt et un mille huit cent soixante-sept euros) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros) représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de EUR 2 (deux euros) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française, et en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ six mille euros.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 9 août 2006, vol. 29CS, fol. 35, case 5. – Reçu 1.175,27 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 août 2006. J. Elvinger.

(093775.3/211/201) Déposé au registre de commerce et des sociétés de Luxembourg, le 4 septembre 2006.

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.
R. C. Luxembourg B 105.615.

—

In the year two thousand six, on the fourth day of August.

Before Maître Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A. (the «Company»), having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies under number B 105.615, incorporated by deed of Me Paul Frieders, notary, on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C number 440, page 21116, dated 12 May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 233,886,812 (two hundred and thirty-three million eight hundred and eighty-six thousand eight hundred and twelve Euro) divided into 116,943,406 (one hundred and sixteen million nine hundred and forty-three thousand four hundred and six) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the un-issued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two Euro) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17 May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25 May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The Company has received the subscription of 6,896 (six thousand eight hundred and ninety-six) new shares on 1st August 2006. The share capital is as a consequence increased by an amount of EUR 13,792 (thirteen thousand seven hundred and ninety-two Euro) in order to raise it from its current amount of EUR 233,886,812 (two hundred and thirty-three million eight hundred and eighty-six thousand eight hundred and twelve Euro) to EUR 233,900,604 (two hundred and thirty-three million nine hundred thousand six hundred and four Euro) by the issuance of 6,896 (six thousand eight hundred and ninety-six) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.50 (forty-three Dollar and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 32.09 (thirty-two Euro and nine cents) as valuated below as share premium on each new share.

These 6,896 (six thousand eight hundred and ninety-six) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 13,792 (thirteen thousand seven hundred and ninety-two Euro) and the global share premium of an aggregate amount of EUR 221,262.07 (two hundred and twenty-one thousand two hundred and sixty-two Euro and seven cents) have been fully paid up in cash by the Shareholder so that the amount of USD 299,976 (two hundred and ninety-nine thousand nine hundred and seventy-six Dollar) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 235,054.07 (two hundred and thirty-five thousand fifty-four Euro and seven cents) at the exchange rate fixed at EUR 1 / USD 1.2762.

The justifying documents of such subscription have been produced to the undersigned notary, who expressly acknowledges it.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 233,900,604 (two hundred and thirty-three million nine hundred thousand six hundred and four Euro) and is divided into 116,950,302 (one hundred and sixteen million nine hundred and fifty thousand three hundred and two) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 233,900,604 (two hundred and thirty-three million nine hundred thousand six hundred and four Euro) divided into 116,950,302 (one hundred and sixteen million nine hundred and fifty thousand three hundred and two) shares of EUR 2 (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 326,168,680 (three hundred and twenty-six million one hundred and sixty-eight thousand six hundred and eighty Euro) have been paid up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two Euro) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of EUR 2 (two Euro) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of the present deed are estimated at approximately six thousand Euro.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le quatre août.

Par-devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A., (la «Société») ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 233.886.812 (deux cent trente-trois millions huit cent quatre-vingt-six mille huit cent douze euros) divisé en 116.943.406 (cent seize millions neuf cent quarante-trois mille quatre cent six) actions d'une valeur nominale de EUR 2 (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu la souscription de 6.896 (six mille huit cent quatre-vingt-seize) nouvelles actions le 1er août 2006. Le capital social est par conséquent augmenté d'une somme de EUR 13.792 (treize mille sept cent quatre-vingt-douze euros) dans le but de le porter de sa somme actuelle de EUR 233.886.812 (deux cent trente-trois millions huit cent quatre-vingt-six mille huit cent douze euros) à EUR 233.900.604 (deux cent trente-trois millions neuf cent mille six cent quatre euros) par l'émission de 6.896 (six mille huit cent quatre-vingt-seize) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,5 (quarante-trois dollars et cinquante centimes) dont EUR 2 (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 32,09 (trente-deux euros et neuf centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

Ces 6.896 (six mille huit cent quatre-vingt-seize) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 13.792 (treize mille sept cent quatre-vingt-douze euros) et la prime d'émission globale d'une somme totale de EUR 221.262,07 (deux cent vingt et un mille deux cent soixante-deux euros et sept centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 299.976 (deux cent quatre-vingt-dix-neuf mille neuf cent soixante-seize dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 235.054,07 (deux cent trente-cinq mille cinquante-quatre euros et sept centimes) au taux de change fixé à EUR 1 / USD 1,2762.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 233.900.604 (deux cent trente-trois millions neuf cent mille six cent quatre euros) et est divisé en 116.950.302 (cent seize millions neuf cent cinquante mille trois cent deux) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 233.900.604 (deux cent trente-trois millions neuf cent mille six cent quatre euros) divisé en 116.950.302 (cent seize millions neuf cent cinquante mille trois cent deux) actions de EUR 2 (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 326.168.680 (trois cent vingt-six millions cent soixante-huit mille huit cent quatre-vingts euros) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros) représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de EUR 2 (deux euros) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française, et en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ six mille euros.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 9 août 2006, vol. 29CS, fol. 35, case 3. – Reçu 2.350,54 euros.

Le Receveur (signé): J. Muller.

Pour expedition conforme, delivree aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 août 2006. J. Elvinger.

(093772.3/211/202) Déposé au registre de commerce et des sociétés de Luxembourg, le 4 septembre 2006.

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.
R. C. Luxembourg B 105.615.

In the year two thousand six, on the fourth day of August.

Before Maître Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A. (the «Company»), having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies under number B 105.615, incorporated by deed of Me Paul Frieders, notary, on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C number 440, page 21116, dated 12 May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 233,879,916 (two hundred and thirty-three million eight hundred and seventy-nine thousand nine hundred and sixteen Euro) divided into 116,939,958 (one hundred and sixteen million nine hundred and thirty-nine thousand nine hundred and fifty-eight) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the un-issued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17 May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25 May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The Company has received the subscription of 3,448 (three thousand four hundred and forty-eight) new shares on 1st August 2006. The share capital is as a consequence increased by an amount of EUR 6,896 (six thousand eight hundred and ninety-six Euro) in order to raise it from its current amount of EUR 233,879,916 (two hundred and thirty-three million eight hundred and seventy-nine thousand nine hundred and sixteen Euro) to EUR 233,886,812 (two hundred and thirty-three million eight hundred and eighty-six thousand eight hundred and twelve Euro) by the issuance of 3,448 (three thousand four hundred and forty-eight) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.50 (forty-three Dollar and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 32.09 (thirty-two Euro and nine cents) as valuated below as share premium on each new share.

These 3,448 (three thousand four hundred and forty-eight) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 6,896 (six thousand eight hundred and ninety-six Euro) and the global share premium of an aggregate amount of EUR 110,631.03 (one hundred and ten thousand six hundred and thirty-one Euro and three cents) have been fully paid up in cash by the Shareholder so that the amount of USD 149,988 (one hundred and forty-nine thousand nine hundred and eighty-eight Dollar) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 117,527.03 (one hundred and seventeen thousand five hundred and twenty-seven Euro and three cents) at the exchange rate fixed at EUR 1 / USD 1.2762.

The justifying documents of such subscription have been produced to the undersigned notary, who expressly acknowledges it.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 233,886,812 (two hundred and thirty-three million eight hundred and eighty-six thousand eight hundred and twelve Euro) and is divided into 116,943,406 (one hundred and sixteen million nine hundred and forty-three thousand four hundred and six) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 233,886,812 (two hundred and thirty-three million eight hundred and eighty-six thousand eight hundred and twelve Euro) divided into 116,943,406 (one hundred and sixteen million nine hundred and forty-three thousand four hundred and six) shares of EUR 2 (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 325,947,418 (three hundred and twenty-five million nine hundred and forty-seven thousand four hundred and eighteen Euro) have been paid up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of two Euro (EUR 2) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of two Euro (EUR 2) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of the present deed are estimated at approximately five thousand Euro.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le quatre août.

Par-devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A. (la «Société») ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 233.879.916 (deux cent trente-trois millions huit cent soixante-dix-neuf mille neuf cent seize euros) divisé en 116.939.958 (cent seize millions neuf cent trente-neuf mille neuf cent cinquante-huit) actions d'une valeur nominale de EUR 2 (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu la souscription de 3.448 (trois mille quatre cent quarante-huit) nouvelles actions le 1er août 2006. Le capital social est par conséquent augmenté d'une somme de EUR 6.896 (six mille huit cent quatre-vingt-seize euros) dans le but de le porter de sa somme actuelle de EUR 233.879.916 (deux cent trente-trois millions huit cent soixante-dix-neuf mille neuf cent seize euros) à EUR 233.886.812 (deux cent trente-trois millions huit cent quatre-vingt-six mille huit cent douze euros) par l'émission de 3.448 (trois mille quatre cent quarante-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,50 (quarante-trois dollars et cinquante centimes) dont EUR 2 (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 32,09 (trente-deux euros et neuf centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

Ces 3.448 (trois mille quatre cent quarante-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 6.896 (six mille huit cent quatre-vingt-seize euros) et la prime d'émission globale d'une somme totale de EUR 110.631,03 (cent dix mille six cent trente et un euro et trois centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 149.988 (cent quarante-neuf mille neuf cent quatre-vingt-huit dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 117.527,03 (cent dix-sept mille cinq cent vingt-sept euros et trois centimes) au taux de change fixé à EUR 1 / USD 1,2762.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 233.886.812 (deux cent trente-trois millions huit cent quatre-vingt-six mille huit cent douze euros) et est divisé en 116.943.406 (cent seize millions neuf cent quarante-trois mille quatre cent six) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à 233.886.812 (deux cent trente-trois millions huit cent quatre-vingt-six mille huit cent douze euros) divisé en 116.943.406 (cent seize millions neuf cent quarante-trois mille quatre cent six) actions de EUR 2 (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 325.947.418 (trois cent vingt-cinq millions neuf cent quarante-sept mille quatre cent dix-huit euros) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros) représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de deux euros (EUR 2) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de deux euros (EUR 2) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française, et en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ cinq mille euros.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 9 août 2006, vol. 29CS, fol. 35, case 2. – Reçu 1.175,27 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 août 2006. J. Elvinger.

(093764.3/211/201) Déposé au registre de commerce et des sociétés de Luxembourg, le 4 septembre 2006.

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

Les statuts coordonnés suivant l'acte n° 43683 ont été déposés au registre de commerce et des sociétés de Luxembourg, le 4 septembre 2006.

J. Elvinger.

(093762.3/211/9) Déposé au registre de commerce et des sociétés de Luxembourg, le 4 septembre 2006.

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

In the year two thousand six, on the second day of August.

Before Maître Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A. (the «Company»), having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies under number B 105.615, incorporated by deed of Me Paul Frieders, notary, on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C number 440, page 21116, dated 12 May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 233,873,020 (two hundred and thirty-three million eight hundred and seventy-three thousand twenty Euro) divided into 116,936,510 (one hundred and sixteen million nine hundred and thirty-six thousand five hundred and ten) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the un-issued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17 May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25 May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The Company has received the subscription of 3,448 (three thousand four hundred and forty-eight) new shares on 27 July 2006. The share capital is as a consequence increased by an amount of EUR 6,896 (six thousand eight hundred and ninety-six Euro) in order to raise it from its current amount of EUR 233,873,020 (two hundred and thirty-three million eight hundred and seventy-three thousand twenty Euro) to EUR 233,879,916 (two hundred and thirty-three million eight hundred and seventy-nine thousand nine hundred and sixteen Euro) by the issuance of 3,448 (three thousand four hundred and forty-eight) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.5 (forty-three Dollar and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 32.52 (thirty-two Euro and fifty-two cents) as valuated below as share premium on each new share.

These 3,448 (three thousand four hundred and forty-eight) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 6,896 (six thousand eight hundred and ninety-six Euro) and the global share premium of an aggregate amount of EUR 112,132.65 (one hundred and twelve thousand one hundred and thirty-two Euro and sixty-five cents) have been fully paid up in cash by the Shareholder so that the amount of USD 149,988 (one hundred and forty-nine thousand nine hundred and eighty-eight Dollar) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 119,028.65 (one hundred and nineteen thousand twenty-eight Euro and sixty-five cents) at the exchange rate fixed at EUR 1 / USD 1.2601.

The justifying documents of such subscription have been produced to the undersigned notary, who expressly acknowledges it.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 233,879,916 (two hundred and thirty-three million eight hundred and seventy-nine thousand nine hundred and sixteen Euro) and is divided into 116,939,958 (one hundred and sixteen million nine hundred and thirty-nine thousand nine hundred and fifty-eight) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 233,879,916 (two hundred and thirty-three million eight hundred and seventy-nine thousand nine hundred and sixteen Euro) divided into 116,939,958 (one hundred and sixteen million nine hundred and thirty-nine thousand nine hundred and fifty-eight) shares of EUR 2 (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 325,836,787 (three hundred and twenty-five million eight hundred and thirty-six thousand seven hundred and eighty-seven Euro) have been paid up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two Euro) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of EUR 2 (two Euro) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised

to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of the present deed are estimated at approximately 2,700.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le deux août.

Par-devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A. (la «Société»), ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 233.873.020 (deux cent trente-trois millions huit cent soixante-treize mille vingt euros) divisé en 116.936.510 (cent seize millions neuf cent trente-six mille cinq cent dix) actions d'une valeur nominale de EUR 2 (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu la souscription de 3.448 (trois mille quatre cent quarante-huit) nouvelles actions le 27 juillet 2006. Le capital social est par conséquent augmenté d'une somme de EUR 6.896 (six mille huit cent quatre-vingt-seize euros) dans le but de le porter de sa somme actuelle de EUR 233.873.020 (deux cent trente-trois millions huit cent soixante-treize mille vingt euros) à EUR 233.879.916 (deux cent trente-trois millions huit cent soixante-dix-neuf mille neuf cent seize euros) par l'émission de 3.448 (trois mille quatre cent quarante-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,50 (quarante-trois dollars et cinquante centimes) dont EUR 2 (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 32,52 (trente-deux euros et cinquante-deux centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

Ces 3.448 (trois mille quatre cent quarante-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 6.896 (six mille huit cent quatre-vingt-seize euros) et la prime d'émission globale d'une somme totale de EUR 112.132,65 (cent douze mille cent trente-deux euros et soixante-cinq centimes) ont été entièrement payées en espèces par l'Actionnaire, de sorte que le montant de USD 149.988 (cent quarante-neuf mille neuf cent quatre-vingt-huit dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 119.028,65 (cent dix-neuf mille vingt-huit euros et soixante-cinq centimes) au taux de change fixé à EUR 1 / USD 1,2601.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 233.879.916 (deux cent trente-trois millions huit cent soixante-dix-neuf mille neuf cent seize euros) et est divisé en 116.939.958 (cent seize millions neuf cent trente-neuf mille neuf cent cinquante-huit) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 233.879.916 (deux cent trente-trois millions huit cent soixante-dix-neuf mille neuf cent seize euros) divisé en 116.939.958 (cent seize millions neuf cent trente-neuf mille neuf cent cinquante-huit) actions de EUR 2 (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 325.836.787 (trois cent vingt-cinq millions huit cent trente-six mille sept cent quatre-vingt-sept euros) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros) représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelles de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de EUR 2 (deux euros) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française, et en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ EUR 2.700.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Dont acte.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 4 août 2006, vol. 29CS, fol. 28, case 11. – Reçu 1.190,29 euros.

Le Receveur (signé): J. Muller.

Pour copie conforme à l'orginal, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 août 2006. J. Elvinger.

(093760.3/211/202) Déposé au registre de commerce et des sociétés de Luxembourg, le 4 septembre 2006.

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

The coordinated by-laws following instrument no. 43683 were filed with the Registry of Commerce and Companies of Luxembourg on September 4, 2006.

J. Elvinger

(093762.3/211/9) Filed with the Registry of Commerce and Companies of Luxembourg on September 4, 2006.

MEMORIAL

Journal Officiel du Grand-Duché de Luxembourg



MEMORIAL

Amtsblatt des Großherzogtums Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 1982 **23 octobre 2006**

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.
R. C. Luxembourg B 105.615.

In the year two thousand six, on the eleventh day of August,
Before Maître Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg),

There appeared:

Alain Farana, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A., (the «Company») having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies under number B 105.615, incorporated by deed of Me Paul Frieders notary on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C number 440, page 21116 dated 12 May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 234,107,088.- (two hundred and thirty-four million one hundred and seven thousand and eighty-eight Euro) and is divided into 117,053,544 (one hundred and seventeen million fifty three thousand five hundred and forty four) shares of EUR 2.- (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the un-issued but authorised capital of the Company is set at EUR 314,408,652.- (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2.- (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17 May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25 May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»).

The Company received the following subscriptions and payments:

- 13,793 (thirteen thousand seven hundred and ninety-three) new shares subscribed on 3 August 2006 and paid on 8 August 2006 (i.e. with effective date of issue on 8 August 2006)

These 13,793 (thirteen thousand seven hundred and ninety-three) new shares with a nominal value of EUR 2.- (two Euro) of an aggregate amount of EUR 27,586.- (twenty seven thousand five hundred and eighty-six Euro) and the global

share premium of an aggregate amount of EUR 438,610.96 (four hundred thirty eight thousand six hundred ten Euro and ninety-six cents) have been fully paid up in cash by the Shareholder so that the amount of USD 599,995.50 (five hundred ninety-nine thousand nine hundred ninety-five Dollar and fifty cents) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 466,196.96 (four hundred sixty-six thousand one hundred ninety-six Euro and ninety-six cents) at the exchange rate fixed at EUR 1.-/ USD 1.2870.

- 13,793 (thirteen thousand seven hundred and ninety-three) new shares subscribed on 9 August 2006 and paid on 8 August 2006 (i.e. with effective date of issue on 9 August 2006)

These 13,793 (thirteen thousand seven hundred and ninety-three) new shares with a nominal value of EUR 2.- (two Euro) of an aggregate amount of EUR 27,586.- (twenty seven thousand five hundred and eighty-six Euro) and the global share premium of an aggregate amount of EUR 438,610.96 (four hundred thirty-eight thousand six hundred ten Euro and ninety-six cents) have been fully paid up in cash by the Shareholder so that the amount of USD 599,995.50 (five hundred ninety-nine thousand nine hundred ninety five Dollar and fifty cents) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 466,196.96 (four hundred sixty-six thousand one hundred ninety-six Euro and ninety-six cents) at the exchange rate fixed at EUR 1.-/ USD 1.2870.

- 3,448 (three thousand four hundred and forty-eight) new shares subscribed on 7 August 2006 and paid on 8 August 2006 (i.e. with effective date of issue on 8 August 2006)

These 3,448 (three thousand four hundred and forty-eight) new shares with a nominal value of EUR 2.- (two Euro) of an aggregate amount of EUR 6,896.- (six thousand eight hundred and ninety-six Euro) and the global share premium of an aggregate amount of EUR 109,644.79 (one hundred and nine thousand six hundred forty-four Euro and seventy-nine cents) have been fully paid up in cash by the Shareholder so that the amount of USD 149,988.- (one hundred and forty-nine thousand nine hundred and eighty-eight Dollar) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 116,540.79 (one hundred and sixteen thousand five hundred forty Euro and seventy-nine cents) at the exchange rate fixed at EUR 1.-/ USD 1.2870.

As a consequence of the above mentioned subscriptions, 31,034 (thirty one thousand and thirty-four) new shares with a nominal value of EUR 2.- (two Euro) of an aggregate amount of EUR 62,068.- (sixty two thousand and sixty-eight Euro) and a global share premium of an aggregate amount of EUR 986,866.71 (nine hundred eighty-six thousand eight hundred sixty-six Euro and seventy-one cents) have been fully paid up in cash by the Shareholder so that the amount of USD 1,349,979.- (one million three hundred forty-nine thousand nine hundred and seventy-nine Dollar) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 1,048,934.71 (one million forty-eight thousand nine hundred thirty-four Euro and seventy-one cents) at the exchange rate fixed at EUR 1.-/ USD 1.2870.

The justifying documents of such subscriptions have been produced to the undersigned notary, who expressly acknowledges it.

The share capital is as a consequence increased by an amount of EUR 62,068.- (sixty two thousand and sixty-eight Euro) in order to raise it from its current amount of EUR 234,107,088.- (two hundred and thirty-four million one hundred and seven thousand and eighty-eight Euro) to EUR 234,169,156.- (two hundred and thirty-four million one hundred sixty-nine thousand one hundred and fifty-six Euro) by the issuance of 31,034 (thirty one thousand and thirty-four) new shares with a nominal value of EUR 2.- (two Euro) each. The subscription price per each new share is of USD 43.5 (forty-three Dollar and fifty cents) whereof EUR 2.- (two Euro) to be paid as par value on each new share and the remaining amount of EUR 31.79 (thirty-one Euro and seventy-nine cents) as valuated below as share premium on each new share.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 234,169,156.- (two hundred and thirty-four million one hundred sixty-nine thousand one hundred and fifty-six Euro) and is divided into 117,084,578 (one hundred and seventeen million eighty-four thousand five hundred and seventy-eight) shares.

Art. 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 234,169,156.- (two hundred thirty-four million one hundred sixty-nine thousand one hundred and fifty-six Euro) divided into 117,084,578 (one hundred and seventeen million eighty-four thousand five hundred and seventy-eight) shares of EUR 2.- (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 330,462,441.71 (three hundred and thirty million four hundred sixty-two thousand four hundred forty-one Euro and seventy-one cents) have been paid up.

The company shall have an authorized capital of EUR 314,408,652.- (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of two Euro (EUR 2.-) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of two Euro (EUR 2.-) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as it in its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing Version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of the present deed are estimated at approximately fourteen thousand Euros.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le onze août,

Devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg),

A comparu:

Alain Farana, juriste, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A., (la «Société») ayant son siège social à 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg sous le numéro B 105.615, constituée suivant acte reçu par le notaire ME Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 234.107.088,- (deux cent trente-quatre millions cent sept mille quatre-vingt-huit Euros) et est divisé en 117.053.544 (cent dix-sept millions cinquante-trois mille cinq cent quarante-quatre) actions d'une valeur nominale de EUR 2,- (deux Euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652,- (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux Euros), représenté par 157.204.326 (cent cinquante sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2,- (deux Euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»).

La Société a reçu les souscriptions et payements suivants:

- 13.793 (treize mille sept cent quatre-vingt-treize) nouvelles actions souscrites le 3 août 2006 et payées le 8 août 2006 (i.e. avec date effective d'émission le 8 août 2006)

Ces 13.793 (treize mille sept cent quatre-vingt-treize) nouvelles actions d'une valeur nominale de EUR 2,- (deux Euros) d'une somme totale de EUR 27.586,- (vingt-sept mille cinq cent quatre-vingt-six Euros) et la prime d'émission globale d'une somme totale de EUR 438.610,96 (quatre cent trente-huit mille six cent dix Euro et quatre-vingt-seize

centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 599.995,50 (cinq cent quatre-vingt-dix-neuf mille neuf cent quatre-vingt-quinze Dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 466.196,96 (quatre cent soixante-six mille cent quatre-vingt-seize Euros et quatre-vingt-seize centimes) au taux de change fixé à EUR 1,-/USD 1,2870.

- 13.793 (treize mille sept cent quatre-vingt-treize) nouvelles actions souscrites le 9 août 2006 et payées le 8 août 2006 (i.e. avec date effective d'émission le 9 août 2006)

Ces 13.793 (treize mille sept cent quatre-vingt-treize) nouvelles actions d'une valeur nominale de EUR 2,- (deux Euros) d'une somme totale de EUR 27.586,- (vingt-sept mille cinq cent quatre-vingt-six Euros) et la prime d'émission globale d'une somme totale de EUR 438.610,96 (quatre cent trente-huit mille six cent dix Euros et quatre-vingt-seize centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 599.995,50 (cinq cent quatre-vingt-dix-neuf mille neuf cent quatre-vingt-quinze Dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 466.196,96 (quatre cent soixante-six mille cent quatre-vingt-seize Euros et quatre-vingt-seize centimes) au taux de change fixé à EUR 1,-/USD 1,2870.

- 3.448 (trois mille quatre cent quarante-huit) nouvelles actions souscrites le 7 août 2006 et payées le 8 août 2006 (i.e. avec date effective d'émission le 8 août 2006)

Ces 3.448 (trois mille quatre cent quarante-huit) nouvelles actions d'une valeur nominale de EUR 2,- (deux Euros) d'une somme totale de EUR 6.896,- (six mille huit cent quatre-vingt-seize Euros) et la prime d'émission globale d'une somme totale de EUR 109.644,79 (cent neuf mille six cent quarante-quatre Euros et soixante-dix-neuf centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 149.988,- (cent quarante-neuf mille neuf cent quatre-vingt-huit Dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 116.540,79 (cent seize mille cinq cent quarante Euros et soixante-dix-neuf centimes) au taux de change fixé à EUR 1,-/USD 1,2870.

En conséquence, des suscriptions mentionnées ci-dessus, 31.034 (trente et une mille trente-quatre) nouvelles actions d'une valeur nominale de EUR 2,- (deux Euros) d'une somme totale de EUR 62.068,- (soixante-deux mille et soixante-huit Euros) et une prime d'émission globale d'une somme totale de EUR 986.886,71 (neuf cent quatre-vingt-six mille huit cent quatre-vingt-six Euros et soixante et onze centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 1.349.979,- (un million trois cent quarante-neuf mille neuf cent soixante-dix-neuf Dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 1.048.934,71 (un million quarante-huit mille neuf cent trente-quatre Euros et soixante et onze centimes) au taux de change fixé à EUR 1,-/USD 1,2870.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

Le capital social est par conséquent augmenté d'une somme de EUR 62.068,- (soixante-deux mille et soixante-huit Euros) dans le but de le porter de sa somme actuelle de EUR 234.107.088,- (deux cent trente-quatre millions cent sept mille quatre-vingt-huit Euros) à EUR 234.169.156,- (deux cent trente-quatre millions cent soixante-neuf mille cent cinquante-six Euros) par l'émission de 31.034 (trente et un mille trente-quatre) nouvelles actions d'une valeur nominale de EUR 2,- (deux Euros) chacune. Le prix de souscription pour chaque action est de USD 43,5 (quarante-trois Dollars et cinquante centimes) dont EUR 2,- (deux Euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 31,79 (trente et un Euros et soixante-dix-neuf centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 234.169.156,- (deux cent trente-quatre millions cent soixante-neuf mille cent cinquante-six Euros) et est divisé en 117.084.578 (cent dix-sept millions quatre-vingt-quatre mille cinq cent soixante-dix-huit) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 234.169.156,- (deux cent trente-quatre millions cent soixante-neuf mille cent cinquante-six Euros) divisé en 117.084.578 (cent dix-sept millions quatre-vingt-quatre mille cinq cent soixante-dix-huit) actions de EUR 2,- (deux Euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 330.462.441,71 (trois cent trente millions quatre cent soixante-deux mille quatre cent quarante et un Euros et soixante et onze cents) ont été payées.

La société a un capital autorisé de EUR 314.408.652,- (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux Euros) représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de deux Euros (EUR 2,-) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de deux Euros (EUR 2,-) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française, et en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ quatorze mille Euros.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: A. Farana, J. Elvinger.

Enregistré à Luxembourg, le 18 août 2006, vol. 155S, fol. 6, case 5. – Reçu 10.489,35 euros.

Le Receveur ff. (signé): J. Tholl.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 28 août 2006. J. Elvinger.

(101113.3/211/265) Déposé au registre de commerce et des sociétés de Luxembourg, le 21 septembre 2006.

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

Les statuts coordonnés suivant l'acte n° 43828 ont été déposés au registre de commerce et des sociétés de Luxembourg, le 21 septembre 2006.

Pour mention aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

J. Elvinger

Notaire

(101115.3/211/11) Déposé au registre de commerce et des sociétés de Luxembourg, le 21 septembre 2006.

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

The coordinated by-laws following instrument no. 43828 were filed with the Registry of Commerce and Companies of Luxembourg on September 21, 2006.
Mention for purposes of publication at the Memorial, Book of Companies and Associations (*Recueil des Sociétés et Associations*).

J. Elvinger
Notary

(101115.3/211/11) Filed with the Registry of Commerce and Companies of Luxembourg on September 21, 2006.

LEGILUX

MEMORIAL

Journal Officiel
du Grand-Duché de
Luxembourg



MEMORIAL

Amtsblatt
des Großherzogtums
Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 2002 **25 octobre 2006**

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.
R. C. Luxembourg B 105.615.

—

In the year two thousand six, on the twenty-first day of August, before Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg),

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A., (the «Company») having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies under number B 105.615, incorporated by deed of Me Paul Frieders notary on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C number 440, page 21116 dated 12 May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 234,169,156.- (two hundred thirty-four million one hundred sixty-nine thousand one hundred and fifty-six Euro) and is divided into 117,084,578 (one hundred and seventeen million eighty-four thousand five hundred and seventy-eight) shares of EUR 2.- (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the un-issued but authorised capital of the Company is set at EUR 314,408,652.- (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2.- (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17 May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By resolutions of the board of directors dated 25 May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»).

The Company received the following subscriptions and payments:

- 6,896 (six thousand eight hundred and ninety-six) new shares subscribed on 8 August 2006 and paid on 9 August 2006 (i.e. with effective date of issue on 9 August 2006)

These 6,896 (six thousand eight hundred and ninety-six) new shares with a nominal value of EUR 2.- (two Euro) of an aggregate amount of EUR 13,792.- (thirteen thousand seven hundred and ninety-two Euro) and the global share premium of an aggregate amount of EUR 219,943.39 (two hundred nineteen thousand nine hundred forty-three Euro and thirty-nine cents) have been fully paid up in cash by the Shareholder so that the amount of USD 299,976.- (two hundred ninety-nine thousand nine hundred seventy-six Dollar) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 233,735.39 (two hundred thirty-three thousand seven hundred thirty-five Euro and thirty-nine cents) at the exchange rate fixed at EUR 1.- / USD 1.2834.

- 2,298 (two thousand two hundred and ninety-eight) new shares subscribed on 8 August 2006 and paid on 9 August 2006 (i.e. with effective date of issue on 9 August 2006)

These 2,298 (two thousand two hundred and ninety-eight) new shares with a nominal value of EUR 2.- (two Euro) of an aggregate amount of EUR 4,596.- (four thousand five hundred and ninety-six Euro) and the global share premium of an aggregate amount of EUR 73,293.20 (seventy-three thousand two hundred ninety-three Euro and twenty cents Euro) have been fully paid up in cash by the Shareholder so that the amount of USD 99,963.- (ninety-nine thousand nine hundred sixty-three Dollar) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 77,889.20 (seventy-seven thousand eight hundred eighty-nine Euro and twenty cents) at the exchange rate fixed at EUR 1.- / USD 1.2834.

- 3,448 (three thousand four hundred and forty-eight) new shares subscribed on 7 August 2006 and paid on 9 August 2006 (i.e. with effective date of issue on 9 August 2006)

These 3,448 (three thousand four hundred and forty-eight) new shares with a nominal value of EUR 2.- (two Euro) of an aggregate amount of EUR 6,896.- (six thousand eight hundred and ninety-six Euro) and the global share premium of an aggregate amount of EUR 109,971.69 (one hundred nine thousand nine hundred seventy-one Euro and sixty-nine cents) have been fully paid up in cash by the Shareholder so that the amount of USD 149,988.- (one hundred and forty-nine thousand nine hundred and eighty-eight Dollar) is now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 116,867.69 (one hundred and sixteen thousand eight hundred sixty-seven Euro and sixty-nine cents) at the exchange rate fixed at EUR 1.- / USD 1.2834.

- 6,896 (six thousand eight hundred and ninety-six) new shares subscribed on 9 August 2006 and paid on 10 August 2006 (i.e. with effective date of issue on 10 August 2006)

These 6,896 (six thousand eight hundred and ninety-six) new shares with a nominal value of EUR 2.- (two Euro) of an aggregate amount of EUR 13,792.- (thirteen thousand seven hundred and ninety-two Euro) and the global share premium of an aggregate amount of EUR 219,815.97 (two hundred nineteen thousand eight hundred fifteen Euro and ninety-seven cents) have been fully paid up in cash by the Shareholder so that the amount of USD 299,976.- (two hundred ninety-nine thousand nine hundred seventy-six Dollar) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 233,607.97 (two hundred thirty-three thousand six hundred seven Euro and ninety-seven cents) at the exchange rate fixed at EUR 1.- / USD 1.2841.

- 6,896 (six thousand eight hundred and ninety-six) new shares subscribed on 9 August 2006 and paid on 10 August 2006 (i.e. with effective date of issue on 10 August 2006)

These 6,896 (six thousand eight hundred and ninety-six) new shares with a nominal value of EUR 2.- (two Euro) of an aggregate amount of EUR 13,792.- (thirteen thousand seven hundred and ninety-two Euro) and the global share premium of an aggregate amount of EUR 19,815.97 (two hundred nineteen thousand eight hundred fifteen Euro and ninety-seven cents) have been fully paid up in cash by the Shareholder so that the amount of USD 299,976.- (two hundred ninety-nine thousand nine hundred seventy-six Dollar) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 233,607.97 (two hundred thirty-three thousand six hundred seven Euro and ninety-seven cents) at the exchange rate fixed at EUR 1.- / USD 1.2841.

- 13,793 (thirteen thousand seven hundred and ninety-three) new shares subscribed on 10 August 2006 and paid on 14 August 2006 (i.e. with effective date of issue on 14 August 2006)

These 13,793 (thirteen thousand seven hundred and ninety-three) new shares with a nominal value of EUR 2.- (two Euro) of an aggregate amount of EUR 27,586.- (twenty-seven thousand five hundred eighty-six Euro) and the global share premium of an aggregate amount of EUR 443,960.29 (four hundred forty-three thousand nine hundred sixty Euro and twenty-nine cents) have been fully paid up in cash by the Shareholder so that the amount of USD 599,995.50 (five hundred ninety-nine thousand nine hundred ninety-five Dollar and fifty cents) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 471,546.29 (four hundred seventy-one thousand five hundred forty-six Euro and twenty-nine cents) at the exchange rate fixed at EUR 1.- / USD 1.2724.

- 13,793 (thirteen thousand seven hundred and ninety-three) new shares subscribed on 9 August 2006 and paid on 10 August 2006 (i.e. with effective date of issue on 10 August 2006)

These 13,793 (thirteen thousand seven hundred and ninety-three) new shares with a nominal value of EUR 2.- (two Euro) of an aggregate amount of EUR 27,586.- (twenty-seven thousand five hundred eighty-six Euro) and the global share premium of an aggregate amount of EUR 439,663.82 (four hundred thirty-nine thousand six hundred and sixty-three Euro and eighty two cents) have been fully paid up in cash by the Shareholder so that the amount of USD 599,995.50 (five hundred ninety-nine thousand nine hundred ninety-five Dollar and fifty cents) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that

the above-mentioned amount is valuated at EUR 467,249.82 (four hundred sixty-seven thousand two hundred forty-nine Euro and eighty-two cents) at the exchange rate fixed at EUR 1.- / USD 1.2841.

- 6,896 (six thousand eight hundred and ninety-six) new shares subscribed on 15 August 2006 and paid on 17 August 2006 (i.e. with effective date of issue on 17 August 2006)

These 6,896 (six thousand eight hundred and ninety-six) new shares with a nominal value of EUR 2.- (two Euro) of an aggregate amount of EUR 13,792.- (thirteen thousand seven hundred and ninety-two Euro) and the global share premium of an aggregate amount of EUR 220,436.15 (two hundred twenty thousand four hundred thirty-six Euro and fifteen cents) have been fully paid up in cash by the Shareholder so that the amount of USD 299,976.- (two hundred ninety-nine thousand nine hundred seventy-six Dollar) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 234,228.15 (two hundred thirty-four thousand two hundred twenty-eight Euro and fifteen cents) at the exchange rate fixed at EUR 1.- / USD 1.2807.

- 5,666 (five thousand six hundred and sixty-six) new shares subscribed on 16 August 2006 and paid on 17 August 2006 (i.e. with effective date of issue on 17 August 2006)

These 5,666 (five thousand six hundred and sixty-six) new shares with a nominal value of EUR 2.- (two Euro) of an aggregate amount of EUR 11,332.- (eleven thousand three hundred and thirty-two Euro) and the global share premium of an aggregate amount of EUR 181,118.22 (one hundred eighty-one thousand one hundred eighteen Euro and twenty-two cents) have been fully paid up in cash by the Shareholder so that the amount of USD 246,471.- (two hundred forty-six thousand four hundred seventy-one Dollars) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 192,450.22 (one hundred ninety-two thousand four hundred fifty Euro and twenty-two cents) at the exchange rate fixed at EUR 1.- / USD 1.2807.

As a consequence of the above mentioned subscriptions, 66,582 (sixty-six thousand five hundred eighty-two) new shares with a nominal value of EUR 2.- (two Euro) of an aggregate amount of EUR 133,164.- (one hundred thirty-three thousand one hundred sixty-four Euro) and a global share premium of an aggregate amount of EUR 2,128,018.70 (two million one hundred twenty-eight thousand eighteen Euro and seventy cents) have been fully paid up in cash by the Shareholder so that the amount of USD 2,896,317.- (two million eight hundred ninety-six thousand three hundred seventeen Dollars) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 2,261,182.70 (two million two hundred sixty-one thousand one hundred eighty-two Euro and seventy cents) calculated on the basis of the respective exchange rates described hereabove.

The justifying documents of such subscriptions have been produced to the undersigned notary, who expressly acknowledges it.

The share capital is as a consequence increased by an amount of EUR 133,164.- (one hundred thirty-three thousand one hundred sixty-four Euro) in order to raise it from its current amount of EUR 234,169,156.- (two hundred and thirty-four million one hundred sixty-nine thousand one hundred and fifty-six Euro) to EUR 234,302,320.- (two hundred thirty-four million three hundred two thousand three hundred twenty Euro) by the issuance of 66,582 (sixty-six thousand five hundred eighty-two) new shares with a nominal value of EUR 2.- (two Euro) each. The subscription price per each new share is of USD 43.5 (forty-three Dollar and fifty cents) whereof EUR 2.- (two Euro) to be paid as par value on each new share and the remaining amount as valuated hereabove as share premium on each new share.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 234,302,320.- (two hundred thirty-four million three hundred two thousand three hundred twenty Euro) and is divided into 117,151,160 (one hundred and seventeen million one hundred fifty one thousand one hundred sixty) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 234,302,320.- (two hundred thirty-four million three hundred two thousand three hundred twenty Euro) divided into 117,151,160 (one hundred and seventeen million one hundred fifty one thousand one hundred sixty) shares of EUR 2.- (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 332,590,460.41 (three hundred thirty-two million five hundred ninety thousand four hundred sixty Euro and forty-one cents) have been paid up.

The company shall have an authorized capital of EUR 314,408,652.- (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of two Euro (EUR 2.-) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of two Euro (EUR 2.-) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part

from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as it in its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of the present deed are estimated at approximately twenty-seven thousand Euro.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le vingt et un août, devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A., (la «Société») ayant son siège social à 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au registre de commerce et des sociétés de Luxembourg sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 234.169.156,- (deux cent trente-quatre millions cent soixante-neuf mille cent cinquante-six Euros) et est divisé en 117.084.578 (cent dix-sept millions quatre-vingt-quatre mille cinq cent soixante-dix-huit) actions d'une valeur nominale de EUR 2,- (deux Euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652,- (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux Euros), représenté par 157.204.326 (cent cinquante sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2,- (deux Euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»).

La Société a reçu les souscriptions et payements suivants:

- 6.896 (six mille huit cent quatre-vingt-seize) nouvelles actions souscrites le 8 août 2006 et payées le 9 août 2006 (i.e. avec date effective d'émission le 9 août 2006)

Ces 6.896 (six mille huit cent quatre-vingt-seize) nouvelles actions d'une valeur nominale de EUR 2,- (deux Euros) d'une somme totale de EUR 13.792,- (treize mille sept cent quatre-vingt-douze Euros) et la prime d'émission globale d'une somme totale de EUR 219.943,39 (deux cent dix-neuf mille neuf cent quarante-trois mille Euros et trente-neuf centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 299.976,- (deux cent quatre-vingt-dix-neuf mille neuf cent soixante-seize Dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée

ci-dessus est évaluée à EUR 233.735,39 (deux cent trente-trois mille sept cent trente-cinq Euros et trente-neuf centimes) au taux de change fixé à EUR 1,- / USD 1,2834.

- 2.298 (deux mille deux cent quatre-vingt-dix-huit) nouvelles actions souscrites le 8 août 2006 et payées le 9 août 2006 (i.e. avec date effective d'émission le 9 août 2006)

Ces 2.298 (deux mille deux cent quatre-vingt-dix-huit) nouvelles actions d'une valeur nominale de EUR 2,- (deux Euros) d'une somme totale de EUR 4.596,- (quatre mille cinq cent quatre-vingt-seize Euros) et la prime d'émission globale d'une somme totale de EUR 73.293,20 (soixante-treize mille deux cent quatre-vingt-treize Euros et vingt centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 99.963,- (quatre-vingt-dix-neuf mille neuf cent soixante-trois Dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 77.889,20 (soixante-dix-sept mille huit cent quatre-vingt-neuf Euros et vingt centimes) au taux de change fixé à EUR 1,- / USD 1,2834.

- 3.448 (trois mille quatre cent quarante-huit) nouvelles actions souscrites le 7 août 2006 et payées le 9 août 2006 (i.e. avec date effective d'émission le 9 août 2006)

Ces 3.448 (trois mille quatre cent quarante-huit) nouvelles actions d'une valeur nominale de EUR 2,- (deux Euros) d'une somme totale de EUR 6.896,- (six mille huit cent quatre-vingt-seize Euros) et la prime d'émission globale d'une somme totale de EUR 109.971,69 (cent neuf mille neuf cent soixante et onze Euros et soixante-neuf centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 149.988,- (cent quarante-neuf mille neuf cent quatre-vingt-huit Dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 116.867,69 (cent seize mille huit cent soixante-sept Euros et soixante-neuf centimes) au taux de change fixé à EUR 1,- / USD 1,2834.

- 6.896 (six mille huit cent quatre-vingt-seize) nouvelles actions souscrites le 9 août 2006 et payées le 10 août 2006 (i.e. avec date effective d'émission le 10 août 2006)

Ces 6.896 (six mille huit cent quatre-vingt-seize) nouvelles actions d'une valeur nominale de EUR 2,- (deux Euros) d'une somme totale de EUR 13.792 (treize mille sept cent quatre-vingt-douze Euros) et la prime d'émission globale d'une somme totale de EUR 219.815,97 (deux cent dix-neuf mille huit cent quinze Euros et quatre-vingt dix-sept centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 299.976,- (deux cent quatre-vingt-dix-neuf mille neuf cent soixante-seize Dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 233.607,97 (deux cent trente-trois mille six cent sept Euros et quatre-vingt dix-sept centimes) au taux de change fixé à EUR 1,- / USD 1,2841.

- 6.896 (six mille huit cent quatre-vingt-seize) nouvelles actions souscrites le 9 août 2006 et payées le 10 août 2006 (i.e. avec date effective d'émission le 10 août 2006)

Ces 6.896 (six mille huit cent quatre-vingt-seize) nouvelles actions d'une valeur nominale de EUR 2,- (deux Euros) d'une somme totale de EUR 13.792,- (treize mille sept cent quatre-vingt-douze Euros) et la prime d'émission globale d'une somme totale de EUR 219.815,97 (deux cent dix-neuf mille huit cent quinze Euros et quatre-vingt-dix-sept centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 299.976,- (deux cent quatre-vingt-dix-neuf mille neuf cent soixante-seize Dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 233.607,97 (deux cent trente-trois mille six cent sept Euros et quatre-vingt-dix-sept centimes) au taux de change fixé à EUR 1,- / USD 1,2841.

- 13.793 (treize mille sept cent quatre-vingt-treize) nouvelles actions souscrites le 10 août 2006 et payées le 14 août 2006 (i.e. avec date effective d'émission le 14 août 2006)

Ces 13.793 (treize mille sept cent quatre-vingt-treize) nouvelles actions d'une valeur nominale de EUR 2,- (deux Euros) d'une somme totale de EUR 27.586,- (vingt-sept mille cinq cent quatre-vingt-six Euros) et la prime d'émission globale d'une somme totale de EUR 443.960,29 (quatre cent quarante-trois mille neuf cent soixante Euros et vingt-neuf centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 599.995,50 (cinq cent quatre-vingt-dix-neuf mille neuf cent quatre-vingt-quinze Dollars et cinquante centimes) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 471.546,29 (quatre cent soixante et onze mille cinq cent quarante-six Euros et vingt-neuf centimes) au taux de change fixé à EUR 1,-/USD 1,2724.

- 13.793 (treize mille sept cent quatre-vingt-treize) nouvelles actions souscrites le 9 août 2006 et payées le 10 août 2006 (i.e. avec date effective d'émission le 10 août 2006)

Ces 13.793 (treize mille sept cent quatre-vingt-treize) nouvelles actions d'une valeur nominale de EUR 2,- (deux Euros) d'une somme totale de EUR 27.586,- (vingt sept mille cinq cent quatre-vingt-six Euros) et la prime d'émission globale d'une somme totale de EUR 439.663,82 (quatre cent trente-neuf mille six cent soixante-trois Euros et quatre-vingt-deux centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 599.995,50 (cinq cent quatre-vingt-dix-neuf mille neuf cent quatre-vingt-quinze Dollars et cinquante centimes) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 467.249,82 (quatre cent soixante-sept mille deux cent quarante-neuf Euros et quatre-vingt-deux centimes) au taux de change fixé à EUR 1,-/USD 1,2841.

- 6.896 (six mille huit cent quatre-vingt-seize) nouvelles actions souscrites le 15 août 2006 et payées le 17 août 2006 (i.e. avec date effective d'émission le 17 août 2006)

Ces 6.896 (six mille huit cent quatre-vingt-seize) nouvelles actions d'une valeur nominale de EUR 2,- (deux Euros) d'une somme totale de EUR 13.792,- (treize mille sept cent quatre-vingt-douze Euros) et la prime d'émission globale

d'une somme totale de EUR 220.436,15 (deux cent vingt mille quatre cent trente-six Euros et quinze centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 299.976,- (deux cent quatre-vingt-dix-neuf mille neuf cent soixante-seize Dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 234.228,15 (deux cent trente-quatre mille deux cent vingt-huit Euros et quinze centimes) au taux de change fixé à EUR 1,- /USD 1,2807.

- 5.666 (cinq mille six cent soixante-six) nouvelles actions souscrites le 16 août 2006 et payées le 17 août 2006 (i.e. avec date effective d'émission le 17 août 2006)

Ces 5.666 (cinq mille six cent soixante-six) nouvelles actions d'une valeur nominale de EUR 2,- (deux Euros) d'une somme totale de EUR 11.332,- (onze mille trois cent trente-deux Euros) et la prime d'émission globale d'une somme totale de EUR 181.118,22 (cent quatre-vingt-un mille cent dix-huit Euros et vingt-deux centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 246.471,- (deux cent quarante-six mille quatre cent soixante et onze Dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 192.450,22 (cent quatre-vingt-douze mille quatre cent cinquante Euros et vingt-deux centimes) au taux de change fixé à EUR 1,- / USD 1,2807.

En conséquence, des suscriptions mentionnées ci-dessus, 66.582 (soixante six mille cinq cent quatre-vingt-deux) nouvelles actions d'une valeur nominale de EUR 2,- (deux Euros) d'une somme totale de EUR 133.164,- (cent trente-trois mille cent soixante-quatre Euros) et une prime d'émission globale d'une somme totale de EUR 2.128.018,70 (deux millions cent vingt-huit mille dix-huit Euros et soixante-dix centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 2.896.317,- (deux millions huit cent quatre-vingt-seize mille trois cent dix-sept Dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 2.261.182,70 (deux millions deux cent soixante et un mille cent quatre-vingt-deux Euros et soixante-dix centimes) calculé sur la base des taux de change respectifs tels que décrits ci-dessus.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

Le capital social est par conséquent augmenté d'une somme de EUR 133.164,- (cent trente-trois mille cent soixante-quatre Euros) dans le but de le porter de sa somme actuelle de EUR 234.169.156,- (deux cent trente-quatre millions cent soixante-neuf mille cent cinquante-six Euros) à EUR 234.302.320,- (deux cent trente-quatre millions trois cent deux mille trois cent vingt Euros) par l'émission de 66.582 (soixante-six mille cinq cent quatre-vingt-deux) nouvelles actions d'une valeur nominale de EUR 2,- (deux Euros) chacune. Le prix de souscription pour chaque action est de USD 43,50 (quarante-trois Dollars et cinquante centimes) dont EUR 2,- (deux Euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante tell qu'évaluée ci-dessus comme prime d'émission de chaque nouvelle action.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 234.302.320,- (deux cent trente-quatre millions trois cent deux mille trois cent vingt Euros) et est divisé en 117.151.160 (cent dix-sept millions cent cinquante et un mille cent soixante) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 234.302.320,- (deux cent trente-quatre millions trois cent deux mille trois cent vingt Euros) divisé en 117.151.160 (cent dix-sept millions cent cinquante et un mille cent soixante) actions de EUR 2,- (deux Euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 332.590.460,41 (trois cent trente-deux millions cinq cent quatre-vingt-dix mille quatre cent soixante Euros et quarante et un centimes) ont été payées.

La société a un capital autorisé de EUR 314.408.652,- (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux Euros) représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de deux Euros (EUR 2,-) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de deux Euros (EUR 2) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française, et en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ vingt-sept mille Euros.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 23 août 2006, vol. 29CS, fol. 45, case 3. – Reçu 22.611,83 euros.

Le Receveur ff. (signé): J. Tholl.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 28 août 2006. J. Elvinger.

(101118.3/211/384) Déposé au registre de commerce et des sociétés de Luxembourg, le 21 septembre 2006.

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

Les statuts coordonnés suivant l'acte n° 43839 ont été déposés au registre de commerce et des sociétés de Luxembourg, le 21 septembre 2006.

J. Elvinger

Notaire

(101119.3/211/10) Déposé au registre de commerce et des sociétés de Luxembourg, le 21 septembre 2006.

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

The coordinated by-laws following instrument no. 43839 were filed with the Registry of Commerce and Companies of Luxembourg on September 21, 2006.

J. Elvinger
Notary
(101119.3/211/10) Filed with the Registry of Commerce and Companies of Luxembourg on September 21, 2006.

MEMORIAL

Journal Officiel du Grand-Duché de Luxembourg



MEMORIAL

Amtsblatt des Großherzogtums Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 2012 **26 octobre 2006**

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

Le bilan au 31 décembre 2005, enregistré à Luxembourg, le 29 août 2006, réf. LSO-BT08461, a été déposé au registre de commerce et des sociétés de Luxembourg, le 31 août 2006.

Pour mention aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, 29 août 2006.

TMF MANAGEMENT LUXEMBOURG S.A.

Signatures

(092343.3//12) Déposé au registre de commerce et des sociétés de Luxembourg, le 31 août 2006.

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

The balance sheet as at December 31, 2005, registered in Luxembourg, on August 29, 2006, ref. LSO-BT08461, was filed with the Registry of Commerce and Companies of Luxembourg on August 31, 2006.
Mention for purposes of publication at the Memorial, Book of Companies and Associations (*Recueil des Sociétés et Associations*).

Luxembourg, August 29, 2006.
TMF MANAGEMENT LUXEMBOURG S.A.
Signatures
(09234.3//12) Filed with the Registry of Commerce and Companies of Luxembourg on August 31, 2006.

MEMORIAL

Journal Officiel du Grand-Duché de Luxembourg



MEMORIAL

Amtsblatt des Großherzogtums Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 2038 **31 octobre 2006**

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

In the year two thousand six, on the seventh day of August.

Before Maître Joseph Elvinger, notary residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A. (the «Company»), having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies, under number B 105.615, incorporated by deed of Me Paul Frieders, notary, on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C number 440, page 21116 dated 12 May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 234,022,438 (two hundred and thirty-four million twenty-two thousand four hundred and thirty-eight Euro) and is divided into 117,011,219 (one hundred and seventeen million eleven thousand two hundred and nineteen) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the un-issued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two), represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17 May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25 May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The company has received the subscription of 2,298 (two thousand two hundred and ninety-eight) new shares on 1st August 2006. The share capital is as a consequence increased by an amount of EUR 4,596 (four thousand five hundred and ninety-six Euro) in order to raise it from its current amount of EUR 234,022,438 (two hundred and thirty-four million twenty-two thousand four hundred and thirty-eight Euro) to EUR 234,027,034 (two hundred and thirty-four million twenty-seven thousand thirty-four Euro) by the issuance of 2,298 (two thousand two hundred and ninety-eight) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.50 (forty-three Dollar and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 32.09 (thirty-two Euro and nine cents) as valuated below as share premium on each new share.

These 2,298 (two thousand two hundred and ninety-eight) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 4,596 (four thousand five hundred and ninety-six Euro) and the global share premium of an aggregate amount of EUR 73,732.63 (seventy-three thousand seven hundred and thirty-two Euro and sixty-three

cents) have been fully paid-up in cash by the Shareholder so that the amount of USD 99,963 (ninety-nine thousand nine hundred and sixty-three Dollar) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 78,328.63 (seventy-eight thousand three hundred and twenty-eight Euro and sixty-three cents) at the exchange rate fixed at EUR 1/USD 1.2762.

The justifying documents of such subscription have been produced to the undersigned notary, who expressly acknowledges it.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 234,027,034 (two hundred and thirty-four million twenty-seven thousand thirty-four Euro) and is divided into 117,013,517 (one hundred and seventeen million thirteen thousand five hundred and seventeen) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 234,027,034 (two hundred and thirty-four million twenty-seven thousand thirty-four Euro), divided into 117,013,517 (one hundred and seventeen million thirteen thousand five hundred and seventeen) shares of EUR 2 (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 328,196,969 (three hundred and twenty-eight million one hundred and ninety-six thousand nine hundred and sixty-nine Euro) have been paid up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two), represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of two Euro (EUR 2) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of two Euro (EUR 2) each, without reserving to the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as it in its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges, in any form whatsoever, which shall be borne by the Company as a result of the present deed, are estimated at approximately [...].

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le sept août.

Devant Maître Joseph Elvinger, notaire résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A. (la «Société»), ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg, sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 234.022.438 (deux cent trente-quatre millions vingt-deux mille quatre cent trente-huit euros) et est divisé en 117.011.219 (cent dix-sept millions onze mille deux cent dix-neuf) actions d'une valeur nominale de EUR 2 (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu la souscription de 2.298 (deux mille deux cent quatre-vingt-dix-huit) nouvelles actions le 1er août 2006. Le capital social est par conséquent augmenté d'une somme de EUR 4.596 (quatre mille cinq cent quatre-vingt-seize euros) dans le but de le porter de sa somme actuelle de EUR 234.022.438 (deux cent trente-quatre millions vingt-deux mille quatre cent trente-huit euros) à EUR 234.027.034 (deux cent trente-quatre millions vingt-sept mille trente-quatre euros) par l'émission de 2.298 (deux mille deux cent quatre-vingt-dix-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,50 (quarante-trois dollars et cinquante centimes) dont EUR 2 (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 32,09 (trente-deux euros et neuf centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

Ces 2.298 (deux mille deux cent quatre-vingt-dix-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 4.596 (quatre mille cinq cent quatre-vingt-seize euros) et la prime d'émission globale d'une somme totale de EUR 73.732,63 (soixante-treize mille sept cent trente-deux euros et soixante-trois centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 99.963 (quatre-vingt-dix-neuf mille neuf cent soixante-trois dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 78.328,63 (soixante-dix-huit mille trois cent vingt-huit euros et soixante-trois centimes) au taux de change fixé à EUR 1/USD 1,2762.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 234.027.034 (deux cent trente-quatre millions vingt-sept mille trente-quatre euros) et est divisé en 117.013.517 (cent dix-sept millions treize mille cinq cent dix-sept) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 234.027.034 (deux cent trente-quatre millions vingt-sept mille trente-quatre euros), divisé en 117.013.517 (cent dix-sept millions treize mille cinq cent dix-sept) actions de EUR 2 (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 328.196.969 (trois cent vingt-huit millions cent quatre-vingt-seize mille neuf cent soixante-neuf euros) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de deux euros (EUR 2) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelles de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de deux euros (EUR 2) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émis-

sion, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française, et en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ EUR [...].

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 9 août 2006, vol. 29CS, fol. 36, case 3. – Reçu 783,29 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 août 2006. J. Elvinger.

(100487.3/211/201) Déposé au registre de commerce et des sociétés de Luxembourg, le 20 septembre 2006.

MEMORIAL

Journal Officiel
du Grand-Duché de
Luxembourg



MEMORIAL

Amtsblatt
des Großherzogtums
Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 2039 **31 octobre 2006**

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

In the year two thousand six, on the seventh day of August.

Before Maître Joseph Elvinger, notary residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A. (the «Company»), having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies, under number B 105.615, incorporated by deed of Me Paul Frieders, notary, on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C number 440, page 21116 dated 12 May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 234,027,034 (two hundred and thirty-four million twenty-seven thousand thirty-four Euro) and is divided into 117,013,517 (one hundred and seventeen million thirteen thousand five hundred and seventeen) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the un-issued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two), represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17 May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25 May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The company has received the subscription of 6,896 (six thousand eight hundred and ninety-six) new shares on 1st August 2006. The share capital is as a consequence increased by an amount of EUR 13,792 (thirteen thousand seven hundred and ninety-two Euro) in order to raise it from its current amount of EUR 234,027,034 (two hundred and thirty-four million twenty-seven thousand thirty-four Euro) to EUR 234,040,826 (two hundred and thirty-four million forty thousand eight hundred and twenty-six Euro) by the issuance of 6,896 (six thousand eight hundred and ninety-six) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.50 (forty-three Dollar and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 32.09 (thirty-two Euro and nine cents) as valuated below as share premium on each new share.

These 6,896 (six thousand eight hundred and ninety-six) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 13,792 (thirteen thousand seven hundred and ninety-two Euro) and the global share premium of an aggregate amount of EUR 221,262.07 (two hundred and twenty-one thousand two hundred and sixty-two Euro and seven cents) have been fully paid-up in cash by the Shareholder so that the amount of USD 299,976 (two hundred and ninety-nine thousand nine hundred and seventy-six Dollar) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 235,054.07 (two hundred and thirty-five thousand fifty-four Euro and seven cents) at the exchange rate fixed at EUR 1/USD 1.2762.

The justifying documents of such subscription have been produced to the undersigned notary, who expressly acknowledges it.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 234,040,826 (two hundred and thirty-four million forty thousand eight hundred and twenty-six Euro) and is divided into 117,020,413 (one hundred and seventeen million twenty thousand four hundred and thirteen) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 234,040,826 (two hundred and thirty-four million forty thousand eight hundred and twenty-six Euro), divided into 117,020,413 (one hundred and seventeen million twenty thousand four hundred and thirteen) shares of EUR 2 (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 328,418,231 (three hundred and twenty-eight million four hundred and eighteen thousand two hundred and thirty-one Euro) have been paid-up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two), represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of two Euro (EUR 2) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of two Euro (EUR 2) each, without reserving to the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as it in its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges, in any form whatsoever, which shall be borne by the Company as a result of the present deed, are estimated at approximately 6,000.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le sept août.

Devant Maître Joseph Elvinger, notaire résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A. (la «Société»), ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg, sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 234.027.034 (deux cent trente-quatre millions vingt-sept mille trente-quatre euros) et est divisé en 117.013.517 (cent dix-sept millions treize mille cinq cent dix-sept) actions d'une valeur nominale de EUR 2 (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu la souscription de 6.896 (six mille huit cent quatre-vingt-seize) nouvelles actions le 1er août 2006. Le capital social est par conséquent augmenté d'une somme de EUR 13.792 (treize mille sept cent quatre-vingt-douze euros) dans le but de le porter de sa somme actuelle de EUR 234.027.034 (deux cent trente-quatre millions vingt-sept mille trente-quatre euros) à EUR 234.040.826 (deux cent trente-quatre millions quarante mille huit cent vingt-six euros) par l'émission de 6.896 (six mille huit cent quatre-vingt-seize) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,50 (quarante-trois dollars et cinquante centimes) dont EUR 2 (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 32,09 (trente-deux euros et neuf centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

Ces 6.896 (six mille huit cent quatre-vingt-seize) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 13.792 (treize mille sept cent quatre-vingt-douze euros) et la prime d'émission globale d'une somme totale de EUR 221.262,07 (deux cent vingt et un mille deux cent soixante-deux euros et sept centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 299.976 (deux cent quatre-vingt-dix-neuf mille neuf cent soixante-seize dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 235.054,07 (deux cent trente-cinq mille cinquante-quatre euros et sept centimes) au taux de change fixé à EUR 1/USD 1,2762.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 234.040.826 (deux cent trente-quatre millions quarante mille huit cent vingt-six euros) et est divisé en 117.020.413 (cent dix-sept millions vingt mille quatre cent treize) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 234.040.826 (deux cent trente-quatre millions quarante mille huit cent vingt-six euros), divisé en 117.020.413 (cent dix-sept millions vingt mille quatre cent treize) actions de EUR 2 (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 328.418.231 (trois cent vingt-huit millions quatre cent dix-huit mille deux cent trente et un euros) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de deux euros (EUR 2) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelles de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de deux euros (EUR 2) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater

cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française, et en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ EUR 6.000.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 9 août 2006, vol. 29CS, fol. 36, case 4. – Reçu 2.350,54 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 août 2006. J. Elvinger.

(100488.3/211/201) Déposé au registre de commerce et des sociétés de Luxembourg, le 20 septembre 2006.

MEMORIAL

Journal Officiel du Grand-Duché de Luxembourg



MEMORIAL

Amtsblatt des Großherzogtums Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 2049 **2 novembre 2006**

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

In the year two thousand six, on the ninth day of August.

Before Maître Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A. (the «Company»), having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies, under number B 105.615, incorporated by deed of Me Paul Frieders, notary, on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C, number 440, page 21116 dated 12th May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 234,084,500 (two hundred and thirty-four million eighty-four thousand five hundred Euro) and is divided into 117,042,250 (one hundred and seventeen million forty-two thousand two hundred and fifty) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the unissued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two), represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17th May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25th May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The Company has received on 3rd August 2006 the following subscriptions:

- 2,298 (two thousand two hundred and ninety-eight) new shares.

These 2,298 (two thousand two hundred and ninety-eight) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 4,596 (four thousand five hundred and ninety-six Euro) and the global share premium of an aggregate amount of EUR 73,015.02 (seventy-three thousand fifteen Euro and two cents) have been fully paid up in cash by the Shareholder so that the amount of USD 99,963 (ninety-nine thousand nine hundred and sixty-three Dollars) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 77,611.2 (seventy-seven thousand six hundred and eleven Euro and two cents) at the exchange rate fixed at EUR 1/USD 1.2880.

- 3,448 (three thousand four hundred and forty-eight) new shares.

These 3,448 (three thousand four hundred and forty-eight) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 6,896 (six thousand eight hundred and ninety-six Euro) and the global share premium of an aggregate amount of EUR 109,554.31 (one hundred and nine thousand five hundred and fifty-four Euro and thirty-one cents) have been fully paid up in cash by the Shareholder so that the amount of USD 149,988 (one hundred and forty-nine thousand nine hundred and eighty-eight Dollars) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 116,450.31 (one hundred and sixteen thousand four hundred and fifty Euro and thirty-one cents) at the exchange rate fixed at EUR 1/USD 1.2880.

- 3,448 (three thousand four hundred and forty-eight) new shares.

These 3,448 (three thousand four hundred and forty-eight) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 6,896 (six thousand eight hundred and ninety-six Euro) and the global share premium of an aggregate amount of EUR 109,554.31 (one hundred and nine thousand five hundred and fifty-four Euro and thirty-one cents) have been fully paid up in cash by the Shareholder so that the amount of USD 149,988 (one hundred and forty-nine thousand nine hundred and eighty-eight Dollars) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 116,450.31 (one hundred and sixteen thousand four hundred and fifty Euro and thirty-one cents) at the exchange rate fixed at EUR 1/USD 1.2880.

- 2,100 (two thousand one hundred) new shares.

These 2,100 (two thousand one hundred) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 4,200 (four thousand two hundred Euro) and the global share premium of an aggregate amount of EUR 66,723.91 (sixty-six thousand seven hundred and twenty-three Euro and ninety-one cents) have been fully paid up in cash by the Shareholder so that the amount of USD 91,350 (ninety-one thousand three hundred and fifty Dollars) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it.

The notary acknowledges that the above-mentioned amount is valuated at EUR 70,923.91 (seventy thousand nine hundred and twenty-three Euro and ninety-one cents) at the exchange rate fixed at EUR 1/USD 1.2880.

As a consequence of the above mentioned subscriptions, 11,294 (eleven thousand two hundred and ninety-four) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 22,588 (twenty-two thousand five hundred and eighty-eight Euro) and a global share premium of an aggregate amount of EUR 358,847.56 (three hundred and fifty-eight thousand eight hundred and forty-seven Euro and fifty-six cents) have been fully paid up in cash by the Shareholder so that the amount of USD 491,289 (four hundred and ninety-one thousand two hundred and eighty-nine Dollars) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 381,435.56 (three hundred and eighty-one thousand four hundred and thirty-five Euro and fifty-six cents) at the exchange rate fixed at EUR 1/USD 1.2880.

The justifying documents of such subscriptions have been produced to the undersigned notary, who expressly acknowledges it.

The share capital is as a consequence increased by an amount of EUR 22,588 (twenty-two thousand five hundred and eighty-eight Euro) in order to raise it from its current amount of EUR 234,084,500 (two hundred and thirty-four million eighty-four thousand five hundred Euro) to EUR 234,107,088 (two hundred and thirty-four million one hundred and seven thousand eighty-eight Euro) by the issuance of 11,294 (eleven thousand two hundred and ninety-four) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.50 (forty-three Dollars and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 31.77 (thirty-one Euro and seventy-seven cents) as valuated below as share premium on each new share.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 234,107,088 (two hundred and thirty-four million one hundred and seven thousand eighty-eight Euro) and is divided into 117,053,544 (one hundred and seventeen million fifty-three thousand five hundred and forty-four) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 234,107,088 (two hundred and thirty-four million one hundred and seven thousand eighty-eight Euro), divided into 117,053,544 (one hundred and seventeen million fifty-three thousand five hundred and forty-four) shares of EUR 2 (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 329,475,575 (three hundred and twenty-nine million four hundred and seventy-five thousand five hundred and seventy-five Euro) have been paid up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two), represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of two Euro (EUR 2) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17th, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of two Euro (EUR 2) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as it in its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and, in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges, in any form whatsoever, which shall be borne by the Company as a result of the present deed, are estimated at approximately EUR 7,000.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le neuf août.

Par-devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A. (la «Société»), ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg, sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C, numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 234.084.500 (deux cent trente-quatre millions quatre-vingt-quatre mille cinq cents euros) et est divisé en 117.042.250 (cent dix-sept millions quarante-deux mille deux cent cinquant) actions d'une valeur nominale de EUR 2 (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu les souscriptions suivantes:

- 2.298 (deux mille deux cent quatre-vingt-dix-huit) nouvelles actions.

Ces 2.298 (deux mille deux cent quatre-vingt-dix-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 4.596 (quatre mille cinq cent quatre-vingt-seize euros) et la prime d'émission globale d'une somme totale de EUR 73.015,02 (soixante-treize mille quinze euros et deux centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 99.963 (quatre-vingt-dix-neuf mille neuf cent soixante-trois dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 77.611,02 (soixante-dix-sept mille six cent onze euros et deux centimes) au taux de change fixé à EUR 1/USD 1,2880.

- 3.448 (trois mille quatre cent quarante-huit) nouvelles actions.

Ces 3.448 (trois mille quatre cent quarante-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 6.896 (six mille huit cent quatre-vingt-seize euros) et la prime d'émission globale d'une somme totale de EUR 109.554,31 (cent neuf mille cinq cent cinquante-quatre euros et trente et un centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 149.988 (cent quarante-neuf mille neuf cent quatre-vingt-huit dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 116.450,31 (cent seize mille quatre cent cinquante euros et trente et un centimes) au taux de change fixé à EUR 1/USD 1,2880.

- 3.448 (trois mille quatre cent quarante-huit) nouvelles actions.

Ces 3.448 (trois mille quatre cent quarante-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 6.896 (six mille huit cent quatre-vingt-seize euros) et la prime d'émission globale d'une somme totale de EUR 109.554,31 (cent neuf mille cinq cent cinquante-quatre euros et trente et un centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 149.988 (cent quarante-neuf mille neuf cent quatre-vingt-huit dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 116.450,31 (cent seize mille quatre cent cinquante euros et trente et un centimes) au taux de change fixé à EUR 1/USD 1,2880.

- 2.100 (deux mille cent) nouvelles actions.

Ces 2.100 (deux mille cent) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 4.200 (quatre mille deux cents euros) et la prime d'émission globale d'une somme totale de EUR 66.723,91 (soixante-six mille sept cent vingt-trois euros et quatre-vingt-onze centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 91.350 (quatre-vingt-onze mille trois cent cinquante dollars) se trouve

maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 70.923,91 (soixante-dix mille neuf cent vingt-trois euros et quatre-vingt-onze centimes) au taux de change fixé à EUR 1/USD 1,2880.

En conséquence, des suscriptions mentionnées ci-dessus, 11.294 (onze mille deux cent quatre-vingt-quatorze) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 22.588 (vingt-deux-deux mille cinq cent quatre-vingt-huit euros) et une prime d'émission globale d'une somme totale de EUR 358.847,56 (trois cent cinquante-huit mille huit cent quarante-sept euros et cinquante-six centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 491.289 (quatre cent quatre-vingt-onze mille deux cent quatre-vingt-neuf dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 381.435,56 (trois cent quatre-vingt et un mille quatre cent trente-cinq euros et cinquante-six centimes) au taux de change fixé à EUR 1/USD 1,2880.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

Le capital social est par conséquent augmenté d'une somme de EUR 22.588 (vingt-deux mille cinq cent quatre-vingt-huit euros) dans le but de le porter de sa somme actuelle de EUR 234.084.500 (deux cent trente-quatre millions quatre-vingt-quatre mille cinq cents euros) à EUR 234.107.088 (deux cent trente-quatre millions cent sept mille quatre-vingt-huit euros) par l'émission de 11.294 (onze mille deux cent quatre-vingt-quatorze) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,50 (quarante-trois dollars et cinquante centimes) dont EUR 2 (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 31,77 (trente et un euro et soixante-dix-sept centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 234.107.088 (deux cent trente-quatre millions cent sept mille quatre-vingt-huit euros) et est divisé en 117.053.544 (cent dix-sept millions cinquante-trois mille cinq cent quarante-quatre) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 234.107.088 (deux cent trente-quatre millions cent sept mille quatre-vingt-huit euros), divisé en 117.053.544 (cent dix-sept millions cinquante-trois mille cinq cent quarante-quatre) actions de EUR 2 (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 329.475.575 (trois cent vingt-neuf millions quatre cent soixante-quinze mille cinq cent soixante-quinzet euros) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de deux euros (EUR 2) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de deux euros (EUR 2) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française et, en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ EUR 7.000.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Dont acte, fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 10 août 2006, vol. 154S, fol. 96, case 5. – Reçu 3.814,36 euros.

Le Receveur (signé): J. Muller.

Pour copie conforme à l'original, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 août 2006. J. Elvinger.

(100498.3/211/270) Déposé au registre de commerce et des sociétés de Luxembourg, le 20 septembre 2006.

MEMORIAL

Journal Officiel
du Grand-Duché de
Luxembourg



MEMORIAL

Amtsblatt
des Großherzogtums
Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 2050 **2 novembre 2006**

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

In the year two thousand six, on the eighth day of August.

Before Maître Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A. (the «Company»), having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies, under number B 105.615, incorporated by deed of Mᵉ Paul Frieders, notary, on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C, number 440, page 21116 dated 12th May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 234,052,318 (two hundred and thirty-four million fifty-two thousand three hundred and eighteen Euro) and is divided into 117,026,159 (one hundred and seventeen million twenty-six thousand one hundred and fifty-nine) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the unissued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two), represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17th May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25th May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The Company has received on 3rd August 2006 the following subscriptions of the Shareholder:

- 2,298 (two thousand two hundred and ninety-eight) new shares.

These 2,298 (two thousand two hundred and ninety-eight) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 4,596 (four thousand five hundred and ninety-six Euro) and the global share premium of an aggregate amount of EUR 73,426.95 (seventy-three thousand four hundred and twenty-six Euro and ninety-five cents) have been fully paid up in cash by the Shareholder so that the amount of USD 99,963 (ninety-nine thousand nine hundred and sixty-three Dollars) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 78,022.95 (seventy-eight thousand twenty-two Euro and ninety-five cents) at the exchange rate fixed at EUR 1/USD 1.2812.

- 13,793 (thirteen thousand seven hundred and ninety-three Euro) new shares.

These 13,793 (thirteen thousand seven hundred and ninety-three Euro) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 27,586 (twenty-seven thousand five hundred and eighty-six Euro) and the global share premium of an aggregate amount of EUR 440,721.45 (four hundred and forty thousand seven hundred and twenty-one Euro and forty-five cents) have been fully paid up in cash by the Shareholder so that the amount of USD 599,995.50 (five hundred and ninety-nine thousand nine hundred and ninety-five Dollars and fifty cents) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 468,307.45 (four hundred and sixty-eight thousand three hundred and seven Euro and forty-five cents) at the exchange rate fixed at EUR 1/USD 1.2812.

As a consequence of the above mentioned subscriptions, 16,091 (sixteen thousand ninety-one) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 32,182 (thirty-two thousand one hundred and eighty-two Euro) and a global share premium of an aggregate amount of EUR 514,148.39 (five hundred and forteen thousand one hundred and forty-eight Euro and thirty-nine cents) have been fully paid up in cash by the Shareholder so that the amount of USD 699,958.50 (six hundred and ninety-nine thousand nine hundred and fifty-eight Dollars and fifty cents) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 546,330.39 (five hundred and forty-six thousand three hundred and thirty Euro and thirty-nine cents) at the exchange rate fixed at EUR 1/USD 1.2812.

The justifying documents of such subscriptions have been produced to the undersigned notary, who expressly acknowledges it.

The share capital is as a consequence increased by an amount of EUR 32,182 (thirty-two thousand one hundred and eighty-two Euro) in order to raise it from its current amount of EUR 234,052,318 (two hundred and thirty-four million fifty-two thousand three hundred and eighteen Euro) to EUR 234,084,500 (two hundred and thirty-four million eighty-four thousand five hundred Euro) by the issuance of 16,091 (sixteen thousand ninety-one) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.50 (forty-three Dollars and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 31.95 (thirty-one Euro and ninety-five cents) as valuated below as share premium on each new share.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 234,084,500 (two hundred and thirty-four million eighty-four thousand five hundred Euro) and is divided into 117,042,250 (one hundred and seventeen million forty-two thousand two hundred and fifty) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 234,084,500 (two hundred and thirty-four million eighty-four thousand five hundred Euro), divided into 117,042,250 (one hundred and seventeen million forty-two thousand two hundred and fifty)) shares of EUR 2 (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 329,116,727 (three hundred and twenty-nine million one hundred and sixteen thousand seven hundred and twenty-seven Euro) have been paid up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two), represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of two Euro (EUR 2) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17th, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of two Euro (EUR 2) each, without reserving to the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part

from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as it in its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and, in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges, in any form whatsoever, which shall be borne by the Company as a result of the present deed, are estimated at approximately twelve thousand Euro.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le huit août.

Par-devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A. (la «Société»), ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg, sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C, numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 234.052.318 (deux cent trente-quatre millions cinquante-deux mille trois cent dix-huit euros) et est divisé en 117.026.159 (cent dix-sept millions vingt-six mille cent cinquante-neuf) actions d'une valeur nominale de EUR 2 (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu les souscriptions suivantes de l'Actionnaire:

- 2.298 (deux mille deux cent quatre-vingt-dix-huit) nouvelles actions.

Ces 2.298 (deux mille deux cent quatre-vingt-dix-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 4.596 (quatre mille cinq cent quatre-vingt-seize euros) et la prime d'émission globale d'une somme totale de EUR 73.426,95 (soixante-treize mille quatre cent vingt-six euros et quatre-vingt-quinze centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 99.963 (quatre-vingt-dix-neuf mille neuf cent soixante-trois dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 78.022,95 (soixante-dix-huit mille vingt-deux euros et quatre-vingt-quinze centimes) au taux de change fixé à EUR 1/USD 1,2812.

- 13.793 (treize mille sept cent quatre-vingt-treize) nouvelles actions.

Ces 13.793 (treize mille sept cent quatre-vingt-treize) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 27.586 (vingt-sept mille cinq cent quatre-vingt-six euros) et la prime d'émission globale d'une somme totale de EUR 440.721,45 (quatre cent quarante mille sept cent vingt et un euro et quarante-cinq centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 599.995,50 (cinq cent quatre-vingt-dix-neuf mille neuf cent quatre-vingt-quinze dollars et cinquante centimes) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 468.307,45 (quatre cent soixante-huit mille trois cent sept euros et quarante-cinq centimes) au taux de change fixé à EUR 1/USD 1,2812.

En conséquence des suscriptions mentionnées ci-dessus, 16.091 (seize mille quatre-vingt-onze) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 32.182 (trente-deux mille cent quatre-vingt-deux euros) et une prime d'émission globale d'une somme totale de EUR 514.148,39 (cinq cent quatorze mille cent quarante-huit euros et trente-neuf centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 699.958,50 (six cent quatre-vingt-dix-neuf mille neuf cent cinquante-huit dollars et cinquante centimes) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 546.330,39 (cinq cent quarante-six mille trois cent trente euros et trente-neuf centimes) au taux de change fixé à EUR 1/USD 1,2812.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

Le capital social est par conséquent augmenté d'une somme de EUR 32.182 (trente-deux mille cent quatre-vingt-deux euros) dans le but de le porter de sa somme actuelle de EUR 234.052.318 (deux cent trente-quatre millions cinquante-deux mille trois cent dix-huit euros) à EUR 234.084.500 (deux cent trente-quatre millions quatre-vingt-quatre mille cinq cents euros) par l'émission de 16.091 (seize mille quatre-vingt-onze) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,50 (quarante-trois dollars et cinquante centimes) dont EUR 2 (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 31,95 (trente et un euros et quatre-vingt-quinze centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 234.084.500 (deux cent trente-quatre millions quatre-vingt-quatre mille cinq cents euros) et est divisé en 117.042.250 (cent dix-sept millions quarante-deux mille deux cent cinquant) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 234.084.500 (deux cent trente-quatre millions quatre-vingt-quatre mille cinq cents euros), divisé en 117.042.250 (cent dix-sept millions quarante-deux mille deux cent cinquante) actions de EUR 2 (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 329.116.727 (trois cent vingt-neuf millions cent seize mille sept cent vingt-sept euros) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de deux euros (EUR 2) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de deux euros (EUR 2) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française et, en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ douze mille euros.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 11 août 2006, vol. 154S, fol. 98, case 2. – Reçu 5.463,30 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 août 2006. J. Elvinger.

(100495.3/211/236) Déposé au registre de commerce et des sociétés de Luxembourg, le 20 septembre 2006.

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

Les statuts coordonnés suivant l'acte n° 43778 ont été déposés au registre de commerce et des sociétés de Luxembourg, le 20 septembre 2006.

J. Elvinger.

(100497.3/211/9) Déposé au registre de commerce et des sociétés de Luxembourg, le 20 septembre 2006.

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

The coordinated by-laws following instrument no. 43778 were filed with the Registry of Commerce and Companies of Luxembourg on September 20, 2006.

J. Elvinger

(100497.3/211/9) Filed with the Registry of Commerce and Companies of Luxembourg on September 20, 2006.

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

In the year two thousand six, on the seventh day of August.

Before Maître Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A. (the «Company»), having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies, under number B 105.615, incorporated by deed of Me Paul Frieders, notary, on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C, number 440, page 21116 dated 12th May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 234,045,422 (two hundred and thirty-four million forty-five thousand four hundred and twenty-two Euro) and is divided into 117,022,711 (one hundred and seventeen million twenty-two thousand seven hundred and eleven) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the unissued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two), represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17th May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25th May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The company has received the subscription of 3,448 (three thousand four hundred and forty-eight) new shares on 2 August 2006. The share capital is as a consequence increased by an amount of EUR 6,896 (six thousand eight hundred and ninety-six Euro) in order to raise it from its current amount of EUR 234,045,422 (two hundred and thirty-four million forty-five thousand four hundred and twenty-two Euro) to EUR 234,052,318 (two hundred and thirty-four million fifty-two thousand three hundred and eighteen Euro) by the issuance of 3,448 (three thousand four hundred and forty-eight) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.50 (forty-three Dollars and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 32.08 (thirty-two Euro and eight cents) as valuated below as share premium on each new share.

These 3,448 (three thousand four hundred and forty-eight) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 6,896 (six thousand eight hundred and ninety-six Euro) and the global share premium of an aggregate amount of EUR 110,621.82 (one hundred and ten thousand six hundred and twenty-one Euro and eighty-two cents) have been fully paid up in cash by the Shareholder so that the amount of USD 149,988 (one hundred and forty-nine thousand nine hundred and eighty-eight Dollars) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 117,517.82 (one hundred and seventeen thousand five hundred and seventeen Euro and eighty-two cents) at the exchange rate fixed at EUR 1/USD 1.2763.

The justifying documents of such subscription have been produced to the undersigned notary, who expressly acknowledges it.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 234,052,318 (two hundred and thirty-four million fifty-two thousand three hundred and eighteen Euro) and is divided into 117,026,159 (one hundred and seventeen million twenty-six thousand one hundred and fifty-nine) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 234,052,318 (two hundred and thirty-four million fifty-two thousand three hundred and eighteen Euro), divided into 117,026,159 (one hundred and seventeen million twenty-six thousand one hundred and fifty-nine) shares of EUR 2 (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 328,602,579 (three hundred and twenty-eight million six hundred and two thousand five hundred and seventy-nine Euro) have been paid up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two), represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of two Euro (EUR 2) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time, as it is in its discretion may determine, and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17th, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of two Euro (EUR 2) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions, as it in its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised

to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and, in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges, in any form whatsoever, which shall be borne by the Company as a result of the present deed, are estimated at approximately six thousand Euro.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le sept août.

Par-devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A. (la «Société»), ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg, sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C, numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 234.045.422 (deux cent trente-quatre millions quarante-cinq mille quatre cent vingt-deux euros) et est divisé en 117.022.711 (cent dix-sept millions vingt-deux mille sept cent onze) actions d'une valeur nominale de EUR 2 (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu la souscription de 3.448 (trois mille quatre cent quarante-huit) nouvelles actions le 2 août 2006. Le capital social est par conséquent augmenté d'une somme de EUR 6.896 (six mille huit cent quatre-vingt-seize euros) dans le but de le porter de sa somme actuelle de EUR 234.045.422 (deux cent trente-quatre millions quarante-cinq mille quatre cent vingt-deux euros) à EUR 234.052.318 (deux cent trente-quatre millions cinquante-deux mille trois cent dix-huit euros) par l'émission de 3.448 (trois mille quatre cent quarante-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,50 (quarante-trois dollars et cinquante centimes) dont EUR 2 (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 32,08 (trente-deux euros et huit centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

Ces 3.448 (trois mille quatre cent quarante-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 6.896 (six mille huit cent quatre-vingt-seize euros) et la prime d'émission globale d'une somme totale de EUR 110.621,82 (cent dix mille six cent vingt et un euro et quatre-vingt-deux centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 149.988 (cent quarante-neuf mille neuf cent quatre-vingt-huit dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 117.517,82 (cent dix-sept mille cinq cent dix-sept euros et quatre-vingt-deux centimes) au taux de change fixé à EUR 1/ USD 1,2763.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 234.052.318 (deux cent trente-quatre millions cinquante-deux mille trois cent dix-huit euros) et est divisé en 117.026.159 (cent dix-sept millions vingt-six mille cent cinquante-neuf) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 234.052.318 (deux cent trente-quatre millions cinquante-deux mille trois cent dix-huit euros), divisé en 117.026.159 (cent dix-sept millions vingt-six mille cent cinquante-neuf) actions de EUR 2 (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 328.602.579 (trois cent vingt-huit millions six cent deux mille cinq cent soixante-dix-neuf euros) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de deux euros (EUR 2) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de deux euros (EUR 2) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française et, en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ six mille euros.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 9 août 2006, vol. 29CS, fol. 36, case 6. – Reçu 1.175,18 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 août 2006. J. Elvinger.

(100490.3/211/201) Déposé au registre de commerce et des sociétés de Luxembourg, le 20 septembre 2006.

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

Les statuts coordonnés suivant l'acte n° 43742 ont été déposés au registre de commerce et des sociétés de Luxembourg, le 20 septembre 2006.

J. Elvinger.

(100493.3/211/9) Déposé au registre de commerce et des sociétés de Luxembourg, le 20 septembre 2006.

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

The coordinated by-laws following instrument no. 43742 were filed with the Registry of Commerce and Companies of Luxembourg on September 20, 2006.

J. Elvinger

(100493.3/211/9) Filed with the Registry of Commerce and Companies of Luxembourg on September 20, 2006.

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

In the year two thousand six, on the seventh day of August.

Before Maître Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A. (the «Company»), having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies, under number B 105.615, incorporated by deed of Me Paul Frieders, notary, on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C, number 440, page 21116 dated 12th May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 234,040,826 (two hundred and thirty-four million forty thousand eight hundred and twenty-six Euro) and is divided into 117,020,413 (one hundred and seventeen million twenty thousand four hundred and thirteen) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the unissued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two), represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium.

The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17th May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25th May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The company has received the subscription of 2,298 (two thousand two hundred and ninety-eight) new shares on 2nd August 2006. The share capital is as a consequence increased by an amount of EUR 4,596 (four thousand five hundred and ninety-six Euro) in order to raise it from its current amount of EUR 234,040,826 (two hundred and thirty-four million forty thousand eight hundred and twenty-six Euro) to EUR 234,045,422 (two hun-

dred and thirty-four million forty-five thousand four hundred and twenty-two Euro) by the issuance of 2,298 (two thousand two hundred and ninety-eight) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.50 (forty-three Dollars and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 32.08 (thirty-two Euro and eight cents) as valuated below as share premium on each new share.

These 2,298 (two thousand two hundred and ninety-eight) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 4,596 (four thousand five hundred and ninety-six Euro) and the global share premium of an aggregate amount of EUR 73,726.49 (seventy-three thousand seven hundred and twenty-six Euro and forty-nine cents) have been fully paid up in cash by the Shareholder so that the amount of USD 99,963 (ninety-nine thousand nine hundred and sixty-three Dollars) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 78,322.49 (seventy-eight thousand three hundred and twenty-two Euro and forty-nine cents) at the exchange rate fixed at EUR 1/USD 1.2763.

The justifying documents of such subscription have been produced to the undersigned notary, who expressly acknowledges it.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 234,045,422 (two hundred and thirty-four million forty-five thousand four hundred and twenty-two Euro) and is divided into 117,022,711 (one hundred and seventeen million twenty-two thousand seven hundred and eleven) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 234,045,422 (two hundred and thirty-four million forty-five thousand four hundred and twenty-two Euro), divided into 117,022,711 (one hundred and seventeen million twenty-two thousand seven hundred and eleven) shares of EUR 2 (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 328,491,957 (three hundred and twenty-eight million four hundred and ninety-one thousand nine hundred and fifty-seven Euro) have been paid up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two), represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of two Euro (EUR 2) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17th, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of two Euro (EUR 2) each, without reserving to the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as it in its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and, in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges, in any form whatsoever, which shall be borne by the Company as a result of the present deed, are estimated at approximately six thousand Euro.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le sept août.

Par-devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A. (la «Société»), ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg, sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C, numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 234.040.826 (deux cent trente-quatre millions quarante mille huit cent vingt-six euros) et est divisé en 117.020.413 (cent dix-sept millions vingt mille quatre cent treize) actions d'une valeur nominale de EUR 2 (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu la souscription de 2.298 (deux mille deux cent quatre-vingt-dix-huit) nouvelles actions le 2 août 2006. Le capital social est par conséquent augmenté d'une somme de EUR 4.596 (quatre mille cinq cent quatre-vingt-seize euros) dans le but de le porter de sa somme actuelle de EUR 234.040.826 (deux cent trente-quatre millions quarante mille huit cent vingt-six euros) à EUR 234.045.422 (deux cent trente-quatre millions quarante-cinq mille quatre cent vingt-deux euros) par l'émission de 2.298 (deux mille deux cent quatre-vingt-dix-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,50 (quarante-trois dollars et cinquante centimes) dont EUR 2 (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 32,08 (trente-deux euros et huit centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

Ces 2.298 (deux mille deux cent quatre-vingt-dix-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 4.596 (quatre mille cinq cent quatre-vingt-seize euros) et la prime d'émission globale d'une somme totale de EUR 73.726,49 (soixante-treize mille sept cent vingt-six euros et quarante-neuf centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 99.963 (quatre-vingt-dix-neuf mille neuf cent soixante-trois dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 78.322,49 (soixante-dix-huit mille trois cent vingt-deux euros et quarante-neuf centimes) au taux de change fixé à EUR 1/USD 1,2763.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 234.045.422 (deux cent trente-quatre millions quarante-cinq mille quatre cent vingt-deux euros) et est divisé en 117.022.711 (cent dix-sept millions vingt-deux mille sept cent onze) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit:

«Le capital social est fixé à EUR 234.045.422 (deux cent trente-quatre millions quarante-cinq mille quatre cent vingt-deux euros), divisé en 117.022.711 (cent dix-sept millions vingt-deux mille sept cent onze) actions de EUR 2 (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 328.491.957 (trois cent vingt-huit millions quatre cent quatre-vingt-onze mille neuf cent cinquante-sept euros) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de deux euros (EUR 2) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription.

Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de deux euros (EUR 2) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées.

Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française et, en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ six mille euros.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, ladite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 9 août 2006, vol. 29CS, fol. 36, case 5. – Reçu 783,22 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 août 2006. J. Elvinger.

(100489.3/211/201) Déposé au registre de commerce et des sociétés de Luxembourg, le 20 septembre 2006.

MEMORIAL

Journal Officiel
du Grand-Duché de
Luxembourg



MEMORIAL

Amtsblatt
des Großherzogtums
Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 2059 **3 novembre 2006**

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.
R. C. Luxembourg B 105.615.

—

In the year two thousand six, on the seventh day of August.

Before Maître Joseph Elvinger, notary, residing in Luxembourg (Grand Duchy of Luxembourg).

There appeared:

Judit Stern, lawyer, residing professionally at 4, place de Paris, L-1011 Luxembourg (Grand Duchy of Luxembourg), acting as the representative of the board of directors of EVRAZ GROUP S.A.

An excerpt of the minutes of this meeting, initialled ne varietur by the appearer and the notary, will remain annexed to present deed to be filed at the same time with the registration authorities.

The appearer has required the undersigned notary to state his declaration as follows:

The company EVRAZ GROUP S.A., (the «Company») having its registered office at 1, allée Scheffer, L-2520 Luxembourg (Grand Duchy of Luxembourg), registered with the Luxembourg Register of Commerce and Companies under number B 105.615, incorporated by deed of Me Paul Frieders notary on the 31st day of December 2004, published in the Mémorial, Recueil des Sociétés et Associations C number 440, page 21116 dated 12 May 2005 (the «Mémorial»).

1. The subscribed capital of the Company is fixed at EUR 234,017,842 (two hundred and thirty-four million seventeen thousand eight hundred and forty-two Euro) and is divided into 117,008,921 (one hundred and seventeen million eight thousand nine hundred and twenty-one) shares of EUR 2 (two Euro) each.

2. Pursuant to article 5 of the articles of association of the Company, the un-issued but authorised capital of the Company is set at EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of EUR 2 (two Euro) each, to be used in order to issue further shares with or without an issue premium. The board of directors is authorised, during a period ending five years after the date of publication of the notarial deed dated 17 May 2005, to issue shares with or without an issue premium so as to bring the total capital of the Company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within the limits of the authorised capital as described here above.

3. By circular resolutions of the board of directors dated 25 May 2006, it was resolved to increase the corporate capital of the Company and issue up to 2,422,989 (two million four hundred and twenty-two thousand nine hundred and eighty-nine) new shares effective on the date of the subscription and payment and subject to receipt by the Company of the subscription and payment of such new shares to be issued to BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (the «Shareholder»). The company has received the subscription of 2,298 (two thousand two hundred and ninety-eight) new shares on 1 August 2006. The share capital is as a Consequence increased by an amount of EUR 4,596 (four thousand five hundred and ninety-six Euro) in order to raise it from its current amount of EUR 234,017,842 (two hundred and thirty-four million seventeen thousand eight hundred and forty-two Euro) to EUR 234,022,438 (two hundred and thirty-four million twenty-two thousand four hundred and thirty-eight Euro) by the issuance of 2,298 (two thousand two hundred and ninety-eight) new shares with a nominal value of EUR 2 (two Euro) each. The subscription price per each new share is of USD 43.5 (forty-three Dollar and fifty cents) whereof EUR 2 (two Euro) to be paid as par value on each new share and the remaining amount of EUR 32.09 (thirty-two Euro and nine cents) as valuated below as share premium on each new share.

These 2,298 (two thousand two hundred and ninety-eight) new shares with a nominal value of EUR 2 (two Euro) of an aggregate amount of EUR 4,596 (four thousand five hundred and ninety-six Euro) and the global share premium of an aggregate amount of EUR 73,732.63 (seventy-three thousand seven hundred and thirty-two Euro and sixty-three cents) have been fully paid up in cash by the Shareholder so that the amount of USD 99,963.00 (ninety-nine thousand nine hundred and sixty-three Dollar) is as now at the disposal of the Company, proof of which has been duly given to the notary who expressly acknowledges it. The notary acknowledges that the above-mentioned amount is valuated at EUR 78,328.63 (seventy-eight thousand three hundred and twenty-eight Euro and sixty-three cents) at the exchange rate fixed at EUR 1/ USD 1.2762. The justifying documents of such subscription have been produced to the undersigned notary, who expressly acknowledges it.

4. As a consequence of the increase of the share capital of the Company, the subscribed share capital amounts to EUR 234,022,438 (two hundred and thirty-four million twenty-two thousand four hundred and thirty-eight Euro) and is divided into 117,011,219 (one hundred and seventeen million eleven thousand two hundred and nineteen) shares.

Article 5 of the articles of association of the Company shall consequently read as follows:

«The subscribed capital of the Company is fixed at EUR 234,022,438 (two hundred and thirty-four million twenty-two thousand four hundred and thirty-eight Euro) divided into 117,011,219 (one hundred and seventeen million eleven thousand two hundred and nineteen) shares of EUR 2 (two Euro) each. In addition to the issued capital, issue premiums for a total amount of EUR 328,123,236 (three hundred and twenty-eight million one hundred and twenty-three thousand two hundred and thirty-six Euro) have been paid up.

The company shall have an authorized capital of EUR 314,408,652 (three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two) represented by 157,204,326 (one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six) shares of two Euro (EUR 2) each. The Board of Directors is hereby authorized to issue further shares with or without an. issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of two Euro (EUR 2.-) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as it in its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.»

Prevailing version

The undersigned notary, who understands and speaks English, states herewith that on request of the above appearing parties, the present deed is worded in English, followed by a French version. On request of the same appearing parties and in case of divergences between the English and the French text, the English version will prevail.

Costs

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of the present deed are estimated at approximately six thousand Euro.

Nothing else being on the agenda, and nobody rising to speak, the meeting was closed.

Whereof the present notarial deed was prepared in Luxembourg, on the day mentioned at the beginning of this document.

The document having been read to the person appearing, known to the notary by his name, first name, civil status and residence, said person appearing signed together with the notary the present deed.

Suit la traduction du texte qui précède:

L'an deux mille six, le sept août.

Par-devant Maître Joseph Elvinger, notaire, résidant à Luxembourg (Grand-Duché de Luxembourg).

A comparu:

Judit Stern, avocate, résidant professionnellement au 4, place de Paris, L-1011 Luxembourg (Grand-Duché de Luxembourg), agissant en sa qualité de mandataire spécial au nom et pour le compte du conseil d'administration de la société EVRAZ GROUP S.A.

Un extrait du procès-verbal de cette réunion restera, après avoir été paraphé ne varietur par le comparant et le notaire, annexé aux présentes pour être soumis avec elles à la formalité de l'enregistrement.

Lequel comparant a requis le notaire instrumentant de documenter ses déclarations comme suit:

La société EVRAZ GROUP S.A., (la «Société») ayant son siège social au 1, allée Scheffer, L-2520 Luxembourg (Grand-Duché de Luxembourg), immatriculée au Registre de Commerce et des Sociétés de Luxembourg sous le numéro B 105.615, constituée suivant acte reçu par le notaire Me Paul Frieders en date du 31 décembre 2004, dont les statuts ont été publiés au Mémorial, Recueil des Sociétés et Associations C numéro 440, page 2116 en date du 12 mai 2005 (le «Mémorial»).

1. Le capital social de la Société est actuellement fixé à EUR 234.017.842 (deux cent trente-quatre millions dix-sept mille huit cent quarante-deux euros) et est divisé en 117.008.921 (cent dix-sept millions huit mille neuf cent vingt et un) actions d'une valeur nominale de EUR 2 (deux euros) chacune.

2. Conformément à l'article 5 des statuts de la Société, le capital non émis mais autorisé est fixé à EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros), représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de EUR 2 (deux euros) chacune, à utiliser pour l'émission d'actions supplémentaires avec ou sans prime d'émission.

Le conseil d'administration est autorisé, pour une période expirant à la date du cinquième anniversaire de la publication de l'acte notarié du 17 mai 2005, à émettre des actions supplémentaires avec ou sans prime d'émission pour porter le capital total de la Société au capital social autorisé total, en tout ou partie, de temps à autre, tel que pouvant être déterminé à sa discrétion et à accepter des souscriptions pour de telles actions dans les limites du capital autorisé tel que décrit ci-avant.

3. Par des résolutions circulaires du conseil d'administration en date du 25 mai 2006, il a été décidé d'augmenter le capital social de la Société et d'émettre jusqu'à 2.422.989 (deux millions quatre cent vingt-deux mille neuf cent quatre-vingt-neuf) nouvelles actions prenant effet à la date de souscription et de paiement et soumis à la réception par la Société de la souscription et du paiement de telles actions nouvelles à être émises pour BNY NOMINEES LIMITED, One Canada Square, London E14 5AL (l'«Actionnaire»). La Société a reçu la souscription de 2.298 (deux mille deux cent quatre-vingt-dix-huit) nouvelles actions le 1er août 2006. Le capital social est par conséquent augmenté d'une somme de EUR 4.596 (quatre mille cinq cent quatre-vingt-seize euros) dans le but de le porter de sa somme actuelle de EUR 234.017.842 (deux cent trente-quatre millions dix-sept mille huit cent quarante-deux euros) à EUR 234.022.438 (deux cent trente-quatre millions vingt-deux mille quatre cent trente-huit euros) par l'émission de 2.298 (deux mille deux cent quatre-vingt-dix-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) chacune. Le prix de souscription pour chaque action est de USD 43,5 (quarante-trois dollars et cinquante centimes) dont EUR 2 (deux euros) à payer comme valeur nominale de chaque nouvelle action et la somme restante de EUR 32,09 (trente-deux euros et neuf centimes) telle qu'évaluée ci-dessous comme prime d'émission de chaque nouvelle action.

Ces 2.298 (deux mille deux cent quatre-vingt-dix-huit) nouvelles actions d'une valeur nominale de EUR 2 (deux euros) d'une somme totale de EUR 4.596 (quatre mille cinq cent quatre-vingt-seize euros) et la prime d'émission globale d'une somme totale de EUR 73.732,63 (soixante-treize mille sept cent trente-deux euros et soixante-trois centimes) ont été entièrement payées en espèce par l'Actionnaire, de sorte que le montant de USD 99.963 (quatre-vingt-dix-neuf mille neuf cent soixante-trois dollars) se trouve maintenant à disposition de la Société, dont preuve a été dûment faite au notaire, lequel le reconnaît expressément. Le notaire reconnaît que la somme mentionnée ci-dessus est évaluée à EUR 78.328,63 (soixante-dix-huit mille trois cent vingt-huit euros et soixante-trois centimes) au taux de change fixé à EUR 1/USD 1,2762.

Les documents justifiant cette souscription ont été produits au notaire instrumentant, lequel le reconnaît expressément.

4. Suite à l'augmentation du capital social de la Société, le capital social souscrit s'élève à EUR 234.022.438 (deux cent trente-quatre millions vingt-deux mille quatre cent trente-huit euros) et est divisé en 117.011.219 (cent dix-sept millions onze mille deux cent dix-neuf) actions.

L'Article 5 des statuts de la Société se lira par conséquent comme suit: «Le capital social est fixé à EUR 234.022.438 (deux cent trente-quatre millions vingt-deux mille quatre cent trente-huit euros) divisé en 117.011.219 (cent dix-sept millions onze mille deux cent dix-neuf) actions de EUR 2 (deux euros) chacune. Outre le capital émis, des primes d'émissions d'une somme totale de EUR 328.123.236 (trois cent vingt-huit millions cent vingt-trois mille deux cent trente-six Euro) ont été payées.

La société a un capital autorisé de EUR 314.408.652 (trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros) représenté par 157.204.326 (cent cinquante-sept millions deux cent quatre mille trois cent vingt-six) actions de deux euros (EUR 2) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital total de la société au capital social autorisé total en tout ou en partie de temps à autre tel que pouvant être déterminé à sa discrétion et à accepter les souscriptions pour de telles actions dans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005. La période ou l'étendue de ce pouvoir pourront être étendues par résolution des actionnaires en assemblée générale de temps à autre, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelle de temps à autre.

Le Conseil d'Administration est autorisé à émettre de telles actions suivant et pendant la période à laquelle il est fait référence au paragraphe 3 de cet article sans que les actionnaires n'aient de droits préférentiels de souscription. Dans les limites mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de deux euros (EUR 2) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par

les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées. Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil devra prendre les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.»

Version faisant foi

Le notaire soussigné, qui a personnellement la connaissance de la langue anglaise, déclare que les comparants l'ont requis de documenter le présent acte en langue anglaise, suivi d'une version française, et en cas de divergence entre le texte anglais et le texte français, le texte anglais fera foi.

Coûts

Le montant des frais, dépenses, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société en raison des présentes, est évalué à environ six mille euros.

Plus rien n'étant à l'ordre du jour, et personne ne prenant la parole, la séance est clôturée.

Sur quoi le présent acte a été fait à Luxembourg, date qu'en tête du présent acte.

Après que lecture de l'acte a été faite à la personne comparante et dont le notaire connaît le nom, prénom, état civil et résidence, la-dite personne comparante a signé le présent acte ensemble avec le notaire.

Signé: J. Stern, J. Elvinger.

Enregistré à Luxembourg, le 9 août 2006, vol. 29CS, fol. 36, case 2. – Reçu 783,29 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 23 août 2006. J. Elvinger.

(100485.3/211/198) Déposé au registre de commerce et des sociétés de Luxembourg, le 20 septembre 2006.

Regulatory Announcement

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Annual Information Update
Released	11:26 02-Aug-06
Number	1202H

RNS Number:1202H
Evraz Group S.A.
02 August 2006

Annual Information Update

August 2, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces that in accordance with Prospectus Rule 5.2, all information which has been made available to the public by the Company over the previous 12 months ended 14 July 2006 is outlined below.

1. UK regulatory announcements made via RNS a Regulatory Information Service:

14/07/06 Evraz Group S.A. PDMR Notification
14/07/06 Evraz Group S.A. Acquisition
14/07/06 Evraz Group S.A. Annual Report and Accounts
07/07/06 Evraz Group S.A. Trading Statement
29/06/06 Evraz Group S.A. Notice of EGM
27/06/06 Evraz Group S.A. Election of Chairman and CEO
21/06/06 Evraz Group S.A. Director/PDMR Shareholding
20/06/06 Evraz Group S.A. Result of AGM
19/06/06 Evraz Group S.A. Statement re Sale of Interest
13/06/06 Evraz Group S.A. Director/PDMR Shareholding
31/05/06 Evraz Group S.A. Statement re. Press Comment
23/05/06 Evraz Group S.A. Dividend Declaration
18/05/06 Evraz Group S.A. Evraz Expands Interests
10/05/06 Evraz Group S.A. 1st Quarter RAS Results
08/05/06 Evraz Group S.A. 2005 Results Q&As
27/04/06 Evraz Group S.A. Final Results
24/04/06 Evraz Group S.A. Notice of 2005 Results
13/04/06 Evraz Group S.A. Trading Statement
10/04/06 Evraz Group S.A. Acquisition
21/03/06 Evraz Group S.A. Statement re. Press Comment
2702/06 Evraz Group S.A. Notice of Results
21/02/06 Evraz Group S.A. Blocklisting Interim Review
30/01/06 Evraz Group S.A. Transfer of Shares
20/01/06 Evraz Group S.A. Result of Meeting
17/01/06 Evraz Group S.A. 2005 Trading update
29/12/05 Evraz Group S.A. EGM Statement
09/12/05 Evraz Group S.A. Shareholders' general meeting
09/12/05 Evraz Group S.A. Acquisition
29/11/05 Evraz Group S.A. Analyst Presentation
25/11/05 Evraz Group S.A. Annual Information Update
25/11/05 Evraz Group S.A. Interim Dividend
25/11/05 Evraz Group S.A. Changes in Top Management
18/11/05 Evraz Group S.A. 9 months 2005 RAS results
16/11/05 Evraz Group S.A. Slab Caster Commissioned
15/11/05 Evraz Group S.A. Completion of Acquisition
14/11/05 Evraz Group S.A. Doc re. Prospectus
04/11/05 Evraz Group S.A. Terms of Eurobond Issue
01/11/05 Evraz Group S.A. Annual Report and Accounts
19/10/05 Evraz Group S.A. Plans to issue Eurobonds
13/10/05 Evraz Group S.A. Krivorozhstal Privatisation
13/10/05 Evraz Group S.A. Interim Results
07/10/05 Evraz Group S.A. Operational Results
27/09/05 Evraz Group S.A. NTMK to pay interim dividend
21/09/05 Evraz Group S.A. Joint Venture Agreement

20/09/05 Evraz Group S.A. Conversion of shares
14/09/05 Evraz Group S.A. Notice of Results
25/08/05 Evraz Group S.A. Statement re Nikopol
12/08/05 Evraz Group S.A. Acquisition
03/08/05 Evraz Group S.A. Interim RAS Results - Replace

Copies of all documents listed above are available on the Company's website
www.evraz.com

2. Documents filed with Company Secretary:

03/05/2006 LSO-BQ00435 Directors
20/04/2006 LSO-BP04124 Balance sheet
10/01/2006 LSO-BM02784 Directors
05/07/2005 LSO-BG01694 Directors

The above listed documents are available at:
Allee Scheffer, L-2520, Luxembourg
R.C.S. Luxembourg B 105615.

It is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time thereafter, become out of date.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

Exhibit B2

Regulatory Announcement



Company	Evraz Group S.A.
TIDM	EVR
Headline	Re sale of interest
Released	07:00 10-Aug-06
Number	4860H

RNS Number:4860H
Evraz Group S.A.
09 August 2006

Further statement re sale of significant interest in the Company

August 9, 2006 - Evraz Group S.A. (LSE: EVR) makes reference to its recent announcement dated June 19, 2006 regarding the sale of a substantial indirect interest in Evraz Group S.A. by its principal beneficial owners. The Company has been informed that, having received the necessary regulatory approvals, the sale was completed and this transaction was closed on August 9, 2006.

As a result of the above and with the reference to the announcement dated July 25, 2006, the Company announces that the conditions precedent to the effectiveness of the resolutions taken at the extraordinary general meeting of the shareholders of Evraz Group S.A. held on July 24, 2006 have been satisfied on August 9, 2006 and all such resolutions are in full force and effect as from such date so that the articles of incorporation are amended and the Board of Directors of Evraz Group S.A. is recomposed as set forth in such resolutions with effect from August 9, 2006.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Exhibit B3

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Company	Evraz Group S.A.
TIDM	EVR
Headline	2nd Quarter 2006 RAS results
Released	15:34 10-Aug-06
Number	5247H

RNS Number:5247H
Evraz Group S.A.
10 August 2006

10.08.2006

Evraz Group's major operating subsidiaries report
Q2 2006 RAS Financial Results

August 10, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces that its major Russian operating subsidiaries(1) have filed financial results with the Federal Financial Markets Service of the Russian Federation (FFMS) for the three months ended June 30, 2006. The results are prepared in accordance with Russian accounting standards (RAS).

The filing of RAS accounting results for Evraz's major Russian operating subsidiaries is a Russian regulatory requirement. RAS accounting results differ materially from IFRS and are not comparable to financial statements prepared in accordance with IFRS. The RAS accounting results of Evraz's major Russian subsidiaries are not indicative of the financial condition or results of operations of these entities or of Evraz Group S.A. under IFRS. Reference should be made only to Evraz Group S.A.'s consolidated financial statements prepared in accordance with IFRS for information with respect to Evraz's financial condition and results of operations.

Evraz Group S.A. publishes consolidated financial statements prepared in accordance with IFRS for the six months ended June 30 and for the year ended December 31, in each year.

Highlights

• Higher profit at NTMK is attributable to higher prices and reduced costs
NTMK's net profit for Q2 2006 increased by 60 % compared with Q1 2006 due to higher prices for steel products. Despite a decrease in iron ore and coking coal costs, net profit decreased slightly year-on-year due to the decline in vanadium slag prices in Q2 2006.

• ZapSib performance improved due to higher volumes, prices increases and strong cost management
Recovering steel prices was the main factor for better performance in Q2 2006 vs. Q1 2006. Profit year-on-year at ZapSib also benefited from an increase in production volumes and stronger cost control.

• KGOK and VGOK net profit year-on-year decrease principally due to the decline in iron ore prices
The profit year-on-year was impacted by lower domestic iron ore prices. In Q2 2006 average iron ore prices decreased by c.30 % compared with Q2 2005. Iron ore prices were stable Q2 2006 vs. Q1 2006.

----

(1) The major subsidiary companies include: OAO Nizhny Tagil Iron and Steel Plant (NTMK); OAO West Siberian Iron and Steel Plant (Zapsib); OAO Kachkanarsky Mining and Processing Integrated Works (KGOK); OAO Vysokogorsky Mining and Processing Integrated Works (VGOK)

Q2 2006 RAS Financial Results for Major Subsidiaries

(All amounts are in millions of roubles, unless specified otherwise)

OAO Nizhny Tagil Iron and Steel Plant (NTMK)

	Q2 2006	Q2 2005	Q2 2006/ Q2 2005 change,%	Q1 2006	Q2 2006/ Q1 2006 change,%
Revenue	18,723	20,652	(9%)	14,821	26%
Gross profit	7,306	6,775	8%	4,636	58%
Operating profit	6,514	5,976	9%	3,920	66%
Net profit	4,377	4,914	(11%)	2,733	60%

OAO West Siberian Iron and Steel Plant (ZapSib)

	Q2 2006	Q2 2005	Q2 2006/ Q2 2005 change,%	Q1 2006	Q2 2006/ Q1 2006 change,%
Revenue	18,310	14,733	24%	14,085	30%
Gross profit	5,907	3,176	86%	2,703	119%
Operating profit	5,162	2,340	120%	1,941	166%
Net profit	3,434	1,243	176%	1,371	151%

OAO Kachkanarsky Mining and Processing Integrated Works (KGOK)

	Q2 2006	Q2 2005	Q2 2006/ Q2 2005 change,%	Q1 2006	Q2 2006/ Q1 2006 change,%
Revenue	3,759	4,916	(24%)	2,908	29%
Gross profit	2,115	3,533	(40%)	1,409	50%
Operating profit	1,937	3,379	(43%)	1,257	54%
Net profit	1,106	2,371	(53%)	1,051	5%

OAO Vysokogorsky Mining and Processing Integrated Works (VGOK)

	Q2 2006	Q2 2005	Q2 2006/ Q2 2005 change,%	Q1 2006	Q2 2006/ Q1 2006 change,%
Revenue	1,243	1,580	(21%)	933	33%
Gross profit	429	652	(34%)	175	145%
Operating profit	349	546	(36%)	99	252%
Net profit	224	395	(43%)	(59)	n/a

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

END

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Notice of Results
Released	15:47 11-Aug-06
Number	5827H

RNS Number:5827H
Evraz Group S.A.
11 August 2006

11.08.2006

Notice of results

August 11, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces that it will release financial results for the six months ended 30 June 2006 on Thursday, 12 October 2006.

###

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Holding(s) in the Company
Released	07:13 14-Aug-06
Number	6037H

RNS Number:6037H
Evraz Group S.A.
14 August 2006

14.08.2006

Holding(s) in the Company

August 14, 2006 - Evraz Group S.A. (LSE: EVR), (the "Company") received notifications on 11 August 2006 from Crosland Global Limited, Crosland Limited and Lanebrook Limited of the following changes to persons interested in its shares under the Luxembourg law of December 1992 concernant les informations a publier lors de l'acquisition et la cession d'une participation importante dans une societe cotee en bourse:

On 3 August 2006 Crosland Global Limited (and through it and as to 86.97% of the same, its 86.97% shareholder Crosland Limited) disposed of its 82.67% direct holding in the shares of the Company, being 96,647,647 shares of ?2 ("Ordinary Shares"), to Lanebrook Limited. As part of the same transaction, Crosland Global Limited (and through it and as to 86.97% of the same, its 86.97% shareholder Crosland Limited) acquired an indirect interest in 82.67% of the Ordinary Shares of the Company through the holding by Crosland Global Limited of 100% of the shares of Lanebrook Limited.

On 9 August 2006 Crosland Global Limited (and through it and as to 86.97% of the same, its 86.97% shareholder Crosland Limited) disposed of 41.3% of its indirect holding in the Ordinary Shares of the Company, through the sale of 50% of its interest in Lanebrook Limited to Greenleas International Holdings Limited, which thereby acquired a 41.3% indirect interest in the Ordinary Shares of the Company.

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	14:10 14-Aug-06
Number	6301H

RNS Number:6301H
Evraz Group S.A.
14 August 2006

EVRAZ GROUP S.A.

14 AUGUST 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer

EVRAZ GROUP S.A.

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)
The notification relates to (i)

3. Name of person discharging managerial responsibilities/director

Mr. ANTONINO CRAPAROTTA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GDRs

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

DISPOSAL OF 41,379 GDRs

9. Number of shares, debentures or financial instruments relating to shares

acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

41,379 GDRs

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0118%

13. Price per share or value of transaction

USD23.6763 PER GDR

14. Date and place of transaction

AUGUST 9, 2006, OTC

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Nil

16. Date issuer informed of transaction
AUGUST 14, 2006

Name of contact and telephone number for queries

IRINA KIBINA

+7 (495) 2321370

Date of notification

AUGUST 14, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Vitkovice Steel, a.s.
Released	16:37 21-Aug-06
Number	9218H

RNS Number:9218H
Evraz Group S.A.
21 August 2006

Vitkovice Steel

August 21, 2006 - Evraz Group S.A. (LSE: EVR) today announced the completion of the acquisition of outstanding 1.04% of the shares in Vitkovice Steel, a.s., the largest platemaker in the Czech Republic, for approximately EUR 2.6 million.

Along with the acquisition of 98.96% of Vitkovice Steel, a.s. by Evraz announced in November 2005, Evraz's interest in Vitkovice Steel, a.s. now totals 100% of its share capital.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Exhibit B8

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Company	Evraz Group S.A.
TIDM	EVR
Headline	73% stake in Stratcor
Released	07:00 24-Aug-06
Number	0520I

RNS Number:0520I
Evraz Group S.A.
24 August 2006

Evraz completes acquisition of 73% stake
in Strategic Minerals Corporation

August 24, 2006 - Following the receipt of the necessary approvals by the Commission of the European Communities and the South African anti-monopoly authorities, Evraz Group S.A. (LSE: EVR) announces the completion of the acquisition of approximately 73 percent of Strategic Minerals Corporation, for about US$110 million.

Strategic Minerals Corporation, headquartered in Danbury, Connecticut, USA, is one of the world's leading producers of vanadium alloys and chemicals for the steel, chemical, and titanium industries.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	07:00 25-Aug-06
Number	1082I

RNS Number:1082I
Evraz Group S.A.
25 August 2006

EVRAZ GROUP S.A.

25 AUGUST 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer

EVRAZ GROUP S.A.

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)

The notification relates to (i)

3. Name of person discharging managerial responsibilities/director

Ms Irina KOLESNIKOVA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is (a) in respect of a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest

(a)

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GDRs REPRESENTING SHARES IN EVRAZ GROUP S.A.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

THE BANK OF NEW YORK, AS DEPOSITARY

8 State the nature of the transaction

EXERCISE OF 10,344 OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

10,344 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0029%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

USD 14.50 per GDR

14. Date and place of transaction

GDRs were registered on August 18, 2006, NY

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,344 GDRs, or 0.0029%

16. Date issuer informed of transaction

AUGUST 24, 2006

Name of contact and telephone number for queries

IRINA KIBINA

+7 (495) 2321370

Date of notification

AUGUST 25, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Exhibit B10

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	07:04 25-Aug-06
Number	10831

RNS Number:1083I
Evraz Group S.A.
25 August 2006

EVRAZ GROUP S.A.

25 AUGUST 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer

EVRAZ GROUP S.A.

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)

The notification relates to (i)

3. Name of person discharging managerial responsibilities/director

Mr. Sergey I. KALASHNIKOV

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is (a) in respect of a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest

(a)

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GDRs representing shares in EVRAZ GROUP S.A.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

THE BANK OF NEW YORK, AS DEPOSITARY

8 State the nature of the transaction

EXERCISE OF 9,876 OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

9,876 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0028%

11. Number of shares, debentures or financial instruments relating to shares disposed

6,300 GDRs

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0018%

13. Price per share or value of transaction

Purchase - USD 14.50 per GDR

6,300 GDRs disposed at USD 22.80 per GDR

14. Date and place of transaction

THE PDMR WAS NOTIFIED OF THE TRANSACTION ON AUGUST 22, 2006. THE TRANSACTION OCCURRED OTC ON AUGUST 4, 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,576 GDRs

16. Date issuer informed of transaction

AUGUST 24, 2006

IRINA KIBINA
+7 (495) 2321370

Date of notification

AUGUST 25, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	07:23 25-Aug-06
Number	1085I

RNS Number:1085I
Evraz Group S.A.
25 August 2006

EVRAZ GROUP S.A.

25 AUGUST 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer

EVRAZ GROUP S.A.

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)

The notification relates to (i)

3. Name of person discharging managerial responsibilities/director

(a) Mr. Alexey V. KUSHNAREV

(b) Mr. Igor V.GAPONOV

(c) Mr. Roman V. EVDOKIMOV

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is (a) in respect of a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest

(a)

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GDRs REPRESENTING SHARES IN EVRAZ GROUP S.A.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

THE BANK OF NEW YORK, AS DEPOSITARY

8 State the nature of the transaction

EXERCISE OF OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

(a) 41,379 GDRs

(b) 20,688 GDRs

(c) 10,344 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

(a) 0.0118%

(b) 0.0059%

(c) 0.0029%

11. Number of shares, debentures or financial instruments relating to shares disposed

(a) 41,379 GDRs

(b) 20,688 GDRs

(c) 10,344 GDRs

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

(a) 0.0118%

(b) 0.0059%

(c) 0.0029%

13. Price per share or value of transaction

Purchase - USD 14.50 per GDR

Disposal - USD 23.433 per GDR

14. Date and place of transaction

THE PDMRs WERE NOTIFIED OF THE TRANSACTION ON AUGUST 22, 2006. THE TRANSACTION OCCURRED OTC ON JULY 31, 2006.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Nil

16. Date issuer informed of transaction

AUGUST 24, 2006

IRINA KIBINA
+7 (495) 2321370

Date of notification

AUGUST 25, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	09:49 25-Aug-06
Number	1127I

RNS Number:1127I
Evraz Group S.A.
25 August 2006

EVRAZ GROUP S.A.
25 AUGUST 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer
EVRAZ GROUP S.A.

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)
The notification relates to (i)

3. Name of person discharging managerial responsibilities/director
Mr. Pavel V. MATVIENKO

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is (a) in respect of a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest
(a)

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
GDRs REPRESENTING SHARES IN EVRAZ GROUP S.A.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
THE BANK OF NEW YORK, AS DEPOSITARY

8 State the nature of the transaction
EXERCISE OF 10,344 OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

10,344 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0029%

11. Number of shares, debentures or financial instruments relating to shares disposed
10,344 GDRs

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
0.0029%

13. Price per share or value of transaction

Purchase - USD 14.50 per GDR
Disposal - USD 23.433 per GDR

14. Date and place of transaction
THE PDMR WAS NOTIFIED OF THE TRANSACTION ON AUGUST 22, 2006. THE TRANSACTION OCCURRED OTC ON JULY 31, 2006.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
Nil

16. Date issuer informed of transaction
AUGUST 25, 2006

IRINA KIBINA
+7 (495) 2321370
Date of notification
AUGUST 25, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	14:49 30-Aug-06
Number	2497I

RNS Number:2497I
Evraz Group S.A.
30 August 2006

EVRAZ GROUP S.A.

30 AUGUST 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer

EVRAZ GROUP S.A.

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)

The notification relates to (i)

3. Name of person discharging managerial responsibilities/director

Mr Leonid KACHUR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is (a) in respect of a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest

(a)

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GDRs REPRESENTING SHARES IN EVRAZ GROUP S.A.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

THE BANK OF NEW YORK, AS DEPOSITARY

8 State the nature of the transaction

EXERCISE OF 41,379 OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

41,379 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0118%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

USD 14.50 per GDR

14. Date and place of transaction

GDRs were registered on August 25, 2006, NY

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

41,379 GDRs plus 360,350 ordinary shares of EVRAZ GROUP S.A., or 0.3193%

16. Date issuer informed of transaction

AUGUST 30, 2006

Name of contact and telephone number for queries

IRINA KIBINA
+7 (495) 2321370

Date of notification

AUGUST 30, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	15:30 31-Aug-06
Number	3197I

RNS Number:3197I
Evraz Group S.A.
31 August 2006

EVRAZ GROUP S.A.

31 AUGUST 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer

EVRAZ GROUP S.A.

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)

The notification relates to (i)

3. Name of person discharging managerial responsibilities/director

Mr. Andrey V. SIDELNIK

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is (a) in respect of a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest

(a)

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GDRs REPRESENTING SHARES IN EVRAZ GROUP S.A.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

THE BANK OF NEW YORK, AS DEPOSITARY

8 State the nature of the transaction

EXERCISE OF 41,379 OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

41,379 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0118%

11. Number of shares, debentures or financial instruments relating to shares disposed

41,379 GDRs

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0118%

13. Price per share or value of transaction

Purchase - USD 14.50 per GDR
Disposal - USD 22.80 per GDR

14. Date and place of transaction

THE PDMR WAS NOTIFIED OF THE TRANSACTION ON AUGUST 29, 2006. THE TRANSACTION OCCURRED OTC ON AUGUST 4, 2006.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Nil

16. Date issuer informed of transaction

AUGUST 31, 2006

IRINA KIBINA
+7 (495) 2321370

Date of notification
AUGUST 31, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Exhibit B15



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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	07:00 04-Sep-06
Number	4020I

RNS Number:4020I
Evraz Group S.A.
04 September 2006

EVRAZ GROUP S.A.
4 SEPTEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer
EVRAZ GROUP S.A.

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)
The notification relates to (i)

3. Name of person discharging managerial responsibilities/director
Mr. Yury V. PAVLOV

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is (a) in respect of a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest
(a)

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
GDRs REPRESENTING SHARES IN EVRAZ GROUP S.A.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
THE BANK OF NEW YORK, AS DEPOSITARY

8 State the nature of the transaction
EXERCISE OF 16,998 OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired
16,998 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0048%

11. Number of shares, debentures or financial instruments relating to shares disposed
16,998 GDRs

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
0.0048%

13. Price per share or value of transaction
Purchase - USD 14.50 per GDR

Disposal - USD 22.20 per GDR

14. Date and place of transaction
THE PDMR WAS NOTIFIED OF THE TRANSACTION ON SEPTEMBER 1, 2006. THE TRANSACTION OCCURRED OTC ON AUGUST 16, 2006.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
Nil

16. Date issuer informed of transaction
SEPTEMBER 1, 2006

IRINA KIBINA
+7 (495) 2321370
Date of notification
SEPTEMBER 4, 2006

END

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	10:34 05-Sep-06
Number	4936I

RNS Number:4936I
Evraz Group S.A.
05 September 2006

EVRAZ GROUP S.A.
5 SEPTEMBER 2006
NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY
1. Name of the issuer
EVRAZ GROUP S.A.
2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)
The notification relates to (i)
3. Name of person discharging managerial responsibilities/director
Mr. Alexander N. LAVRIK
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A
5. Indicate whether the notification is (a) in respect of a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest
(a)
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
GDRs REPRESENTING SHARES IN EVRAZ GROUP S.A.
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
THE BANK OF NEW YORK, AS DEPOSITARY
8 State the nature of the transaction
EXERCISE OF 20,688 OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN
9. Number of shares, debentures or financial instruments relating to shares acquired
20,688 GDRs
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0059%
11. Number of shares, debentures or financial instruments relating to shares disposed
20,688 GDRs
12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
0.0059%
13. Price per share or value of transaction
Purchase - USD 14.50 per GDR
Disposal - USD 22.37 per GDR
14. Date and place of transaction
THE PDMR WAS NOTIFIED OF THE TRANSACTION ON SEPTEMBER 1, 2006. THE TRANSACTION OCCURRED OTC ON AUGUST 9, 2006.
15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
Nil
16. Date issuer informed of transaction
SEPTEMBER 4, 2006

IRINA KIBINA
+7 (495) 2321370
Date of notification

SEPTEMBER 5, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	10:41 05-Sep-06
Number	4940I

RNS Number:4940I
Evraz Group S.A.
05 September 2006

EVRAZ GROUP S.A.

5 SEPTEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer

EVRAZ GROUP S.A.

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)

The notification relates to (i)

3. Name of person discharging managerial responsibilities/director

Mr. Evgeny I. POLOVINKIN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is (a) in respect of a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest

(a)

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GDRs REPRESENTING SHARES IN EVRAZ GROUP S.A.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

THE BANK OF NEW YORK, AS DEPOSITARY

8 State the nature of the transaction

EXERCISE OF 20,688 OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

20,688 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0059%

11. Number of shares, debentures or financial instruments relating to shares disposed

20,688 GDRs

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0059%

13. Price per share or value of transaction

Purchase - USD 14.50 per GDR
Disposal - USD 22.37 per GDR

14. Date and place of transaction

THE PDMR WAS NOTIFIED OF THE TRANSACTION ON SEPTEMBER 1, 2006. THE TRANSACTION OCCURRED OTC ON AUGUST 9, 2006.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Nil

16. Date issuer informed of transaction

SEPTEMBER 5, 2006
IRINA KIBINA
+7 (495) 2321370

Date of notification

SEPTEMBER 5, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	14:40 05-Sep-06
Number	5175I

RNS Number:5175I
Evraz Group S.A.
05 September 2006

EVRAZ GROUP S.A.

5 SEPTEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer
EVRAZ GROUP S.A.

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)
The notification relates to (i)

3. Name of person discharging managerial responsibilities/director
Mr. Dmitry M. SOTNIKOV

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is (a) in respect of a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest
(a)

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
GDRs REPRESENTING SHARES IN EVRAZ GROUP S.A.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
THE BANK OF NEW YORK, AS DEPOSITARY

8 State the nature of the transaction
EXERCISE OF 20,688 OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired
20,688 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0059%

11. Number of shares, debentures or financial instruments relating to shares disposed
20,688 GDRs

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
0.0059%

13. Price per share or value of transaction

Purchase - USD 14.50 per GDR
Disposal - USD 22.20 per GDR

14. Date and place of transaction
THE PDMR WAS NOTIFIED OF THE TRANSACTION ON SEPTEMBER 1, 2006. THE TRANSACTION OCCURRED OTC ON AUGUST 16, 2006.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
Nil

16. Date issuer informed of transaction
SEPTEMBER 5, 2006

IRINA KIBINA
+7 (495) 2321370

Date of notification
SEPTEMBER 5, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	14:42 05-Sep-06
Number	5179I

RNS Number:5179I
Evraz Group S.A.
05 September 2006

EVRAZ GROUP S.A.

5 SEPTEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer

EVRAZ GROUP S.A.

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)

The notification relates to (i)

3. Name of person discharging managerial responsibilities/director

Mr. Igor A. MARKOV

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is (a) in respect of a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest

(a)

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GDRs REPRESENTING SHARES IN EVRAZ GROUP S.A.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

THE BANK OF NEW YORK, AS DEPOSITARY

8 State the nature of the transaction

EXERCISE OF 20,688 OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

20,688 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0059%

11. Number of shares, debentures or financial instruments relating to shares disposed

20,688 GDRs

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0059%

13. Price per share or value of transaction

Purchase - USD 14.50 per GDR
Disposal - USD 21.98 per GDR

14. Date and place of transaction

THE PDMR WAS NOTIFIED OF THE TRANSACTION ON SEPTEMBER 1, 2006. THE TRANSACTION OCCURRED OTC ON AUGUST 17, 2006.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Nil

16. Date issuer informed of transaction

SEPTEMBER 5, 2006

IRINA KIBINA
+7 (495) 2321370

Date of notification

SEPTEMBER 5, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Exhibit B20

Regulatory Announcement

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	15:12 06-Sep-06
Number	5854I

RNS Number:5854I
Evraz Group S.A.
06 September 2006

EVRAZ GROUP S.A.

6 SEPTEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer

EVRAZ GROUP S.A.

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)

The notification relates to (i)

3. Name of person discharging managerial responsibilities/director

(a) Mr. Andrey P. GAYDIN
(b) Ms Olga V. ZAGAYNOVA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is (a) in respect of a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest

(a)

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GDRs REPRESENTING SHARES IN EVRAZ GROUP S.A.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

THE BANK OF NEW YORK, AS DEPOSITARY

8 State the nature of the transaction

EXERCISE OF OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

(a) 20,688 GDRs
(b) 10,344 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

(a) 0.0059%
(b) 0.0029%

11. Number of shares, debentures or financial instruments relating to shares disposed

(a) 20,688 GDRs
(b) 10,344 GDRs

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

(a) 0.0059%
(b) 0.0029%

13. Price per share or value of transaction

Purchase - USD 14.50 per GDR
Disposal - USD 22.64 per GDR

14. Date and place of transaction

THE PDMRs WERE NOTIFIED OF THE TRANSACTION ON SEPTEMBER 1, 2006. THE TRANSACTION OCCURRED OTC ON AUGUST 8, 2006.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Nil

16. Date issuer informed of transaction

SEPTEMBER 6, 2006

IRINA KIBINA
+7 (495) 2321370

Date of notification

SEPTEMBER 6, 2006

END

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Regulatory Announcement

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	15:15 06-Sep-06
Number	5857I

RNS Number:5857I
Evraz Group S.A.
06 September 2006

EVRAZ GROUP S.A.

6 SEPTEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer
EVRAZ GROUP S.A.

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)
The notification relates to (i)

3. Name of person discharging managerial responsibilities/director
Mr. Andrey V. MOKRINSKY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is (a) in respect of a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest

(a)

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GDRs REPRESENTING SHARES IN EVRAZ GROUP S.A.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

THE BANK OF NEW YORK, AS DEPOSITARY
8 State the nature of the transaction

EXERCISE OF 41,379 OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN
9. Number of shares, debentures or financial instruments relating to shares acquired

41,379 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0118%
11. Number of shares, debentures or financial instruments relating to shares disposed

41,379 GDRs

12. Percentage of issued class disposed (treasury shares of that class should

not be taken into account when calculating percentage)

0.0118%

13. Price per share or value of transaction

Purchase - USD 14.50 per GDR
Disposal - USD 22.18 per GDR
14. Date and place of transaction

THE PDMR WAS NOTIFIED OF THE TRANSACTION ON SEPTEMBER 1, 2006. THE TRANSACTION OCCURRED OTC ON AUGUST 11, 2006.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Nil

16. Date issuer informed of transaction
SEPTEMBER 6, 2006

IRINA KIBINA
+7 (495) 2321370
Date of notification
SEPTEMBER 6, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Blocklisting Interim Review
Released	10:51 14-Sep-06
Number	9514I

RNS Number:9514I
Evraz Group S.A.
14 September 2006

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: 14 September 2006

1. Name of applicant:
Evraz Group S.A. ("the Company")

2. Name of scheme:
Global Depository Receipts ("GDRs") with three GDRs representing one ordinary share in the Company

3. Period of return:
From February 1, 2006 to September 8, 2006

4. Balance under scheme from previous return:
50,142,777

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:
Has not been increased

6. Number of securities issued/allotted under scheme during period:
1,033,434

7. Balance under scheme not yet issued/allotted at end of period:
91,034,980

8. Number and class of securities originally listed and the date of admission:
142,031,191 GDRs, June 7, 2005

9. Total number of securities in issue at the end of the period:
51,176,211

Name of contact:
Irina Kibina

Address of contact:
1, Allee Scheffer, L-2520 Luxembourg

Telephone number of contact:
+7 495 232 13 70

Signed by
Company Secretary
Antonino Craparotta

END

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	14:48 14-Sep-06
Number	9755I

RNS Number:9755I
Evraz Group S.A.
14 September 2006

EVRAZ GROUP S.A.

14 SEPTEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer
EVRAZ GROUP S.A.

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)
The notification relates to (i)

3. Name of person discharging managerial responsibilities/director
Mr. Andrey V. LARIN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is (a) in respect of a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest
(a)

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
GDRs REPRESENTING SHARES IN EVRAZ GROUP S.A.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
THE BANK OF NEW YORK, AS DEPOSITARY

8 State the nature of the transaction
EXERCISE OF 10,344 OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired
10,344 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0029%

11. Number of shares, debentures or financial instruments relating to shares disposed
10,344 GDRs

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
0.0029%

13. Price per share or value of transaction

Purchase - USD 14.50 per GDR
Disposal - USD 21.9219 per GDR

14. Date and place of transaction
THE PDMR WAS NOTIFIED OF THE TRANSACTION ON SEPTEMBER 12, 2006. THE TRANSACTION OCCURRED OTC ON AUGUST 21, 2006.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
Nil

16. Date issuer informed of transaction
SEPTEMBER 14, 2006

IRINA KIBINA
+7 (495) 2321370

Date of notification
SEPTEMBER 14, 2006

END

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Regulatory Announcement

Exhibit B24



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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	07:01 18-Sep-06
Number	0728J

RNS Number:0728J
Evraz Group S.A.
18 September 2006

EVRAZ GROUP S.A.
18 SEPTEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer
EVRAZ GROUP S.A.

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)
The notification relates to (i)

3. Name of person discharging managerial responsibilities/director
Mr. Vyacheslav V. PAVLOV

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is (a) in respect of a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest
(a)

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
GDRs REPRESENTING SHARES IN EVRAZ GROUP S.A.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
THE BANK OF NEW YORK, AS DEPOSITARY

8 State the nature of the transaction
EXERCISE OF 41,379 OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired
41,379 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0118%

11. Number of shares, debentures or financial instruments relating to shares disposed
41,379 GDRs

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
0.0118%

13. Price per share or value of transaction
Purchase - USD 14.50 per GDR

Disposal - USD 21.627 per GDR

14. Date and place of transaction
THE PDMR WAS NOTIFIED OF THE TRANSACTION ON SEPTEMBER 12, 2006. THE TRANSACTION OCCURRED OTC ON AUGUST 24, 2006.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
Nil

16. Date issuer informed of transaction
SEPTEMBER 15, 2006

IRINA KIBINA
+7 (495) 2321370

Date of notification
SEPTEMBER 18, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	09:37 20-Sep-06
Number	2095J

RNS Number:2095J
Evraz Group S.A.
20 September 2006

EVRAZ GROUP S.A.

20 SEPTEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer

EVRAZ GROUP S.A.

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR3.1.4R(1)(b)

The notification relates to (i)

3. Name of person discharging managerial responsibilities/director

Mr. Timur I. YANBUKHTIN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is (a) in respect of a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest

(a)

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GDRs REPRESENTING SHARES IN EVRAZ GROUP S.A.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

THE BANK OF NEW YORK, AS DEPOSITARY

8 State the nature of the transaction

EXERCISE OF 20,400 OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

20,400 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0058%

11. Number of shares, debentures or financial instruments relating to shares disposed

20,400 GDRs

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0058%

13. Price per share or value of transaction

Purchase - USD 14.50 per GDR

Disposal - USD 22.00 per GDR

14. Date and place of transaction

THE PDMR WAS NOTIFIED OF THE TRANSACTION ON SEPTEMBER 19, 2006. THE TRANSACTION OCCURRED OTC ON AUGUST 28, 2006.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Nil

16. Date issuer informed of transaction

SEPTEMBER 20, 2006

IRINA KIBINA

+7 (495) 2321370

Date of notification

SEPTEMBER 20, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	09:47 20-Sep-06
Number	2103J

RNS Number:2103J
Evraz Group S.A.
20 September 2006

EVRAZ GROUP S.A.
20 SEPTEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer

EVRAZ GROUP S.A.

2. Nature of notification

NOTIFICATION OF INFORMATION AS REQUIRED BY DR 3.1.4R 1(a)

3. Name of person discharging managerial responsibilities/director

TIMUR I. YANBUKHTIN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

CONNECTED PERSON; LANDARK LIMITED

5. Indicate whether the notification is in respect of (a) a holding of the person referred to in 3 or 4 above or (b) in respect of a non-beneficial interest

(a)

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GDRs of EVRAZ GROUP S.A.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

THE BANK OF NEW YORK, AS DEPOSITARY

8 State the nature of the transaction

PURCHASE OF GDRs

9. Number of shares, debentures or financial instruments relating to shares acquired

30,000 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0086%

11. Number of shares, debentures or financial instruments relating to shares

disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

USD22.00 PER GDR

14. Date and place of transaction

SEPTEMBER 4, 2006, OTC

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LANDARK LIMITED HOLDS 0.0086%

16. Date issuer informed of transaction

SEPTEMBER 20, 2006

Name of contact and telephone number for queries

IRINA KIBINA
+7 (495) 2321370

Date of notification

SEPTEMBER 20, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Evraz repays $175 m eurobonds
Released	15:07 25-Sep-06
Number	4286J

RNS Number:4286J
Evraz Group S.A.
25 September 2006

25.09.2006

Evraz Group repays $175 million eurobonds

September 25, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces the repayment of $175 million of its Eurobonds, which were originally placed in September and December 2003. The Eurobonds had a term of 36 months with a coupon of 8.875 per cent.

Currently, Evraz Group has outstanding US$300 million 2009 Eurobonds and US$750 million 2015 Eurobonds.

Commenting, Pavel Tatyanin, CFO said: "We have fully repaid our debut Eurobond issue. Since 2003, when it was initially placed, Evraz has evolved to become a leading steel and mining company and has strengthened its presence on the global debt markets. On behalf of Evraz Group, I would like to thank the investment community for your support of our strategy and your confidence in our ability to deliver superior financial results."

###

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Exhibit B28

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Notice of Interim Results
Released	13:24 05-Oct-06
Number	0253K

RNS Number: 0253K
Evraz Group S.A.
05 October 2006

2006 Interim Results

Evraz Group S.A. will be announcing its interim results for the period ended June 30, 2006 on Thursday, October 12, 2006.

A conference call to discuss the results will be hosted by

Alexander Frolov Chairman
Valery Khoroshkovsky CEO
Pavel Tatyanin Senior Vice President and CFO

on Thursday, October 12, 2006 at:

6 p.m. (Moscow Time)
3 p.m. (London Time)
10 a.m. (New York Time)

Details

Dial-In numbers to access the conference call are as follows:

8 10 800 2992 3011 in Russia
+41 91 610 56 00 in Europe and ROW
+44 207 107 0611 in the UK
+1 (1) 866 291 4166 in the USA
A playback facility will be available 1 hour after the conference call for 48 hours

Participants requesting the playback facility should dial-in:

+41 (0) 91 612 4330 in Europe and ROW
+1 (1) 866 416 2558 in USA
+44 (0) 20 7108 6233 UK

and enter the ID 302 followed by the # sign.

The webcast along with the presentation will be available on the Company's website www.evraz.com.

To access the webcast along with the presentation, please visit the investor centre - annual and interim results section of the Company's website www.evraz.com on 12th October.

To avoid any technical inconvenience during the conference call, it is recommended that participants download the presentation in advance.

For further information, please contact:
Evraz Group
Corporate Affairs and Communications
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Fitch's upgrade of Evraz
Released	18:00 09-Oct-06
Number	2052K

RNS Number:2052K
Evraz Group S.A.
09 October 2006

Evraz welcomes Fitch Ratings' upgrade of Evraz Group S.A. to 'BB'

October 9, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, welcomes Fitch Ratings' upgrade of Evraz Group S.A.'s Issuer Default ('IDR') and senior unsecured ratings from 'BB-' to 'BB'. The Agency also upgraded the IDR of Cyprus-registered Mastercroft Limited to 'BB' from 'BB-' as well as the Senior Unsecured Notes issued by Mastercroft's 100% owned subsidiary, Evraz Securities S.A. At the same time Fitch's affirmed the Short-term 'B' rating of both Evraz and Mastercroft.

In its press release Fitch Ratings commented that the rating action reflects Evraz's strong business profile as a low-cost, vertically integrated steelmaker with a high degree of self-sufficiency in raw materials as well as its successful track record of integrating acquired assets.

Pavel Tatyanin, Evraz Group's Chief Financial Officer, said:
"We are very happy to receive an upgrade from Fitch Ratings. We believe that it affirms Evraz's strong commitment and continuous efforts to being a world class steel and mining company, as well as our adherence to best principles of corporate governance and transparency. We view it as an important step towards achieving a medium-term strategic target - the investment grade rating for Evraz."

###

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Trading Statement
Released	08:21 10-Oct-06
Number	2144K

RNS Number:2144K
Evraz Group S.A.
10 October 2006

Evraz Group releases 3Q 2006 trading update

October 10, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today released its 3Q 2006 trading update.

Product, thousand tonnes	3Q 2006	3Q 2005	3Q 2006/ 3Q 2005 change,%**	9M 2006	9M 2005	9M 2006/ 9M 2006 change,%**
Steel division						
Pig iron	3,288	2,546	+29.1%	9,669	8,498	+13.8%
Steel	4,013	3,205	+25.2%	12,013	10,213	+17.6%
Rolled products(1)	3,721	2,865	+29.9%	10,847	8,868	+22.3%
Mining division(2)						
Iron ore (saleable products)						
Concentrate	631	819	(22.9)%	1,716	2,109	(18.7)%
Sinter	2,265	2,100	+7.8%	6,560	6,733	(2.6)%
Pellets	1,482	1,013	+46.2%	4,439	3,770	+17.7%
Coal (mined)						
Coking coal	179	191	(6.2)%	579	347	+66.8%
Steam coal	29	14	+112.0%	57	38	+49.4%
Equity investments(3)						
Coking coal (Raspadskaya)	2,764	1,433	+92.9%	6,210	4,747	+30.8%
Coking and steam coal(Yuzhkuzbassugol)(2)	3,875	n/a	n/a	11,562	n/a	n/a

(1) Operational results of Palini e Bertoli are consolidated into the Group since September 2005 and of Vitkovice Steel since December 2005.

(2) Mine 12 operational results are consolidated into the Group since April 2005. Operational results of Yuzhkuzbassugol are consolidated into the Group since December 31, 2005.

(3) Evraz Group holds 49% beneficial interest in OAO Raspadskaya and 50% interest in Yuzhkuzbassugol.

# # #

For further information:

Evraz Group

Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370

IR@evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Exhibit B31

Regulatory Announcement



Company	Evraz Group S.A.
TIDM	EVR
Headline	New ore deposit
Released	13:06 11-Oct-06
Number	3087K

RNS Number:3087K
Evraz Group S.A.
11 October 2006

Evraz receives a licence
to develop Sobstvenno-Kachkanarskoye ore deposit

October 11, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces that its subsidiary, Kachkanarsky Ore Mining and Processing Enterprise "Vanady" (KGOK), has today been proclaimed the winner in an auction to buy a licence to develop the Sobstvenno-Kachkanarskoye magnetite and titanium deposit in Central Ural. KGOK offered 220.5 million rubles (approximately $8.2 million) for the licence at the auction.

The Sobstvenno-Kachkanarskoye deposit is located in the Sverdlovsk Region next to the Gusevogorskoye ore deposit and has reserves of 3.3 billion tonnes of ore with estimated iron content of 16%. The licence for developing the deposit is valid for a period of 25 years.

At present KGOK processes iron ore from the Gusevogorskoye ore deposit. In 2005 KGOK mined around 46 million tonnes of ore and produced 8.6 million tonnes of concentrate.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com

END

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Regulatory Announcement

Exhibit B32



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Company	Evraz Group S.A.
TIDM	EVR
Headline	Interim Results
Released	07:00 12-Oct-06
Number	3493K

RNS Number:3493K
Evraz Group S.A.
12 October 2006

FOR IMMEDIATE RELEASE

INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2006

October 12, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today announces its unaudited interim results for the six months ended 30 June 2006 with both revenues and cash flow increasing to record levels.

1H 2006 Highlights:

Strong operational performance delivers solid results

- 2006 first half revenue was a record $3,825 million, up 5% from the corresponding period in 2005
- Consolidated steel sales increased by 23% to 8.3 million tonnes from 6.75 million tonnes in the first half of 2005
  - Russian construction products sales volumes grew 23%
  - Volumes of semi-finished steel products increased 21% due to growing slab production
- Higher value-added sales into attractive European and USA markets increased fivefold
- Adjusted EBITDA remains largely unchanged year-on-year at $1,096 million
- Net profit reduced marginally to $571 million from $612 million in 2005
- Further US$262 million investment in cost efficiency programme
- Further expansion of mining segment with an additional $225 million equity investment in OAO Raspadskaya

Six months to June 30 (US$ million unless otherwise stated)	1H 2006	1H 2005	Change
Revenue	3,825	3,632	5.3%
Adjusted EBITDA (1)	1,096	1,119	(2.0%)
Profit from operations	938	1,005	(6.7%)
Net profit (2)	571	612	(6.7%)
Earnings per GDR 3, US$	1.63	1.88	

(1) Refer to Attachment 1 for reconciliation to profit from operations
(2) Net profit attributable to equity holders of the parent entity
(3) 1 share is represented by 3 GDRs

Valery Khoroshkovsky, Evraz Group's CEO, commented:

"Evraz achieved satisfactory results during the first six months of 2006

especially when compared with the exceptional performance supported by high steel prices in the first half of 2005.

Contributing to our record high revenues in the first half of 2006 was significant sales volume increase from the successful business integration of the European steel mills acquisitions coupled with strong organic growth in Russia delivered from the group's capital investment programme.

Additionally, steel prices have shown good recovery starting from March 2006 from the lower levels seen in the second half of 2005 and the first quarter of 2006.

Evraz has continued to reduce its steel costs by increasing operational efficiency and achieving a higher level of production as a result of our capital investment programme."

Commenting on the outlook for the remainder of 2006 and beyond Valery Khoroshkovsky said:

"In the second half of 2006, Evraz will continue to enhance its position as one of the most cost-effective and profitable integrated steel producing and mining groups in Russia and CIS while expanding and strengthening its presence in non-Russian markets. Evraz will continue to focus on cost management and ongoing efficiency improvements to enhance our competitiveness in the global steel market.

Evraz intends to deliver further benefits from the integration of the recent acquisitions, facilitating a gradual shift in product mix towards higher margin products.

Our volumes are expected to remain strong for the rest of the year with the rolled products output increasing 22% year-on-year to 10.8 million tonnes in the first nine months of 2006. We expect the price recovery which started in the second quarter of 2006 to continue on the back of growing demand.

The acquisition of Strategic Minerals Corporation in August will contribute both to the group's revenue and profit growth and our equity investment in Highveld Steel and Vanadium Corporation will further support our earnings."

Summary Results:

Evraz's consolidated revenues increased by 5.3% to US$3,825 million in the first six months of 2006 from US$3,632 million in the first six months of 2005. The majority of this increase is attributable to the acquisitions of Palini e Bertoli and Vitkovice Steel, both of which produce mainly high value-added flat products, and to increased slab exports due to the commencement of production of a new slab caster at ZapSib. Total volumes of steel products sold in the first half of 2006 were 8.3 million tonnes, up 23% from 6.8 million tonnes in the first half of 2005.

In the first six months of 2006, consolidated cost of revenues amounted to US$2,520million compared with US$2,251 million in the first half of 2005. Cost of revenues as a percentage of consolidated revenues increased from 62.0% reported in the first half of 2005 to 65.9% in the first half of 2006. The increase was primarily attributable to the higher share of iron ore purchased from third parties to meet the increased production volumes of the group's Russian steel mills. Gross profit was down 5.5% half-on-half at US$1,305 million from US$1,381 million.

In the first half of 2006, revenues from non-Russian sales amounted to US$1,925million, or 50.3% of total sales compared with US$1,558 million, or 42.9% in the first half of 2005. The increased share of non-Russian revenues was attributable to the growth in export sales volumes, provided by both Evraz Russian operations as well as the contributions of the recently acquired plate mills - Vitkovice Steel and Palini e Bertoli.

Profit from operations decreased by 6.7% to US$938 million in the first half of 2006 from US$1,005 million in the corresponding period of 2005. Profit from operations as a percentage of consolidated revenues decreased from 27.7% in the first half of 2005 to 24.5% in the first half of 2006. This reduction is largely

attributable to the decrease in consolidated gross profit margin.

Consolidated EBITDA showed only a slight reduction of US$23 million (down 2.0%) in the first half of 2006 to US$1,096 million, or 28.7% of revenues compared with US$1,119million, or 30.8% in the first half of 2005.

In the first half of 2006, the Company reported consolidated net profit attributable to equity holders of Evraz Group of US$571 million vs. US$612 million in 2005. Lower net profit is mainly explained by a greater depreciation charge, as well as a higher effective tax rate. In the first half of 2006, the income tax charge amounted to $241 million, which is an effective tax rate of 28.3%, up from 26.0% in the first half of 2005. The increase in the effective tax rate reflects mainly the tax effect of higher dividend distribution of profits from Evraz's Russian consolidated subsidiaries to Evraz Group S.A.

Review of Operations

Steel Segment Results

Six months to June 30 (US$ million unless otherwise stated)	1H 2006	1H 2005	Change
Revenues	3,764	3,661	2.8%
Profit from operations	841	776	8.4%
Adjusted EBITDA	957	854	12.1%
Adjusted EBITDA margin	25.4%	23.3%	

Steel Segment Sales

Six months to June 30 ('000 tonnes)	1H 2006	1H 2005	Change
Semi-finished products	4,164	3,443	20.9%
Construction sector	2,197	2,106	4.3%
Railway sector	789	828	(4.7)%
Mining sector	139	123	13.0%
Plates	830	194	327.8%
Other finished products	181	56	223.2%
Total	8,300	6,750	23.0%

	Six months ended 30 June				
	1H 2006		1H 2005		1H06 v 1H05
	US$ million	% of total	US$ million	% of total	% change
Construction products	994	26.4%	914	25.0%	8.7%
Vitkovice Steel contribution	46	1.2%	n/a	n/a	n/a
Railway products	456	12.1%	462	12.6%	(1.2)%
Mining products	66	1.8%	62	1.7%	5.9%
Semi-finished products	1,370	36.4%	1,401	38.3%	(2.2)%
Other steel products	581	15.4%	175	4.8%	231.7%
Palini contribution	128	3.4%	n/a	n/a	n/a
Vitkovice Steel contribution	275	7.3%	n/a	n/a	n/a
Other products	296	7.9%	646	17.7%	(54.1)%

Steel segment revenues for the first half of 2006 were US$3,764 million, an increase of 2.8% year-on-year from US$3,661 million in 2005. Steel segment revenues were negatively affected by average lower prices for steel products in the first half of 2006 as compared with the first half of 2005. The increase of 23% in overall sales volumes in the first six months of 2006 mitigated lower average prices for some steel products.

Steel production from the recently acquired Palini e Bertoli (mid-August 2005), and Vitkovice Steel (mid-November 2005), provided a substantial growth of plate sales and contributed solidly to non-Russian sales of the Group.

In the first half of 2006, the steel segment profit from operations increased by 8.4% to US$841 million, or 22.3% of steel segment revenues, from US$776 million, and 21.2% of steel segment revenues in the first half of 2005.

In the first half of 2006 adjusted EBITDA in the steel segment totalled US$957 million and 25.4% of steel segment revenues, compared with $854 million, and 23.3% in the first half of 2005.

Mining Segment Results

Six months to June 30 (US$ million unless otherwise stated)	1H 2006	1H 2005	Change
Revenues	480	594	(19.2)%
Profit from operations	106	224	(52.7)%
Adjusted EBITDA	133	253	(47.4)%
Adjusted EBITDA margin	27.7%	42.6%	

Mining Segment Production

Six months to June 30 (million tonnes)	1H 2006	1H 2005	Change
Iron ore			
Concentrate	1.1	1.3	(15.3)%
Sinter	4.3	4.6	(6.5)%
Pellets	3.0	2.8	7.1%
Reference (1)			
Coking coal (Raspadskaya)	3.4	3.3	3.0%
Coal (Yuzhkuzbassugol)	7.7	n/a	n/a

(1) As at 30 June 2006 Evraz Group held 48.4% effective interest in Raspadskaya Mine and 50% interest in Yuzhkuzbassugol

Mining segment revenues fell by 19.2% to US$480 million in the first half of 2006, compared with US$594 million in the corresponding period in 2005. While sale volumes were relatively stable (-3.4%), revenue fell principally as a result of a decline in average prices of iron ore.

Almost all of Evraz mining segment sales consist of iron ore. Evraz mining segment supplied approximately 71% of the steel segment's iron ore requirements. This decrease from 76% in the first half of 2005 in the proportion of iron ore sourced internally was caused by the substantial increase in steel production from the Russian steel mills in the first half of 2006.

The mining segment profit from operations decreased by 52.7% to US$106 million in the first half of 2006, or 22.0% of mining segment revenues. This compares with US$224 million, or 37.7% of mining segment revenues in the corresponding period in 2005. The decrease is largely attributable to lower average prices of iron ore.

Adjusted EBITDA in the mining segment declined by 47.4% to US$133 million, or 27.7% of mining segment revenues in the first half of 2006 from US$253 million, or 42.6% in the corresponding period in 2005.

Consolidated Group Financial Position

Cash flow

Cash flow from operating activities increased by 24.3% year-on-year to US$904 million from US$727 million. The increase in net cash generated by operations

was primarily due to a substantial decrease in net working capital requirement.

Cash used in investing activities was US$1,036 million in the first half of 2006 vs. US$657 million in the first half of 2005. This includes short-term deposits in the amount of US$264 million, the first payment of US$10 million for the acquisition of Stratcor as well as US$275 million paid as the last instalment for the shares of Yuzhkuzbassugol purchased in December 2005.

In the first half of 2006 capital expenditure amounted to US$262 million compared with US$280 million in the first half of 2005.

Balance sheet

Estimated Liquidity (US$ million)	As of 30 June 2006	As of 31 December 2005
Cash and cash equivalents	482	641
Amount available under credit facilities	744	716
Short-term bank deposits	287	16
Total estimated liquidity	1,513	1,373

Net debt(See Attachment 1) increased when compared with 30 June 2005 by US$1,384 million to US$2,120 million as of 30 June 2006. Cash reserves decreased to US$482 million as of 30 June 2006 from US$641 million as of 31 December 2005.

Evraz has sufficient liquidity to support its current operations and meet its current debt obligations. Evraz estimated liquidity (defined as cash and cash equivalents, amounts available under unrestricted credit facilities and short-term bank deposits) amounted to US$1,513 million as of 30 June 2006 compared with US$1,373 million as of 31 December 2005. The cash balance, including US$287 million in short-term deposits, grew by 20% to US$769 million.

As of 30 June 2006, total assets amounted to US$7,317 million reflecting an increase of 9.8% to US$6,663 million as of 31 December 2005.

Parent shareholders' equity, including reserves and accumulated profits as at 30 June 2006, increased 24.6% to US$3,373 million from US$2,707 million as at 31 December 2005.

# # #

Note:

Percentage changes may not be exact due to rounding.

For further information:
Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com

Attachment 1

Adjusted EBITDA

Adjusted EBITDA represents profit from operations plus depreciation and amortisation, impairment of assets and loss (gain) on disposals of property plant and equipment. Adjusted EBITDA is not a measure of financial performance under IFRS, and it should not be considered as an alternative to net profit as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Evraz's calculation of Adjusted EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

Reconciliation of Adjusted EBITDA to profit from operations is as follows:

	(Six month ended 30 June) 2006 (in millions of US dollars)	2005
Consolidated Adjusted EBITDA reconciliation		
Profit from operations	938	1,005
Add:		
Depreciation, depletion and amortisation	137	104
Impairment of assets	10	2
Loss on disposal of property, plant & equipment	11	8
Consolidated Adjusted EBITDA	1,096	1,119
Steel segment Adjusted EBITDA reconciliation		
Profit from operations	841	776
Add:		
Depreciation, depletion and amortisation	102	71
Impairment of assets	5	-
Loss on disposal of property, plant & equipment	10	8
Steel segment Adjusted EBITDA	957	854
Mining segment Adjusted EBITDA reconciliation		
Profit from operations	106	224
Add:		
Depreciation, depletion and amortisation	27	27
Impairment of assets	-	2
Loss on disposal of property, plant & equipment	1	-
Mining segment Adjusted EBITDA	133	253
Other operations Adjusted EBITDA reconciliation		
Profit from operations	24	12
Add:		
Depreciation, depletion and amortisation	8	6
Impairment of assets	-	-
Loss on disposal of property, plant & equipment	-	-
Other operations Adjusted EBITDA	33	18

Attachment 2

Net Debt

Net Debt represents long-term loans, net of current portion, plus short-term loans and current portion of long-term loans less cash and cash equivalents (excluding restricted deposits). Net Debt is not a balance sheet measure under IFRS, and it should not be considered as an alternative to other measures of financial position. Evraz's calculation of Net Debt may be different from the calculation used by other companies and therefore comparability may be limited. Net Debt has been calculated as follows:

	(Six month ended 30 June) 2006 (in millions of US dollars)	2005
Net Debt Calculation		
Add:		
Long-term loans, net of current portion	1,742	914
Short-term loans and current portion of long-term loans	860	495

Less:		
Cash and cash equivalents	(482)	(673)
Net Debt	2,120	736

Evraz Group S.A.
Consolidated Income Statement
(In millions of US dollars, except for per share information)

	Six months ended 30 June 2006	2005
Revenue		
Sale of goods	$ 3,766	$ 3,571
Rendering of services	59	61
	3,825	3,632
Cost of revenue	(2,520)	(2,251)
Gross profit	1,305	1,381
Selling and distribution costs	(105)	(107)
General and administrative expenses	(234)	(227)
Social and social infrastructure maintenance expenses	(40)	(36)
Loss on disposal of property, plant and equipment	(11)	(8)
Impairment of assets	(10)	(2)
Foreign exchange gains/(losses), net	39	-
Other operating income/(expenses), net	(6)	4
Profit from operations	938	1,005
Interest income	8	4
Interest expense	(107)	(66)
Share of profits/(losses) of joint ventures and associates	10	41
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	-	10
Other non-operating gains/(losses), net	3	(9)
Profit before tax	852	985
Income tax expense	(241)	(256)
Net profit	$ 611	$ 729
Attributable to:		
Equity holders of the parent entity	$ 571	$ 612
Minority interests	40	117
	$ 611	$ 729
Earnings per share:		
basic, for profit attributable to equity holders of the parent entity, US dollars	$ 4.88	$ 5.65
diluted, for profit attributable to equity holders of the parent entity, US dollars	$ 4.85	$ 5.65

Evraz Group S.A.
Consolidated Balance Sheet
(In millions of US dollars)

	June 30, 2005	December 31, 2005
Assets		

Non-current assets		
Property, plant and equipment	$ 3,278	$ 2,960
Goodwill	91	84
Investments in joint ventures and associates	1,179	906
Restricted deposits at banks	9	8
Other non-current assets	78	61
	4,635	4,019
Current assets		
Inventories	783	964
Trade and other receivables	552	375
Prepayments	51	54
Receivables from related parties	91	90
Income tax receivable	9	16
Other taxes recoverable	411	461
Short-term investments and notes receivable	289	19
Restricted deposits at banks	14	24
Cash and cash equivalents	482	641
	2,682	2,644
Total assets	$ 7,317	$ 6,663
Equity and liabilities		
Equity		
Parent shareholders' equity		
Issued capital	$ 316	$ 316
Additional paid-in capital	460	547
Legal reserve	28	22
Accumulated profits	2,259	1,750
Translation difference	310	72
	3,373	2,707
Minority interests	217	190
	3,590	2,897
Non-current liabilities		
Long-term loans	1,742	1,515
Deferred income tax liabilities	210	227
Finance lease liabilities	37	30
Post-employment benefits	85	78
Provisions	23	14
Other long-term liabilities	5	6
	2,102	1,870
Current liabilities		
Trade and other payables	422	398
Advances from customers	76	43
Short-term loans and current portion of long-term loans	860	835
Payables to related parties	20	315
Income tax payable	81	70
Other taxes payable	106	196
Current portion of finance lease liabilities	9	7
Provisions	9	15
Dividends payable by the parent entity to its shareholders	27	3
Dividends payable by the Group's subsidiaries to minority shareholders	15	14
	1,625	1,896
Total equity and liabilities	$ 7,317	$ 6,663

Evraz Group S.A.
Consolidated Cash Flow Statement
(In millions of US dollars)

	Six months ended 30 June 2006	2005
Cash flows from operating activities		
Net profit	$ 611	$ 729
Adjustments to reconcile net profit to net cash provided by operating activities:		
Depreciation, depletion and amortisation	137	103
Deferred income tax benefit	(31)	(11)
Loss on disposal of property, plant and equipment	11	8
Impairment of assets	10	2
Foreign exchange (gains)/losses	(39)	-
Share of (profits)/losses of joint ventures and associates, net	(10)	(41)
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	-	(10)
Other non-operating (gains)/losses	(3)	9
Interest income	(8)	(4)
Interest expense	107	66
Bad debt expense	10	2
Share-based payments	6	1
	801	854
Changes in operating assets and liabilities:		
Inventories	217	(50)
Trade and other receivables	(151)	(28)
Prepayments	8	9
Receivables from / payables to related parties	(28)	(9)
Taxes recoverable	85	(134)
Other assets	1	-
Trade and other payables	38	68
Advances from customers	30	(12)
Taxes payable	(93)	30
Other liabilities	(4)	(1)
Net cash flows from operating activities	904	727
Cash flows from investing activities		
Issuance of loans receivable to related parties	-	(3)
Issuance of loans receivable	-	(1)
Proceeds from repayment of loans receivable	-	12
Purchases of subsidiaries, net of cash acquired	(11)	(13)
Prepayments for purchases of subsidiaries	(12)	(81)
Purchases of minority interests	(1)	(308)
Purchase of interest in an associate/joint venture	(522)	-
Restricted deposits at banks	10	(17)
Short-term deposits at banks	(264)	7
Purchases of property, plant and equipment	(262)	(280)
Proceeds from disposal of property, plant and equipment	5	3
Proceeds from sales of equity of other companies	-	3
Proceeds from sale/redemption of debt instruments of other companies	1	11
Dividends received	20	10
Net cash flows used in investing activities	(1,036)	(657)
Cash flows from financing activities		
Proceeds from issuance of share capital, net of transaction costs	$ 1	$ 400
Contributions from Crosland Limited	-	131
Payments to entities under common control for the transfer ofownership interest in subsidiaries	-	(32)
Proceeds from loans provided by related parties	-	9
Repayment of loans provided by related parties, including interest	-	62
Net proceeds from/(repayment of) bank overdraft credit		

lines, including interest	48	(8)
Proceeds from loans and promissory notes	277	412
Repayment of loans and promissory notes, including interest	(199)	(374)
Dividends paid by the parent entity to its shareholders	(134)	(133)
Dividends paid by the Group's subsidiaries to minority shareholders	(24)	(4)
Payments under finance leases, including interest	(10)	(6)
Payments under Settlement Agreements, including interest	-	(8)
Payments of restructured taxes, including interest	(4)	(9)
Net cash flows from/(used in) financing activities	(45)	316
Effect of foreign exchange rate changes on cash and cash equivalents	18	(6)
Net increase/(decrease) in cash and cash equivalents	(159)	380
Cash and cash equivalents at beginning of period	641	293
Cash and cash equivalents at end of period	$ 482	$ 673
Supplementary cash flow information:		
Cash flows during the period:		
Interest paid	$ 96	$ 56
Income taxes paid	251	293

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Exhibit B33



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Company	Evraz Group S.A.
TIDM	EVR
Headline	Directorate Change
Released	07:00 23-Oct-06
Number	8560K

RNS Number:8560K
Evraz Group S.A.
23 October 2006

Bruno Bolfo Resigns from Evraz's Board

October 23, 2006 - Evraz Group S.A. (LSE: EVR) announces that Bruno Bolfo has tendered his resignation as a member of the Board of Directors of the Company. He will also thereupon cease to be a member of the Company's Audit Committee.

On 20 October 2006, Bruno Bolfo notified the Company of his resignation from the Board with immediate effect due to a conflict of interests arising out of a proposed joint venture agreement between Duferco, a steel trader and producer, and steel making company NLMK. Mr. Bolfo is the owner and Chairman of the Board of Directors of Duferco.

Bruno Bolfo had been a member of Evraz's Board since 9 August 2006 following his election by the extraordinary general meeting of shareholders in July 2006.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Moody's changes outlook
Released	10:33 23-Oct-06
Number	8637K

RNS Number:8637K
Evraz Group S.A.
23 October 2006

Evraz welcomes change of Moody's outlook to Evraz ratings to 'Positive'

October 23, 2006 - Evraz Group S.A. (LSE: EVR) welcomes Moody's change of the outlook on all ratings assigned to Evraz Group S.A. from 'Stable' to 'Positive'.

The ratings affected by the action are:

- Corporate Family Ratings at Evraz Group S.A. - Ba3;
- Senior Unsecured rating on global bonds at Evraz Group S.A. - B2;
- Senior guaranteed rating on eurobonds at Evraz Securities S.A. - B1.

In its press release Moody's Investor Service noted Evraz's continuous robust performance in 2006 as well as its strong financial position enabling the Company to service the increased absolute level of debt through the cycle.

###

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Publication of MD&A
Released	11:22 03-Nov-06
Number	5187L

RNS Number:5187L
Evraz Group S.A.
03 November 2006

Evraz published MD&A on the website

November 3, 2006 - Following the 2006 interim results announcement on 12 October 2006, Evraz Group S.A. (LSE: EVR) has published its Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) on the website.

The MD&A can be accessed at www.evraz.com/investor/financial/

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com

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